Form 20-F
period 2025-09-30
Ping An Biomedical Co., Ltd.
filed 2026-01-30
CIK 1897532

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF

Date of event requiring this shell company report________________________

For the transition period from __________ to ___________

Commission File No. 001-42155

Ping An Biomedical Co., Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

22/F, China United Plaza, 1002-1008, Tai Nan West Street,

Cheung Sha Wan, Kowloon, Hong Kong

Telephone +852 3915 2600

(Address of principal executive offices)

Pijun Liu

22/F, China United Plaza, 1002-1008, Tai Nan West Street,

Cheung Sha Wan, Kowloon, Hong Kong

Telephone +852 3915 2600

liupijun2025@163.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
ordinary shares, par value $0.0000625 per share	PASW	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (September 30, 2025): 20,500,000 ordinary shares are outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements, about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by us with the U.S. Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below.

This Annual Report on Form 20-F identifies important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements, particularly those set forth under the heading “Risk Factors.” The risk factors included in this Annual Report on Form 20-F are not necessarily all the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	uncertainties regarding the governmental, economic and political circumstances;

●	limited operating history of the business;

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	market acceptance of our services and products;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●	other factors set forth under “Risk Factors.”

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date of this Annual Report on Form 20-F and are expressly qualified in their entirety by the cautionary statements included in this Annual Report on Form 20-F. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

ii

CERTAIN DEFINITIONS

Unless otherwise indicated or the context requires otherwise, references in this Report to:

●	“$” OR “US$” or “U.S. dollars” refers to the legal currency of the United States;

●	“Cayman Companies Act” refers to the Companies Act (Revised) of the Cayman Islands, as amended from time to time;

●	“China” or the “PRC” refers to the mainland of the People’s Republic of China and Hong Kong;

●	“Controlling Shareholders” refer to the ultimate beneficial owners of the Company, who are Mr. Sek Yan Ko and Ms. Yuk Yin Judy Li. See “Management” and “Principal Shareholders” for more information;

●	“HKD” or “HK Dollar” refers the legal currency of Hong Kong;

●	“Hong Kong laws” refers to all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law in Hong Kong;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“mainland China” refers to the PRC (excluding Hong Kong, Macau and Taiwan);

●	“Multi Ridge” refers to Multi Ridge (Asia) Limited, our Hong Kong subsidiary and the direct holding company of New Brand;

●	“New Brand” refers to New Brand Cashmere Products Co., Ltd, our PRC subsidiary and key operating company;

●	“PRC government” or “PRC authorities”, or variations of such words or similar expressions, refer to the central, provincial, and local governments of all levels in mainland China, including regulatory and administrative authorities, agencies and commissions, or any court, tribunal or any other judicial or arbitral body in mainland China;

●	“PRC laws” refers to all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law in mainland China;

●	“RMB” or “Renminbi” refers to the legal currency of the PRC;

●	“SCM” refers to supply chain management;

●	“shares”, “Shares”, or “Ordinary Shares” refer to the ordinary shares of Ping An Biomedical Co., Ltd., par value of US$0.0000625 per share; and

●	“we”, “us”, the “Company”, “PASW”, or “Ping An” in this Report refers to Ping An Biomedical Co., Ltd. (formerly known as Majestic Ideal Holdings Ltd), a Cayman Islands exempted company limited by shares and its subsidiaries, unless the context otherwise indicates.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

Risks Related to Doing Business in China

Uncertainties with respect to the PRC legal system, including risks and uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in the PRC with little advance notice could result in a material change in our operations and/or the value of the securities we are registering for sale.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. The PRC legal system is based on written statutes and their legal interpretations by the Standing Committee of the National People’s Congress. Previous court decisions may be cited for reference but have limited precedential value. Since 1979, the PRC government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, as these laws and regulations are relatively new, and due to the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable, with little advance notice which could result in a material change in our operations and/or the value of our Shares. It is also uncertain whether having several of our directors and officers located in Hong Kong will subject us to the oversight of the Chinese authorities in the future.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of the securities we are registering for sale.

PASW is a holding company and we conduct our operations through our PRC subsidiary New Brand in China. Our operations are all located in China, and all of our clients are PRC persons. The PRC government may choose to exercise significant oversight and discretion, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in China are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our operations could be materially and adversely affected as well as the value of our Shares.

Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Recent statements by the PRC government have indicated an intent to exert more exert oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On December 28, 2021 the CAC, the NDRC, and several other administrations jointly adopted and published the new Measures for Cybersecurity Review (“New Measures”), which came into effect on February 15, 2022. According to the New Measures, an operator of critical information infrastructure who purchase network products or services that affects or may affect national security or a network platform operator who possesses the personal information of more than 1 million users and intends to list in a foreign country shall declare to the Office of Cybersecurity Review for cybersecurity review. Our business belongs to the apparel SCM industry, which does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. As a result, the likelihood of us being subject to the review of the CAC is remote.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which have become effective on March 31, 2023. According to the Trial Measures, our offering will be identified as an indirect overseas issuance and listing of New Brand by CSRC, we shall fulfill the filing procedure with the CSRC as per requirement of the Trial Measures. On May 11, 2023, the Company submitted the filing materials to the CSRC, and the Company subsequently obtained approval from the CSRC on July 24, 2023. On November 15, 2023, the Company submitted further filing materials to the CSRC as an update. As of the date of this Report the aforementioned approval of the CSRC has exceeded the validity period and has lapsed. The Company re-submitted the filing to the CSRC in accordance with the Trial Measures on October 9, 2024 and has obtained the new approval from the CSRC on March 13, 2025.

As of the date of this Report, except for the filing required by the CSRC, our registered public offering in the U.S. is not subject to the review nor prior approval of the CAC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations may restrict or otherwise unfavorably impact our ability or way to conduct business and may require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CAC that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer our Shares to investors and cause the value of such Shares to significantly decline or become worthless.

Recent joint statement by the SEC and PCAOB, Nasdaq’s proposed rule changes and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit the company’s shares from being traded on a national securities exchange and in over the counter markets in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act.

On June 22, 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or delisted.

The SEC adopted rules to implement the HFCA Act and, pursuant to the HFCA Act, the PCAOB issued its report on December 16, 2021, notifying SEC of its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong because of a position taken by one or more authorities in China or in Hong Kong, respectively. The rules apply to foreign issuers whose registered public accounting firm is located in a foreign jurisdiction that does not permit the PCAOB to inspect or investigate (“Commission-Identified Issuers”). The rules further provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCA Act. Our auditor, WWC, P.C., is an independent registered public accounting firm that issues the audit report included elsewhere in this Report. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, it is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor in relation to our U.S. listing. The recent developments therefore would add uncertainties to our offering, and we cannot assure you whether U.S. regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

On August 26, 2022, the PCAOB signed the SOP Agreements with the CSRC and China’s Ministry of Finance. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the SOP Agreements established a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange.

On June 22, 2021, the U.S. Senate passed Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Ordinary Shares may be prohibited from trading or delisted.

Uncertainties of the ability of auditors to comply with the requirements of the HFCA Act, as well as further rulemakings by U.S, regulators with respect to their work in China, could cause the market price of our Shares to fall. If the PCAOB determines that it cannot inspect the audits of New Brand, our PRC operating subsidiary; or Multi Ridge, our Hong Kong investment holding subsidiary and the sole shareholder of New Brand, the trading of our securities may be prohibited under the HFCA Act and, as a result, the Nasdaq may delist our securities. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, we may be subject to a variety of PRC laws and other obligations regarding data protection and any other rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business and the offering.

Our operations are located in China and our clients are PRC persons. As such we are subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These laws apply not only to third-party transactions, but also other parties with which we have commercial relations. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

The PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in the PRC, including the CAC, the Ministry of Public Security, and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016, and the Cybersecurity Review Measures, which were promulgated on December 28, 2021, provide that personal information and important data collected and generated by an operator of critical information infrastructure in the course of its operations in China must be stored in China, and if an operator of critical information infrastructure purchases internet products and services that affect or may affect national security, it will be subject to cybersecurity review by the CAC. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and also provides for a data classification and hierarchical protection system. The data classification and hierarchical protection system puts data into different groups according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations in case the data is falsified, damaged, disclosed, illegally obtained or illegally used. If any of our data processing activities conducted after the Data Security Law became effective were found to be not in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions.

We believe, based on the opinion of our PRC counsel, Commerce & Finance Law Offices, that as of the date of this Report, according to the New Measures, if an operator of critical information infrastructure who purchase network products or services that affects or may affect national security or a network platform operator who possesses the personal information of more than 1 million users and intends to list in a foreign country shall declare to the Office of Cybersecurity Review for cybersecurity review. The New Measures further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. As of the date of this Report, the Company and its PRC Subsidiary have possessed substantially less than 1 million users of personal information in their business operations and neither the Company nor its PRC Subsidiary is recognized as an “operator of critical information infrastructure” by any authentic authority. Therefore, we do not believe that New Brand is deemed to be an “operator of critical information infrastructure” or “network platform operator” controlling personal information of no less than one million users. We are required to collect and retain some basic information furnished by our customers, suppliers and employees in accordance with prevailing business practices, but we do not handle a large amount of personal and confidential data in the ordinary course of business. As of the date of this Report, we have not been involved in any investigations on cybersecurity or data security initiated by related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. Our PRC subsidiary New Brand has received all necessary permissions required to obtain from PRC authorities to operate its current business in China, including Business License, Customs Registration Certificate and Bank Account Open Permit.

However, given the recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, it remains uncertain as to how the New Measures will be interpreted or implemented. There remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to current and future PRC laws, overseas securities offerings and other capital markets activities. PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the New Measures. They may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the Shares that we are offering. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply therewith. In the event of a failure to comply, we may be required to suspend our relevant businesses and become subject to fines and other penalties. If the CAC or other PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals, which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

You may experience difficulties in effecting service of process, enforcing foreign judgments or bringing actions in China against us or our management named in this Report based on foreign laws.

PASW is incorporated under the laws of the Cayman Islands, but all of our operations and assets are held by our operating subsidiary, New Brand, in China. In addition, substantial amount of our assets is located in China and most of our senior executive officers and directors reside within mainland China or Hong Kong for a significant portion of the time. As a result, it may be difficult or impossible for investors to effect service of process on us inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Moreover, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our Shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our PRC subsidiary.

The majority of our business operations are conducted through our PRC subsidiary New Brand, and hence, our revenue and profit are substantially contributed by our PRC subsidiary. Although we have paid dividends to our Controlling Shareholders in the past, we do not intend to pay dividends in the near future. See “Dividend Policy”.

Our ability to pay dividends to our shareholders is primarily dependent upon the earnings of our PRC subsidiary and its distribution of funds to us, primarily in the form of dividends. The ability of our PRC subsidiary to make distributions to us depends upon, among others, their distributable earnings. Under the PRC laws, payment of dividends is only permitted out of accumulated profits according to PRC accounting standards and regulations, and our PRC subsidiary is also required to set aside part of its after-tax profits to fund certain reserve funds that are not distributable as cash dividends. Other factors such as cash flow conditions, restrictions on distributions contained in our PRC subsidiary’s articles of associations, restrictions contained in any debt instruments, withholding tax and other arrangements will also affect the ability of our PRC subsidiary to make distributions to us. These restrictions could reduce the amount of distributions that we receive from our PRC subsidiary, which in turn would restrict our ability to pay dividends on the Shares. The amounts of distributions that any of PASW’s subsidiaries declared and made in the past are not indicative of the dividends that we may pay in the future. There is no assurance that we will be able to declare or distribute any dividend in the future.

Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions to prevent the cash maintained in the PRC or Hong Kong from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends. In response to the persistent capital outflow and the RMB’s depreciation against the USD in the fourth quarter of 2016, the People’s Bank of China and SAFE, have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments, and shareholder loan repayments. The PRC government may continue to strengthen its capital controls, and our PRC subsidiary’s dividends and other distributions may be subjected to tighter scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from its profits of our PRC subsidiary, if any. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could have a material adverse effect on our ability to conduct our business.

Our results of operation may be materially and adversely affected by a downturn in China or the global economy.

All of our operations are currently located in China, and all of our revenue was generated in China for the years ended September 30, 2025 and 2024. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by the political, economic and social conditions in China generally and by the continued economic growth in China as a whole. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

The rapid growth of the Chinese economy has slowed down since 2012 and such slowdown may continue. There exists also uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and the PRC, before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. Any prolonged slowdown in the global or the Chinese economy may affect potential customers’ confidence in the financial market as a whole and have a negative impact on our financial condition. Further, recent global economic conditions including inflationary pressures, have not materially affected our operations in the PRC. However, continued pressure from global economic conditions may the PRC markets in the future and in turn, may affect our operations.

The continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. We cannot assure that there will not be any unfavorable changes in the PRC economy that could impact the industries in which we operate, which could in turn diminish the demand for our services.

It may be difficult for overseas shareholders and/or regulators to conduct investigation in China.

Shareholder claims or regulatory investigations that are common in the U.S. are typically difficult to pursue as a matter of law or practicality in China. There are significant legal obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Chinese authorities may establish a regulatory cooperation agreement with the securities regulatory authorities of another jurisdiction to implement cross-border supervision and administration which may be difficult to achieve in the absence of mutual and practical cooperation.

We are required to obtain approval from PRC authorities to list on overseas stock exchanges and may not be able to complete the filing because the filing materials are incomplete or do not meet the requirements of the CSRC.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial Measures. The companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing. After obtaining approval from the CSRC and before the overseas offering and listing, the companies that have a major change to the main business or business license qualification, the right of control or equity structure, or the offering and listing plan shall promptly report to the CSRC and update the filing materials within three working days of the occurrence of the relevant matters.

Our PRC counsel, Commerce & Finance Law Offices, has advised us that, based on its understanding of the current PRC laws and regulations, our offering will be identified as an indirect overseas issuance and listing of New Brand by CSRC, in view of the fact that the Trial Measures have come into effect on 31 March 2023. On May 11, 2023, we submitted the filing materials to fulfill the filing procedure with the CSRC as per requirement of the Trial Measures, and we subsequently obtained approval from the CSRC on July 24, 2023. As of the date of this Report, the aforementioned approval of the CSRC has exceeded the validity period and has lapsed. The Company re-submitted the filing to the CSRC in accordance with the Trial Measures on October 9, 2024 and has obtained the new approval from the CSRC on March 13, 2025.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, contract manufacturers, raw material vendors, and other partners. International trade disputes could result in tariffs and other protectionist measures which may materially and adversely affect our business.

There have also been concerns about the relationship between the PRC and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and the PRC with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.

Political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on customer confidence. We may have also access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or the PRC that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Fluctuations in currency exchange rates could have a material and adverse effect on the value of your investment.

Our revenue and expenses have been and are expected to continue to be primarily denominated in RMB, and we are exposed to the risks associated with the fluctuation in the currency exchange rate of RMB. Should RMB appreciate against other currencies, the value of the proceeds from this offering and any future financings, which are to be converted from US dollar or other currencies into RMB, would be reduced and might accordingly hinder our business development due to the lessened amount of funds raised. On the other hand, in the event of the devaluation of RMB, the dividend payments of our Company, which are to be paid in US dollars after the conversion of the distributable profit denominated in RMB, would be reduced. Hence, substantial fluctuation in the currency exchange rate of RMB may have a material adverse effect on our business, operations and financial position and the value of your investment in the Shares.

Changes in PRC political, economic and governmental policies may have an adverse impact on our business.

We expect that China will continue to be our principal market and place of operation. Accordingly, our business, financial condition and results of operations are subject to political, economic and legal developments in China to a significant degree. The Chinese economy differs from the economies of most developed countries in many aspects, including the extent of government involvement, growth rate, control of the foreign exchange, allocation of resources and capital investment. We cannot assure there will not be any unfavorable changes in the political, economic and governmental policies and measures promulgated by the PRC government that could impact the industries in which we operate, which could in turn diminish the demand for our services.

We may be subject to civil complaints and regulatory actions under certain laws and regulations relating to labor, social insurance and housing provident fund.

Pursuant to the PRC Labor Contract Law (the “Labor Contract Law”), which became effective in January 2008, and its implementing rules, which became effective in September 2008, was amended in December 2012, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner. We believe our current practice complies with the Labor Contract Law and its amendments. As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We could be required to provide additional compensation to our employees and our financial condition could be materially and adversely affected.

In accordance with the PRC Social Insurance Law and the Regulations on the Administration of Housing Fund and other relevant laws and regulations, the PRC has established a social insurance system and other employee benefits, including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance, maternity insurance, housing fund, and a handicapped employment security fund, or collectively the “Employee Benefits”. An employer is required to pay the Employee Benefits for its employees in accordance with the rates provided under relevant regulations and to withhold the social insurance and other Employee Benefits that should be assumed by the employees. An employer that has not made social insurance contributions at a rate and based on an amount prescribed by the law, or at all, may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from 1 to 3 times of the amount overdue.

Although we have not received any order or notice from the local authorities nor any claims or complaints from our current and former employees regarding our non-compliance in this regard, we cannot assure you that we will not be subject to any order to rectify non-compliance in the future, nor can we assure you that there are no, or will not be any, employee complaints regarding social insurance payment or housing provident fund contributions against us, or that we will not receive any claims in respect of social insurance payment or housing provident fund contributions under the PRC laws and regulation.

There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not enjoy certain treaty benefits.

Our PRC subsidiary New Brand generates substantially all of our profits through its business operations. Under the PRC Enterprise Income Tax Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in China company. Our current PRC subsidiary is wholly-owned by our Hong Kong subsidiary, Multi Ridge. Accordingly, Multi Ridge may qualify for a 5% tax rate in respect of distributions from its PRC subsidiary. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated in 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (i) the tax payer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from the PRC subsidiary must have met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation (“SAT”) promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties in 2018, which limits the “beneficial owner” to a person who owns and the has the right to dispose of the income and the rights or property generated from the said income, and sets forth certain detailed factors in determining “beneficial owner” status.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, which provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under treaties for dividends received from our PRC subsidiary.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from remitting the proceeds of this offering into China through loans or additional capital contributions to our PRC subsidiary, thereby diminishing our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiary New Brand, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China regardless of the amount of the transfer. According to the relevant PRC regulations on foreign investment entities (“FIEs”) in China, capital contributions to our PRC subsidiary are subject to the filing with the Ministry of Commerce of the People’s Republic of China (“MOFCOM”) or their respective local branches and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC subsidiary is required to be registered with SAFE or their respective local branches and (ii) our PRC subsidiary may not procure loans which exceed the difference between their respective total project investment amount and registered capital or twice of their net worth. We may not be able to complete such registrations or obtain necessary approvals on a timely basis with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to complete such registrations, our ability to use the proceeds of this offering, and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, (“SAFE Circular 19”), which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the RMB fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, (“SAFE Circular 16”), effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to RMB on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted RMB will not be provided as loans to its non-affiliated entities. As Circular 16 is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of this offering and our concurrent private placement, to invest in or acquire any other PRC companies through our PRC subsidiary.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, partially abolished on December 29, 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that, as a Cayman Islands exempted company, PASW is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our Shares. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of the Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of the Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the Shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or may be taxed if our company is a transferor in such transactions, and may be subject to withholding obligations if our company is a transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfers of Shares of our company by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.

Hong Kong is a Special Administrative Region of the PRC and enjoys a high degree of autonomy under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. Any changes in the state of political environment in Hong Kong may materially and adversely affect our business and operation. We cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us.

Risks Related to Our Business

We may be unable to timely and accurately respond to changes in fashion trends and consumer preferences.

We offer in-house product design services to our customers. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential consumers. We believe that our success is, to an important extent, attributable to the ability of our design and product development personnel to design apparel products that are responsive to changes in consumer preferences. Due to the highly subjective nature of the fashion trends and the rapid change in fashion trends for apparels as well as the preferences of our customers and consumers, we may be unable to capture or predict the future fashion trend and continue to develop appealing designs for our customers and consumers. If we fail to capture, predict or respond timely to changes in market preferences; or introduce appealing and commercially viable apparel designs in a timely manner, our customers may choose to work with our competitors with market-sensitive designs.

We rely on a limited number of major customers, of which may reduce or stop making purchase orders for our services and products.

Revenue generated from our top five customers accounted for 91% and 86% of our total revenue for the years ended September 30, 2025 and 2024, respectively. We do not have long-term agreements with any of our top five customers: their purchases are made on an order-by-order basis. Our business with our customers has been, and we expect it will continue to be, conducted based on the actual orders received from time to time. Our customers are not obligated in any way to continue placing orders with us at the same or increasing levels, or at all. Their level of demand for our apparel products may fluctuate significantly from period to period. Such fluctuation is attributable mainly to changes in customer demand, including their business strategies, operational needs, product portfolio and interpretation of fashion trends.

Customers may choose to do business with suppliers directly through online platforms.

We offer SCM services with ownership in a very limited number of proprietary apparel products. Customers pay for our services to leverage our industry knowledge, market connections and logistics management capability. It has been increasingly common for brand owners and retailers to place their orders directly to manufacturers through online platforms. If we are unable to provide other value-added SCM services such as product design and development, selection of suppliers, production management and logistics management, we face the risk of losing some of our existing customers, especially those with the confidence and savviness to order apparel products online. With the internet becoming more common in the current economic environment, market demand for our apparel SCM services may decrease.

We are exposed to credit risks of our customers.

We are exposed to credit risks of our customers. We do not have access to all the information necessary to form a comprehensive view on the creditworthiness. The complete financial and operational conditions of customers are not always available to us, and we may not be of individual customers in any position to obtain such information. As a result, if any of our major customers experience any financial difficulty and fail to settle the outstanding amounts due to us in accordance with the agreed credit terms, our working capital position may be adversely affected. Provisions for impairment or write-offs may also be required for trade receivables.

In the course of business, we may from time to time engage in actions, legal proceedings to collect unpaid or disputed amounts due from our customers. After all reasonable steps have been taken to attempt to recover outstanding payments, we may need to resolve by commencing legal actions. On September 30, 2021, we filed a civil complaint in the Shanghai Songjiang District People’s Court against our former customer Tianjin Xinfa Knitting Products Co., Ltd., seeking damages of RMB 11,521,595.75 for the unpaid services we rendered pursuant to their company’s orders. On November 8, 2021, we obtained a property preservation order from the court over Tianjin Xinfa Knitting Products Co., Ltd which prevents them from disposal of or transfer of their bank assets.

Any ongoing legal proceedings or disputes with customers may distract our senior management’s attention and consume our time and other resources. In addition, even if we ultimately succeed in our claims, there may be negative publicity attached to such actions, which may materially and adversely affect our reputation and brand names. In the case of an adverse verdict, we may be required to pay significant monetary damages, assume significant liabilities or suspend or terminate parts of our operations.

We may not be able to meet our cash requirements without obtaining additional capital from external sources.

Our audited financial statements have been prepared assuming that we will continue as a going concern, which contemplates the recovery of our assets and the satisfaction of our liabilities in the normal course of business. As of September 30, 2025, most of our current assets consisted of accounts receivable, and our cash level was low relative to our working capital needs. Unless we could collect some of the accounts receivable in time, we may not have sufficient working capital to fund our operations without additional financing. For the year ended September 30, 2024, we recorded operating cash outflow. We expect operating and capital expenditures to increase over the next several years as we expand our raw materials inventory and strengthen our SCM services to cover a larger customer base.

We recorded net loss for the years ended September 30, 2025 and 2024. We anticipate that cash provided by this offering and our operating activities will be sufficient to meet our currently estimated cash requirements for at least the next 12 months. Nonetheless, we operate in a market that makes our prospects difficult to evaluate. Until we could achieve a level of positive operating cash flows adequate to support our cost structure, we would need to rely on additional financing. There is no assurance such financing will be available to us when needed or that such financing would be available on under favorable terms. If we are unable to obtain sufficient funding, we may be required to significantly curtail our planned operations, which may have a material adverse impact on our ability to continue as a going concern.

We recorded net current liabilities and a total deficit as of September 30, 2025, and may continue to record net current liabilities and a total deficit in the foreseeable future, which can expose us to liquidity risks.

We had net current liabilities of RMB10,266,365 (US$1,462,943) as of September 30, 2025. We also had total deficits of RMB7,188,181 (US$1,024,306) as of September 30, 2024. We anticipate that our operating cost and expenses will increase in the foreseeable future as we continue to grow our business. Our efforts to grow our business may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses.

We cannot assure you that we will not incur net current liabilities in the future. A net current liabilities position can expose us to the risk of shortfalls in liquidity, in which case our ability to raise funds, obtain bank loans and declare and pay dividends will be materially and adversely affected.

Our profitability and liquidity position is dependent on, among other factors, our ability to grow our business and extend our product offering to existing customers and expand our customer base. Any material decrease in our service fees would have a substantial impact on our margin. As a result of the foregoing and other factors, our net income may decline, or we may incur net losses in the future and be unable to achieve or maintain profitability and improve our liquidity position.

Our sales are subject to seasonal fluctuation.

Our sales of finished garment products are generally highest from August to December and expect to continue to experience seasonal fluctuations. In contrast, our sales of yarn products do not exhibit obvious trend of seasonality, but this could change in any given year. Therefore, our operating results for a certain period within a calendar year, or between any interim periods, may not correctly indicate our performance for the entire calendar year. Prospective investors should be aware of this seasonal fluctuation when making any comparison of our operating results.

We rely on third parties for supplies of raw materials, manufacturing services and transport infrastructure.

We have an “asset-light” business model. Substantially all of the apparel products sold by us were produced by third-party contract manufacturers using raw materials that we sourced from raw material vendors. We do not enter into any long-term contracts with suppliers, and the terms of services provided by them may also be susceptible to fluctuations with regard to pricing, timing and quality. Business relationships with our key suppliers could deteriorate, and existing procurement arrangements could change without advance notice. We might have to accept substantial increment in price or a substantial reduction of quantities supplied in some cases, especially when we are unable to locate alternative suppliers in a timely manner and/or on comparable commercial terms. Moreover, as we do not have long-term contracts with our suppliers, we may not be able to exercise adequate control over their operations. As a result, we are not able to ensure their compliance with applicable laws and regulations. We are not in a position to ascertain whether our suppliers have obtained all licenses, permits and approvals necessary for their operations, or complied with all applicable laws and regulations. Failure on the part of any of our suppliers to comply with applicable laws and regulations may damage our corporate image, and adversely affect our customer relationships.

Inconsistent quality control may adversely affect our reputation and customer relationships.

Our customers have specific requirements for their apparel products, and these requirements could change from one carton to another, even for the same types of products with the same design. We rely on our internal quality control personnel to inspect the finished goods and rectify any defectiveness so that the goods can be delivered to our customers in a form that would meet their quality expectations. If we fail to meet the specifications of our customers, we may not be able to monitor the quality of our suppliers at all times. For apparel products that do not satisfy the quality standards or our customers’ specifications, we may be forced to provide products to our customers on a delayed basis or cancel their order, our reputation in the industry and customer relationships would be adversely affected, and we may suffer from loss of sales and be exposed to commercial claims.

Our profit margin may be adversely affected by the increasing costs of raw materials and labor.

Our raw materials include cashmere, wool, silk and cotton for the production of yarn products and finished garment products. Changes in the costs of raw materials or labor indirectly affect our cost structure. Any increase in production costs may be passed on to us, but we might not be able to pass on all or any part of the subsequent increase in costs to our customers, which may have a material adverse effect on our financial performance.

We do not have long-term contracts with third-party contract manufacturers and raw material vendors. We usually enter into fixed-price contracts with vendors and agree on raw materials pricing concurrently with our acceptance of each customer order, but in some cases a short time gap may be inevitable. Where market forces drive up raw material costs, we may from time to time fail to negotiate price terms that are advantageous to us and hence put pressure on our profit margin.

The global commerce chain is facing a shortage of skilled labor. Any increase in the wage of workers in the apparel manufacturing industry and capital expenditures to enhance working conditions could increase the operating costs of our suppliers. This increase may then be passed on to us through an increase in purchase costs. If we are not able to control our costs and/or pass on such additional costs to our customers or allocate such production work to other suppliers of similar quality at comparable terms, our profit margin could decrease, and we could record losses in some of our projects.

We face keen competition from other players in the market.

The apparel SCM industry in China has a large number of participants, which makes the industry highly fragmented and competitive. We compete with other apparel SCM companies on the basis of service quality and pricing. Some of our competitors may have more variety of services, greater pricing flexibility, stronger brand recognition, longer operating history and a more established customer base. As a result, these competitors have greater credibility with our potential customers in our target market segments. They may have greater resources to support their service offerings, such as better in-house technology infrastructure, stronger brand and pricing flexibility. Unless we remain competitive, we may face increasing pricing pressure and gradual loss of our orders.

We are dependent on our key executives and personnel.

Our future success depends upon our management, as they have critical industry experience and relationships that we need to implement our business strategy. They play a pivotal role in our daily operations and business strategies. They also develop strong bonds with the clients they serve. A loss of the services of any of our management members could negatively affect the implementation of our business plan. The remaining of our workforce are skilled personnel with many duties in their area of specialization. Our competitors may offer more favorable compensation packages to them. The loss of the services of any of our workforce members could negatively impact our operations, making it difficult to move forward with our expansion plan. We cannot assure that we will be able to attract or retain key executives and personnel to maintain or expand our business.

We may be unable to achieve our business objectives.

We accomplish our objectives through the implementation of our future plans. In the event that we fail to implement such growth strategy, or to do so in a timely manner, or on commercially acceptable terms, we may not be able to achieve our projected business growth and it may adversely affect our operating results. Moreover, the successful implementation of our future plans is subject to significant business, economic and competitive uncertainties and contingencies that are beyond our control and could postpone or increase the costs of implementation.

We may be unable to obtain sufficient funding on terms acceptable to us, or at all.

The future expansion of our business may require us to incur additional borrowings and diversify sources of funding. Whether we are able to raise additional capital at costs acceptable to us depends on the financial success of our current business and the successful implementation of our key strategic initiatives. This may be affected by various financial, economic and market conditions and other factors, some of which are beyond our control. If we are unable to obtain sufficient banking facilities on acceptable terms to meet our operational and expansion demands, this may put strains on our cash flow and our ability to successfully implement our expansion plans.

Our insurance coverage may be inadequate to protect us from potential losses.

We may not be fully insured for our losses under our current insurance policy. We do not maintain any business interruption or key person life insurance. If any of these occurs, it may result in us incurring substantial costs and the diversion of our resources, which are not covered by our insurance. It may in turn materially and adversely affect our business and financial condition.

Unforeseeable events, such as the global COVID-19 outbreak and local energy efficiency measures, could significantly disrupt our supply chain for a prolonged period of time.

Supply chain disruptions have become a major challenge for the global economy since the start of the COVID-19 pandemic. Shortages and slippage in production are significant and widespread in many industries. Lockdowns in several countries across the world, labor shortages, robust demand for tradable goods, disruptions to logistics networks, and capacity constraints have resulted in increases in freight costs and delivery times. Companies that are reliant on production or suppliers may suffer from plant closures and supply shortages across the extended supply network.

The PRC has already seen a rebound and a degree of normalization of supply and demand. The extent to which a COVID-19 outbreak may impact supply chain, however, remains highly uncertain and unpredictable and the medical and other interventions to control the outbreak, as it depends on factors such as the geographic spread of COVID-19, mutation of the virus, duration of the outbreak, governmental actions to contain the outbreak, such as travel restrictions, quarantines, lockdowns, business closures, and their impact on commercial activities. At the same time, coal shortage and attempts to meet carbon emissions targets have resulted in strict power-rationing measures being imposed to energy intensive sectors like textile manufacturing in many PRC provinces and cities. The power rationing is creating delays in supply chains that rely on Chinese factories. This may directly affect our suppliers’ production capacity and the transportation network, which may in turn affect our ability to obtain safe and high-quality raw materials at reasonable costs, manufacture and transport our products in China, as well as cause temporary closure of our suppliers’ manufacturing facilities.

As of the date of this Report, our business has been adversely affected by COVID-19 pandemic primarily in the following aspects:

●	We temporarily closed our office in Shanghai and implemented a work-from-home policy for a period in early February, 2020, as required by relevant PRC regulatory authorities. We temporarily closed our office again in Shanghai during the months of April, 2022 and May, 2022, due to a resurgence in COVID-19 in the PRC, and the employees at our Shanghai offices were working from home, as required by relevant PRC regulatory authorities. Such closures and operation interruptions adversely affected our sales during the lockdown period.

●	Some of our customers for finished products have been negatively impacted and the demand for has been decreased. The pandemic also created short term adverse impacts on our supply chain such as warehousing and shipping of our products during the lock down period. We believe the negative impact on our business by the COVID-19 pandemic has been moderate due to occasional small outbreaks, which are usually under control quickly.

●	Our operating subsidiaries’ business depends on our employees. Due to the travel restrictions imposed by the local governments, some of our employees have not been able to get back to work during the lock down period in April 2022. The travel restrictions were eased due to the gradual control of the COVID-19 pandemic.

The extent to which COVID-19 impacts our operating subsidiaries’ business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our operating subsidiaries’ ability to pursue their business objectives may be materially adversely affected. In addition, our ability to raise equity and debt financing which may be adversely impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all.

Any future impact on the results of operations of our operating subsidiaries will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the general negative impact of the COVID-19 outbreak on the clothing market, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. We will continue to closely monitor the situation throughout the rest of 2025 and beyond.

The war in Ukraine could materially and adversely affect our business and results of operations.

The war in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the global markets, our customers’ businesses and potentially our business. As at the date of this Report, to the best knowledge of the Company, we and our PRC subsidiaries (i) do not have any direct business or contracts with any Russian or Ukraine entity as a supplier or customer, (ii) do not have any knowledge whether any our customers or suppliers have any direct business or contracts with any Russian entity, (iii) our business segments, products, lines of service, projects, or operations are not materially impacted by supply chain disruptions by the war in Ukraine, and (iv) have not been financially affected by the war in Ukraine. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations, and prospects.

We do not anticipate any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine, and we have not taken any actions to mitigate such potential risks. Our board of directors will continue to monitor any potential risks that might arise due to the war in Ukraine which are specific to the Company, including but not limited to risks related to cybersecurity, sanctions, and supply chain, suppliers, or service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud.

Prior to filing the registration statement of which this Report is a part, we were a private company with limited accounting personnel and resources to address our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended September 30, 2024 and 2023, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting. There is a reasonable possibility that a material misstatement in our annual or interim financial statements may not be prevented or detected on a timely basis. The material weakness identified is related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; and (ii) a lack of independent directors and an audit committee.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to fill up the key roles in the operations; (ii) appointing independent directors; (iii) establishing an audit committee; and (iv) strengthening our corporate governance. We intend to implement the above measures prior to the listing and we expect the remediation to be completed upon listing.

Effective internal control over financial reporting is important to prevent fraud. The market for and trading price of our Shares may be materially and adversely affected if we do not have effective internal controls. We may not be able to discover problems in a timely manner and our current and potential shareholders may lose confidence in our financial reporting, which may harm our business and the trading price of our Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Shares and may make it more difficult for us to raise funds in debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq rules.

Our board of directors may decline to register the transfer of Shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any Share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of Shares (being our only Share class of Ordinary Shares); (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; or (v) a fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof. If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Risks Related to Our Shares

Our Share price may be volatile, and you may lose all or part of your investment. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.

The price for our Shares may be volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in results of operations;

●	actual or anticipated changes in our growth rate relative to our competitors, as well as announcements by us or our competitors of significant business developments, changes in relationships with our target customers, manufacturers or suppliers, acquisitions or expansion plans;

●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public, as well as variance in our financial performance from the expectations of market analysts;

●	issuance of new or updated research or reports by securities analysts;

●	Share price and volume fluctuations attributable to inconsistent trading volume levels of our Shares;

●	additions or departures of key management or other personnel;

●	our involvement in litigation;

●	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technology;

●	announcement or expectation of additional debt or equity financing efforts;

●	sales of our Shares or other securities by us, our insiders or our other shareholders, or the perception that these sales may occur in the future;

●	the trading volume of our Shares;

●	market conditions in our industry;

●	changes in the estimation of the future size and growth rate of our markets;

●	market conditions in our industry;

●	changes in the estimation of the future size and growth rate of our markets; and

●	general economic, market or political conditions in the United States or elsewhere.

These and other market and industry factors may cause the market price and demand for our Shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their Shares and may otherwise negatively affect the liquidity of our Shares. In addition, the stock market in general, and Nasdaq Capital Market and emerging growth companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares. Such broad market fluctuations, and other factors (such as variations in operating results, and changes in regulations affecting us and our industry) may adversely affect the market price of our Shares, if a market for them develops.

Volatility in our Share price may subject us to securities litigation.

The market for our Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our Share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation, which could result in substantial costs and liabilities and could divert management’s attention and resources.

If we fail to meet applicable listing requirements, Nasdaq may delist our Shares from trading, in which case the liquidity and market price of our Shares could decline.

Assuming our Shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Shares;

●	reduced liquidity for our Shares;

●	a determination that our Shares are “penny stock”, which would require brokers trading in our Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

The future sales of Ordinary Shares by existing shareholders, may adversely affect the market price of our Ordinary Share.

As a relatively small-capitalization company with relatively small public float we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. Sales of a substantial number of our Ordinary Shares in the public market could occur at any time. The sales of a substantial number of registered shares could result in a significant decline in the public trading price of our Ordinary Shares and could impair our ability to raise capital through the sale or issuance of additional Ordinary Shares. We are unable to predict the effect that such sales may have on the prevailing market price of our Ordinary Shares. Despite such a decline in the public trading price, certain shareholders may still experience a positive rate of return on the Ordinary Shares due to the lower price that they purchased the Ordinary Shares compared to other public investors and may be incentivized to sell their Ordinary Shares when others are not.

Our Controlling Shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this Report, our Controlling Shareholders hold 85.1% or more of our Shares. After this offering, the Controlling Shareholders will hold 66.4% or more of our Shares. As a result, these shareholders will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

Under Listing Rule 5101, Nasdaq has discretionary authority to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq.

Additionally, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering will be relatively small and the insiders of our company will hold a large portion of the company’s listed securities following the consummation of the offering. Therefore, we may be subject to the additional and more stringent criteria of Nasdaq for our initial and continued listing.

We have no immediate plans to pay dividends.

We plan to reinvest all of our future earnings, to the extent we have earnings, in order to expand our product offering and to cover operating costs, finance operations and to otherwise become and remain competitive. We do not plan to pay any cash dividends with respect to our securities in the foreseeable future. As we are a company with a limited operating history, we may not be able to generate, at any time, sufficient surplus cash that would be available for distribution to the holders of our Shares as a dividend. Therefore, you should not expect to receive immediate cash dividends on the Shares we are offering. Consequently, investors may need to rely on sales of their Shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. In addition, the laws of the Cayman Islands impose restrictions on our ability to declare and pay dividends.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Share price or trading volume to decline.

If a trading market for our Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our Share price, our Share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our Share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Investors may have difficulty enforcing judgments against us, our directors and management.

PASW is incorporated under the laws of the Cayman Islands and a majority of our directors and officers reside outside the United States. Moreover, many of these persons do not have significant assets in the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

There is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of U.S. courts obtained in actions against us or our directors and officers predicated upon the civil liability provisions of the U.S. federal securities laws, or entertain original actions brought in the Cayman Islands against us or our directors and officers predicated solely upon U.S. federal securities laws. Further, there is no treaty in effect between the United States and the Cayman Islands providing for the enforcement of judgments of U.S. courts in civil and commercial matters, and there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States. Some remedies available under the laws of U.S. jurisdictions, including remedies available under the U.S. federal securities laws, may not be allowed in the Cayman Islands courts if contrary to public policy in the Cayman Islands. As a result of all of the above, it may be difficult for you to recover against us or our directors and officers based upon such judgments.

The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

Our corporate affairs are governed by the Memorandum of Association and Articles of Association, and by the Cayman Companies Act and common law of Cayman Islands. The rights of shareholders to take action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

The laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in certain respects from those established under statutes or judicial precedent in existence in the United States and other jurisdictions. Such differences may mean that the remedies available to our minority shareholders may be different from those they would have under the laws of other jurisdictions, including the United States. Potential investors should be aware that there is a risk that provisions of the Cayman Companies Act may not offer the same protection as the relevant laws and regulations in the United States may offer, and should consider obtaining independent legal advice on the implications of investing in foreign-incorporated companies.

Our status as a “foreign private issuer” under the SEC rules will exempt us from the U.S. proxy rules and the more detailed and frequent Exchange Act, reporting obligations applicable to a U.S. domestic public company.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

Our status as a foreign private issuer under the Nasdaq rules will allow us to adopt certain home country practices in relation to corporate governance matters which may differ significantly from the Nasdaq corporate governance listing standards applicable to a U.S. domestic Nasdaq listed company.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. Currently, we do not plan to rely on any home country practices with respect to our corporate governance after we complete this offering. Under the Nasdaq rules, we may in the future decide to use the home country practices exemption with respect to some or all of the other corporate governance rules, provided that we disclose the requirements we are not following and describe the home country practices we are following. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We will incur increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. Compliance with U.S. laws and regulations and the Nasdaq rules increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. As a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”) and will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering; (b) in which we have total annual gross revenue of at least US$1.235 billion; or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Shares that is held by non-affiliates exceeds US$700 million as of the prior June 30th, and (ii) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior 3-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting. If we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. The JOBS Act also provides an emerging growth company with the permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We do not plan to opt-out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company,” we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our reporting is not as transparent as the reporting of other companies in our industry. Such differences may prevent us from raising additional capital in the public market as and when we need it.

We may allocate the net proceeds from this offering in ways that differ from the estimates discussed in the section titled “Use of Proceeds” and with which you may not agree.

The allocation of net proceeds of the offering set forth in the “Use of Proceeds” section below represents our estimates based upon our current plans and assumptions regarding the industry and general economic conditions, and our future revenues and expenditures. We anticipate that we will use the net proceeds from this offering for the strengthening of our supply chain and other corporate purposes. However, the amounts and timing of our actual expenditures will depend on numerous factors, including market conditions, cash generated by our operations, business developments and rate of growth. Management has broad discretion over the use of proceeds of this offering and we may find it necessary or advisable to use all or portions of the proceeds from this offering for other purposes. Circumstances that may give rise to a change in the use of proceeds and the alternate purposes for which the proceeds may be used are discussed in the section entitled “Use of Proceeds.” You may not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use our proceeds. As a result, you and other shareholders may not agree with our decisions. Our failure to apply these funds effectively could have a material adverse effect on our business, financial condition, results of operations and prospects. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or preserve value. See “Use of Proceeds” for additional information.

We may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current taxable year, which could result in adverse U.S. federal income tax consequences for U.S. Holders of our Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of passive income; or (2) at least 50% of the value of its assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and goodwill and other unbooked intangibles will generally be taken into account in determining our asset value. A non-U.S. corporation’s PFIC status is a factual determination made annually after the close of each taxable year.

Our projected income for the current taxable year will represent a small portion of the net proceeds we will receive in this offering. We currently do not have any goodwill and other unbooked intangibles on our balance sheet, and our anticipated market capitalization following this offering will represent a small portion of the net proceeds we will receive in this offering. As such, there is a real risk that we may become a PFIC for the current taxable year. The result would be affected by how, and how quickly we spend our liquid assets (which are for this purpose considered assets that produce passive income), including the cash raised in any offering., our liquid assets and cash may then represent a greater percentage of our overall assets. Based upon our current and projected income and assets (including goodwill and taking into account our cash balances, including the anticipated proceeds from this offering) and the anticipated market price of our Shares in this offering, we do not expect to be classified as a PFIC for the current and future taxable years.

If we were to be, or become, classified as a PFIC for any taxable year during which a U.S. Holder (as defined in the section headed “Material Tax Considerations — U.S. Federal Income Tax Considerations”) holds our Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. We urge U.S. investors to consult their tax advisors regarding the possible application of the PFIC rules. See “Material Tax Considerations — U.S. Federal Income Tax Considerations.”

You are strongly urged to consult your tax advisors regarding the impact of our being a PFIC in any taxable year on your investment in our Shares as well as the application of the PFIC rules.

Item 4. Information on the Company

A. History and Development of the Company.

Our legal name is Ping An Biomedical Co., Ltd. We are an exempted company limited by shares with limited liability incorporated under the laws of the Cayman Islands. Our principal executive offices are located at 22/F, China United Plaza, 1008 Tai Nan West Street, Cheung Sha Wan, Kowloon, Hong Kong. Our telephone number is +852 3915 2600.

Ping An Biomedical Co., Ltd. is a holding company incorporated in the Cayman Islands. See Item 4.C. - Organizational Structure for the complete subsidiary hierarchy of the Company.

We are the knitwear business of a group of companies founded by our Controlling Shareholders in the 1980s. As of the date of this Report, they beneficially own 85.1% of our issued share capital. Our Controlling Shareholders established the group initially as a garment manufacturing business in Hong Kong. It has since grown to a conglomerate over the past decades. The group has operations in Hong Kong and other parts of China, Cambodia and Europe and is involved in various businesses including but not limited to garments trading and manufacturing, real property investment and warehousing.

Our business was launched in 2013 through Multi Ridge, a Hong Kong company then wholly-owned by our Controlling Shareholders. In 2014, Multi Ridge established New Brand as its wholly-owned subsidiary in the PRC. Since its establishment, New Brand has been focusing on providing apparel SCM services in China.

The Company was incorporated on November 3, 2021 as the holding company under the laws of Cayman Islands. Shortly after its incorporation, the Company incorporated Nifty Holdings Limited (“Nifty”), a British Virgin Islands company, as its wholly-owned subsidiary. The Company acquired, through Nifty, all the shares in Multi Ridge; in consideration thereof, issued 10,351,125 Shares to Action Holdings Limited, a British Virgin Islands company whose ultimate beneficial owners were our Controlling Shareholders, as part of the reorganization in contemplation of the proposed listing of the Company. On the same day, the Company issued 561,375 Shares to Ms. Lok Yi Lui Jeanne and 337,500 Shares to Mr. Kim Sun Chan, respectively, individuals with no affiliation with the Company.

On November 10, 2023, Action Holdings Limited transferred 650,000 shares and 600,000 shares to Sonic Motion Limited, a British Virgin Islands Company, and Sonic Flash Limited, a British Virgin Islands Company, respectively, following.

Our Controlling Shareholders held their beneficial interest in the Company through Keystone Holdings Limited, a British Virgin Islands company and other intermediate holding companies.

In July 2025, the Company completed its IPO and began trading on the Nasdaq under the symbol “MJID.”

In September 2025, the shareholders of Ping An Biomedical Co., Ltd., formerly known as Majestic Ideal Holdings Ltd, held an extraordinary general meeting on September 12, 2025, where a proposal to change the Company’s name from “Majestic Ideal Holdings Ltd” to “Ping An Biomedical Co., Ltd.” was approved. The Company began trading on the Nasdaq under the symbol “PASW”.

We use our website (newbrandcashmere.com.) as a channel of distribution of Company information. The information we post on our website may be deemed material. Accordingly, investors should monitor the website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this Annual Report on Form 20-F. In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding our filings and can be found at http://www.sec.gov. ]

Emerging Growth Company Status

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our IPO on July 22, 2025; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ordinary shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Foreign Private Issuer Status

We are incorporated in the Cayman Islands, and (i) the majority of the company’s executive officers or directors are not U.S. citizens or residents; (ii) more than 50% of our assets are located out of the U.S.; and (iii) our business is administered principally out of the U.S. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance requirements. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance requirements.

B. Business overview.

Ping An Biomedical Co., Ltd. is a holding company incorporated as an exempted company limited by shares under the laws of the Cayman Islands. As a holding company with no material operations of its own, it conducts its operations through its PRC subsidiary New Brand, which is headquartered in Hong Kong.

OVERVIEW

We are a provider of SCM services in the apparel industry delivering one-stop solution to our customers for a broad range of yarn products, textiles and finished garments. We conduct our operations through our PRC subsidiary New Brand, which is headquartered in Hong Kong. Our service offerings encompass every key aspect of the supply chain of these products: market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management. Through our integrated capabilities, we provide end-to-end supply chain solutions that are tailored to meet our customers’ unique needs.

Apparel products handled by us mainly comprise of yarn products and finished garments. Our customers span across different stages of the apparel supply chain, including brand owners, textile manufacturers, apparel sourcing agents and online fashion and garment retailers. We seek to deliver services that are complementary to our customers’ in-house supply chain, so that they can focus on their core strengths to respond timely to the fast-evolving trends in the apparel industry, especially when time-to-market and cost have become sources of competitive advantage in China apparel market. We believe our customers value us for our integrated capabilities, dependable services, deep category expertise, market insight and ability to innovate and adapt to the fast-changing market.

We rely on raw material vendors, contract manufacturers and logistics service providers to produce and deliver customized apparel products to destinations designated by our customers. Our value is premised on our capability of building and managing a supply chain tailored to the budgets, design specifications and manufacturing techniques specified by our customers within a tight time frame, so that they can devote their resources to other activities, such as product pricing, marketing and distribution.

OUR COMPETITIVE STRENGTHS

We have a vertically integrated operation to provide one-stop apparel SCM services

We position ourselves as a one-stop apparel SCM solution to our valued customers. Our services cover design, planning, execution, control, and monitoring of supply-chain activities with the objective of creating a competitive infrastructure for customers in the apparel industry. We maintain close contact with our customers to gain a thorough understanding of their needs. Based on ideas, paper drawings and specifications of our customers, we develop customized product designs or provide expert advice on their own designs. Leveraging on our market knowledge and an established network of suppliers, we source and procure suitable raw materials at competitive prices from selected vendors. We also make logistics arrangements for the delivery of apparel products to our customers. Our vertically integrated SCM offers our customers solutions along the supply chain so they may prioritize on their core competencies and activities. We are able to exercise a high level of control in ensuring the delivery of consistent products and services to our customers in a more cost-effective and efficient manner.

We work with a diverse range of quality suppliers to address different customer demands

We collaborate with raw material vendors, contract manufacturers and logistics service providers. This approach provides flexibility, agility and speed without taking on unnecessary risk and capital investment, and drives improved unit economics and operating leverage. We select suppliers based on reputation, customer demands, including their budgets, design specifications and manufacturing techniques. For instance, we source a variety of raw materials from Consinee, a professional yarn supplier of high-end cashmere and natural fiber blended yarns and a major cashmere yarn exporter in China.

By leveraging our in-depth industry knowledge of PRC apparel suppliers, we are capable of procuring suitable raw materials and contracting manufacturing services to address the specific needs of our customers in a cost-effective manner. We differentiate ourselves from other industry players in our knowledge of the strengths, turnaround time and pricing of different kinds of suppliers and a good working relationship with each of them. Drawing on our well-established relationships with a network of suppliers, we maintain a certain degree of flexibility in ensuring that our customers’ orders are completed on schedule.

We are capable of turning a design concept into finished garments under a short lead time

Industry knowledge and SCM process experimentation are at the core of everything we do. We leverage our industry knowledge to increase the effectiveness of our services, calibrate our pricing and optimize our turnaround time. Experimentation enables us to fine-tune our supply, sourcing and logistics models and to streamline the supply chain that we tailor-make for our customers. In recent years, an increasing number of apparel brands are demanding rapid changes in their inventory, with some launching a new “collection” every month instead of the traditional four collections a year. We devote resources to streamline our supply model to accommodate this industry trend of short fashion cycles. We scrutinize each stage of our supply model to streamline our process and monitor the capacity and quality of suppliers to reduce the odds of defective goods. Our ability to achieve a specific lead time depends on a number of factors, such as product complexity, raw material availability, production process design, production equipment and final destination. To reduce lead time and cost, we strategically procure certain categories of raw materials, typically wool fiber, in large volume based on market intelligence and industry data. We also keep a broad range of garment design templates and update them continually to reflect the latest fashion trends. We believe that we have a competitively short lead time in turning a fashion sketch into a batch of finished garments.

Our management members have deep industry knowledge and proven track records

Our management members bring with them an average of over ten years of experience in the apparel industry. Yuk Yin Judy Li, our chairperson of the board, focuses on our development plan and business strategy. She has over 28 years of management and operating experience in apparel manufacturing and trading. Suqin Li, our chief executive officer, is mainly responsible for developing and expanding our business in China market. She has over 15 years of experience in the garment industry with heavy involvement in the garment sourcing and trading business. We believe that our cohesive corporate culture inspires innovation, motivates quality service and encourages collaboration. The collective industry knowledge and skills of our management give us the capability to manage risks, respond timely to market trends, and capture lucrative market opportunities. We believe the in-depth industry experience, knowledge of SCM and established connections with customers of our management differentiate us from our competitors.

OUR BUSINESS STRATEGIES

Broaden our customer base and strengthen our customer relationships

We plan to focus on providing quality services to customers in the apparel industry, and we expect China to remain an important market for us in the near future. In addition to China, we also plan to diversify our customer base to other key markets such as the United States and Europe. Our goal is to diversify our customer base and revenue source and position ourselves as their trusted partner and first choice for SCM. We seek to differentiate ourselves from competitors by building on our vertically integrated capability, specialization in apparel industry and personalized customer experience. As our customers continue to expand their footprint in the apparel industry, we will bring our category expertise and creative vision to enhance their product offerings and refine their supply chain. We will continue to broaden the range of apparel products handled by us and strengthen our design and development capabilities in different categories, so that we can tap into new markets and attract new customers. We will also increase the frequency of our liaison with existing customers to better understand their needs and enhance our tailor-made SCM services.

Maintain a quality supplier base and develop strategic relationships with suppliers

Our business model requires us to maintain a stable, consistent supply of raw materials and support from reliable contract manufacturers. We also intend to selectively pursue strategic alliances with suppliers that can help us strengthen our capabilities and expand our product and service offerings such as adding quality suppliers with sufficient production capacity, new production technologies, and more competitive pricing. We will also enhance our internal evaluation system, so that we can collect and analyze relevant data on a timely basis to help us choose optimal suppliers in different projects based on various metrics such as locations and costs.

We intend to strengthen our collaboration with select, such as entering into framework agreements that provide the terms governing and securing raw material sources at a more competitive price through pre-payment deposits to our suppliers as a means to stabilize the price of the raw materials concerned and manage our cost.

Enhance quality of apparel products and efficiency of their production

We place considerable emphasis on quality and efficiency, as both are essential to our reputation and long-term business success and are the anchor of our customer relationships. Quality is reflected in our garment products. Our personnel are cautiously aware of their responsibility to ensure that apparel products handled by us are of high quality. They follow the protocols in our quality control program, which cover the sourcing of raw materials, selection of suppliers, production process design, and examination of finished products. We plan to further enhance the efficiency of our SCM model, especially lead time, by improving its configuration using the latest industry knowledge and customer feedback. We will increase investment in our technology infrastructure so that its functionalities can cater to changes in our product and service offerings and cover broader aspects of the SCM. We will also enhance our collaboration with our suppliers and logistic service providers or make investments in these areas to improve our efficiency.

Integrate sustainability aspects into product sourcing and environmental marketing

One of our goals is to integrate sustainability into our business model, a model where sustainability concepts shape the driving force of the firm and its decision making. We believe that sustainability is a factor influencing consumers’ decisions and more of them are concerned about the environmental impact of products they purchase. We will seek to identify opportunities to strengthen the environmental footprint of our own operations, especially in areas that are in sync with the priorities of our customers. Among others, we will explore new categories of raw materials that would enable our yarn products to be produced in a sustainable way, with social and environmental impacts taken into consideration. We will also identify suppliers that, for instance, operate a recycled production line, such as those using the wastage from the spinning and production process and the unsold products in the market. In addition, we intend to integrate environmental marketing into consultations with customers. We will provide informative guidance and make recommendations as to eco-friendly yarn compositions and the usage of recycled, regenerated and traceable yarn products that fall within their budgets and specification.

OUR BUSINESS OPERATIONS

We are a provider of SCM services in the apparel industry in China. Apparel products handled by us mainly comprise of yarn products and finished garments. Our customers span across different stages of the apparel supply chain, including brand owners, textile manufacturers, apparel sourcing agents and online fashion and garment retailers. We offer a full suite of services in the apparel supply chain, including market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management. For each customer, we first hold consultations to understand its apparel products, assess its needs and recommend services that would add value to its supply chain. The customer may then elect to use our full vertically-integrated capabilities or select specific elements of our capabilities that best fit their needs.

The following diagram illustrates the operation flow of our apparel SCM services:

We handle a wide range of apparel products, substantially all of which fall into one of the two main categories: yarn products and finished garments. Each series of apparel products handled by us is arguably unique, as they are manufactured according to our customers’ specifications.

●	Yarn products. Our major category of yarn products is pure cashmere and cashmere-mix yarn and, to a lesser extent, merino wool, cotton and fancy yarn. In addition to raw yarn, our sales in knitted panel (processed yarn product) account for a significant portion of our revenue. We provide value-added services to manufacturers by supplying knitted panel according to their specified quality and measurement requirement.

●	Finished garments. As a garment manufacturer, we frequently accept orders with production specification (design concept or sketches, quality requirement, measurement instruction and so on) from customers. To differentiate ourselves from competitors, we set up a design team to prepare our Ladies’ Knitwear Collection for each season. Our design focuses a working woman aged 25 to 60, style ranging from casual wears to office attire. We provide one-stop and total satisfaction services to customers as they come to our showroom to shop what they see. Our customers are fashion wholesalers, online retailers, buyers from brands and chain stores.

Market Trend Analysis

We monitor changes in market trend continuously through fashion magazines, fashion websites, and trade shows participation. Our goal is to keep abreast of the changes in global fashion trends and the local market response to different styles featured in the latest trend. We also meet with online fashion retailers, textile manufacturers and apparel sourcing agents regularly to deepen our understanding of market needs. Through communications with key market players and our regular customers, we have developed a good understanding of the requirements of PRC apparel companies as to budgets and design preferences for the season.

We capitalize on the market intelligence collected to formulate our business plan for the season. Our seasonal business plan usually involves strategic procurement of raw materials, especially natural fibers, and creation of design sketches responsive to consumer preferences for the season. We usually produce a series of yarn products and finished garments for display in our showroom. We believe that an inspiring showroom is a great marketing tool for business development and brand image, and the samples displayed are compelling testaments to our strengths in apparel design and development.

Product Design and Development

We have the capability to design our apparel products in-house. With the in-depth technical apparel know-how that we possess, we discuss with our customers the various specifications they may have in terms of colors, details, construction, fabrics and cutting instructions. We recommend to our customers on ways to better achieve their design concept and intended function of the proposed product. We maintain a fashion showroom with a selection of apparel samples for our customers’ selection, constantly updated to reflect fashion trend of the latest seasons.

As part of our yarn and garment solutions for customers, we have in-house design and analysis resources to transform customer ideas into prototypes with specifications. Our experienced in-house design specialists analyze fashion trends, conceptualize and produce a wide range of apparel and accessories. We offer yarn design service which involves giving suggestions on the choice of the nature, form and thickness of fiber; methods of blending different fibers and fiber ratios; colors used in dyeing; and spinning methods. In addition, we offer garment design service in which our in-house designer provides the work fashion sketch drawing, pattern making and process sheet making. We aim to deliver an individualized and differentiated experience to each customer by generating ideas, content and suggestions for design.

We tailor our apparel designs to fit individual customer needs. Customers can choose any of our design templates and make modifications to fit their needs and specifications. In the alternative, customers can submit their own design, in which case we will make modifications so that the apparel product can be produced within their budget and other specifications. Some customers present their concept to us, and we are capable of generating design based on their concept and make modifications to the design together.

Based on design works approved by customers, we will identify a suitable manufacturer to produce several samples or prototypes. Prototyping is a critical stage in the development of new products. During this stage, our design team will collaborate with the manufacturer to make multiple adjustments, including changes in style, fabric and other specifications, to respond to customer preferences.

Once our customers are satisfied with prototypes of their product, we will seek to finalize our service terms in a customer order, which specifies quantity, price, product specifications, payment terms and delivery arrangement.

Raw Material Sourcing

We source raw materials from third party vendors in China. In most cases, raw materials procured by us are delivered to the production facilities directly. Our raw materials consist of two main categories: cashmere products and non-cashmere products. The prices of our principal raw materials are subject to fluctuations in the market. In order to mitigate against price fluctuations, we sometimes procure our key raw materials based on projected needs and store them in our warehouse.

We have quality control procedures in place to evaluate the performance of new raw material vendors and throughout the production process. Our evaluation is based on a number of factors, including technical capabilities, quality, manufacturing capacity, industry reputation, years of experience, timely delivery records, costs and payment terms. Whenever necessary, we perform laboratory tests on random samples and compare the test results against local and international standards. We perform on-site inspections on the raw materials used in the manufacturing process to ensure that they meet our quality standards and comply with our customer specifications.

Production and Quality Control

Our production management services consist of our monitoring of production schedule, evaluation of manufacturing services and conducting quality control on finished goods. We typically require the manufacturer to follow production schedules ahead of time. During the production process, we communicate with manufacturers regularly through various channels and check their production schedule regularly to ensure that they are able to deliver the finished goods on time. We also perform on-site quality inspections regularly on raw materials, semi-finished products and finished products for quality control purposes.

Market players in the apparel industry are under increasing pressure to reduce lead time of their products. Lead time is the amount of time that passes from the start of a process until its conclusion. We measure our lead time based on the number of days needed for us to convert a product design into mass-produced finished goods. We devote substantial resources to improve our lead time by collecting and analyzing the operating data generated in the pre-processing, processing, and post-processing stages of individual projects. By comparing our calibrated data against established benchmarks, we determine where inefficiencies exist.

As part of our commitment to customers, we have stringent quality control procedures throughout the supply chain. Finished goods are examined before packaging. If any defect is found in the finished goods, we will require suppliers to rectify the defects. Until all defects are fixed and we are confident that the goods meet our customers’ requirements, we will not instruct the logistics service provider to pick up the finished goods.

Logistics Management

Our logistics management services cover every movement of inventory in our customers’ supply chain. Although we rely on third party firms for transportation services, we keep track of the process and monitor the whereabouts of our inventory. An important part of our logistics management services is the delivery of finished goods to locations designated by our customers within the timeline specified by them.

PRICING

All of our revenue is generated in China, and our services are quoted in RMB. We usually adopt a cost-plus pricing strategy and generally price our services based on the following factors: (i) nature of raw material; (ii) complexity of design; (iii) quotations from third party suppliers, such as costs of raw materials, contract manufacturing services and transportation; (iv) volume of order; (v) timing requirements; (vi) retail price of similar apparel products in the market; and (vii) profit margin within the industry. To accommodate the budgets of our customers, we are capable of offering alternative fabrics, styling and pattern without compromising the style of the product.

We usually require customers to make a deposit between 30% and 50% of the total price. To minimize market risk, we seek to enter into contracts with raw material suppliers, contract manufacturers shortly after our receipt of the deposit. The balance is usually settled immediately prior to our product delivery, but we allow select customers, usually larger corporate entities with an ongoing relationship with us, to settle the balance within a reasonable period after delivery. For yarns, we could offer a credit period of between 60 and 90 days. For finished garments, we could offer a credit period of between 40 and 90 days.

CUSTOMERS

Our customers include brand owners, textile manufacturers, apparel sourcing agents and online fashion retailers, and all of them are located in China.

Although our customers are fairly concentrated, we believe that a number of factors will help mitigate any material adverse impact of such concentration on our business operations and financial condition. We do not have production facilities, manufacturing or other equipment or proprietary technology specifically designed for one or more particular customers. Our resources are flexible, scalable and adaptable. Our system contains all the information necessary to prescribe our standard set of SCM services. For every customer account, we will create and maintain a dedicated file on our system and customize our SCM services to reflect its specific requirements. We could achieve this outcome with minimal upfront costs through coordination with each customer, our design and development team and the relevant suppliers. We have infrastructure capable of addressing customers with different needs.

Our goal is to diversify our customer base and revenue source and position ourselves as a reliable and trusted SCM service provider. We will constantly strengthen our design and development capabilities and expand our product and service offerings. We also seek to coordinate closely with new and existing customers to pursue projects with more aggressive budgets, design requirements and preferences and leverage our suite of capabilities to introduce and sell more value-added solutions to them.

Our top five customers accounted for approximately 91% and 86% of our revenue, respectively, for the years ended September 30, 2025 and 2024.

We do not enter into long-term agreements with our customers, which we believe is in line with market practice. Set out below are the salient terms of our customer orders:

●	Product description. The order must contain a description of the product. For yarn products, they include fiber composition, yarn count, and appearance grade; and for garment products, they include design and other specifications, raw materials to be used, color and size.

●	Quantity. The order must specify the quantity of the products ordered. For yarn products, they must also include the weight (kg).

●	Delivery. The order must indicate an estimated delivery time. The delivery method is mainly by ground transportation.

●	Termination. We do not allow our customers to unilaterally terminate their orders.

●	Payment terms. The order must specify the unit price and total amount. We issue invoices directly to our customers and request our customers by wire transfer directly to us. Sometimes we may request advance deposits from new customers. We do not require minimum purchase, whether in terms of quantity or monetary value.

SUPPLIERS

Our main suppliers are raw material vendors, contract manufacturers and logistics service providers, all of which are independent third parties and all of them are based in China. We select our raw material vendors and contract manufacturers based on established policies and procedures and evaluated performance. We compile this list based on established policies and procedures and evaluate their performance based on a pre-defined set of criteria, such as size, quality, reputation, price and on-time delivery records.

We seek to maintain flexibility in our selection of raw material vendors, as the range of fiber, fabric, garment accessories needed could vary significantly among customers. We do not enter into any long-term supply agreements with our raw material vendors, which we believe is in line with market practice. Except for certain categories of raw materials that we purchase in bulk in anticipation of market demand, we usually place raw material procurement orders only after a customer order is secured. We do not have the unilateral right to terminate a production order once the order is placed. We usually direct our suppliers to deliver the raw materials to our contract manufacturers directly.

We leverage our industry experience and market knowledge in our selection of contract manufacturers, as the decision must take into account of the design, budget and timing of the order. In most cases, our choice of contract manufacturer is largely driven by customer requirements, as it is our duty to identify and retain a manufacturer with the necessary equipment, experience and capability to produce the specific apparel item, as well as the capacity and commitment to deliver the finished goods based on our customer’s timetable. Many raw material vendors in China have their own manufacturing facilities. If a raw material vendor has the capability to produce the type of product that we are handling, we will be more inclined to use its manufacturing services.

Contract manufacturing allows us to direct a third party with the relevant equipment, skilled labor, experience and capacity to produce a specified volume of goods, with the finished goods bearing all the design characteristics, formulas, and specifications furnished by us, along with our customer’s branding and labeling. Because of the nature of the work and the details involved, we usually memorialize the parties’ understanding in a formal contract. In the contract, we usually insist on incorporating clauses that expressly prohibit the contract manufacturer from retaining unused raw materials, surplus stock and samples without our authorization and manufacturing similar goods that might infringe the intellectual property rights of our customers.

For the years ended September 30, 2025 and 2024, our five largest suppliers accounted for approximately 70.17% and 66.8% of our costs of goods sold.

We do not enter into long-term agreements with our suppliers, which we believe is in line with market practice. Set out below are the salient terms of our supplier orders with raw material vendors:

●	Material description. The order must contain a description of the raw material. For yarn products, they must include the fiber composition, yarn count and appearance grade.

●	Weight. The order must contain an approximate weight (kg) of yarn.

●	Delivery. The order must indicate an estimated delivery time. The delivery method is mainly by ground transportation.

●	Termination. Raw material vendors normally do not allow us to unilaterally terminate production orders.

●	Payment terms. The order must specify the unit price per kilogram and total amount. We usually settle the payment in full upon delivery by wire transfer directly to raw material vendors. Sometimes they request advance deposits from us. In some cases, we also agree to advance deposits in exchange for a more favourable price.

Set out below are the salient terms of our supplier orders with contract manufacturers:

●	Product description. The order must contain a description of the product. For garment products, they include design and other specifications, raw materials to be used, and color. We usually provide the contract manufacturer the key raw materials needed, in which case we will direct our raw materials suppliers to deliver these directly to the contract manufacturer.

●	Quantity. The order must specify the quantity of the garment products ordered, supplemented by a breakdown of the number by color and size.

●	Delivery. The order must indicate an estimated delivery time. The delivery method is mainly by ground transportation.

●	Termination. Contract manufacturers normally do not allow us to unilaterally terminate production orders.

●	Payment terms. The order must specify the unit price and total amount. We usually settle the payment in full upon delivery by wire transfer directly to contract manufacturers. Sometimes they request advance deposits from us.

Set out below are the salient terms of our supplier orders with logistics service providers:

●	Service description. The order must contain a description of services. Logistics service providers normally agree to furnish all labor, vehicles, equipment and customary work necessary to fully and adequately provide the services.

●	Delivery. The order must indicate an estimated delivery time. The delivery method is mainly by ground transportation.

●	Termination. The order must indicate the circumstances under which the legal relationship can be terminated.

●	Payment terms. The order must specify the payment due dates and total amount. We usually settle the payment in full upfront by wire transfer directly to logistics service providers.

●	Liability Limitation. The order will specify the maximum amount of liability the logistics service provider will be exposed to if a claim arises from the provision of transportation services.

PRODUCT RETURN

We do not have a product return or warranty policy. Customers have the right to inspect the finished goods before delivery for defects and deviation from specifications. We do not assume the risk of damages or losses after the finished goods are delivered to the place designated by our customers. Like all responsible SCM service providers, however, we value the importance of maintaining a positive and long-term business relationship with our customers. After the completion of a project, we follow up with our customers to gauge their level of satisfaction and solicit feedback on specific aspects of the project. We take each customer complaint seriously and are willing to discuss and agree on a feasible commercial solution to address the complaint by references to the facts and circumstances of the case. Where quality issue is concerned, we follow up closely with our customers on any claims or requests for product return, payment refund, rectification or price discount. Where our supplier is at fault, we usually exercise the contractual right to return substandard products and to rectify product defects on a timely basis.

For the years ended September 30, 2024 and 2023, we were not aware of any material claims against us in relation to defective products, nor any material product returns from our customers.

MARKETING

We implement a number of marketing and promotion measures to source new customers. We regularly attend fashion shows and trade shows in China to promote our apparel products and yarn fiber products and identify potential customers. Our new customers are primarily referrals from our existing customers which, in our view, are a reflection of our existing customers’ satisfaction with our services. We also approach potential customers for business opportunities by contacting them through our business network and through business referrals that we receive from time to time from our customers.

Our marketing activities also include paying visits to potential and existing customers as well as inviting them to our showroom in China to present to them our new product samples. We believe that a well decorated and inspiring showroom is a great marketing tool for an apparel SCM company, for business development and brand image. By displaying our visually compelling new product samples in our showroom, we can demonstrate our capability of production development via visual experience. Our showroom has served as an effective platform for customer relationship development, as it facilitates face-to-face meetings, allows our customer to understand our latest design collections and significantly enhances customer experience with us. Our business strategy is to enhance mutual understanding with our customers regarding the products and services they require and our ability to meet their requirements, thereby maintaining long-term business relationships with existing customers and generating sales from new customers.

SEASONALITY

The apparel market exhibits seasonality with dynamic changes in trends and consumers’ preferences. Our sales of garment products are generally highest from August to December, mainly attributable to climate change and frequent online sales events during these months. Our garment products are mainly sold domestically in China. In contrast, our sales of yarn products do not exhibit seasonality. The sales generated in these months in aggregate accounted for approximately 82% and 94% of our total revenue for the years ended September 30, 2024 and 2023, respectively.

COMPETITION

We face fierce competition among service providers in terms of the product design, the price, the quality control and delivery of products. The apparel SCM market in China is very large and fragmented. Our ability to compete against other market players is, to a significant extent, dependent on our ability to distinguish our services and products from those of our competitors by providing high quality products that appeal to consumers’ preferences at competitive prices. Our competitors may provide products comparable or superior to those we provide, and our competitors may adapt more quickly than we do to evolving industry trends or changing market requirements.

Moreover, the changing demands from the consumption market drive various retail brands to require for higher quality, shorter lead time and competitive prices in the apparel SCM market. We believe that the leading players in the apparel SCM market of China share some common characteristics: the provision of integrated SCM solutions along with comprehensive value-added services such as the procurement of raw materials, the design and consulting of products are involved. Based on our extensive operations experience in the apparel market, we have established long-term cooperative relationships with raw material suppliers from the upstream, which provide us with a sufficient supply for mass production. The lower sourcing cost and the high large-volume production capacity further lead to more stable lead time and competitive price.

INTELLECTUAL PROPERTY

To date, we do not own any patents, copyrights, domains or license agreements. We own one China trademark.

INSURANCE

We believe our insurance coverage is adequate to insure against the risks relating to our operations, given the size and nature of our business. Our insurance coverage includes, among others, employees’ compensation, business interruption and fire. We believe that our insurance coverage is in line with our industry norm. We review our insurance policies from time to time for adequacy in the breadth of coverage.

FACILITIES

We do not own any real property. Our principal executive office is located in Kowloon, Hong Kong. The office has a size of approximately 2833 square feet, which we use as office space. We have signed a three year lease agreement which will expire on December 31, 2026.

We had signed a one year lease agreement for a warehouse located in Zhongshan, China, which expired on November 30, 2024. The warehouse had a size of approximately 6458.4 square feet, which was used for raw materials inventory storage such inventory largely consists of raw yarn, such as cashmere wool, that was used in the production our yarn products.

LICENSES, PERMITS AND APPROVALS

We have obtained all necessary licenses, permits and approvals that are material to our business operations, all of which are valid and current as of September 30, 2024. We are not aware of any circumstances that would significantly hinder or delay the renewal of such licenses, permits and approvals.

EMPLOYEES

As of September 30, 2025, we employed a total number of seven full-time employees, all of whom are based in China. Our employees are employed in the areas of human resources and administration, management, product design and development, sourcing and logistics, and quality control.

We have employment contracts with each of our employees in accordance with the applicable employment laws in China. The remuneration package offered to our employees generally includes basic salary, bonuses and cash allowances or subsidies. The salary assigned is determined on the basis of the employee’s qualifications, position, relevant experience and seniority. We conduct an annual review on salary adjustment and promotions based on each employee’s performance.

We provide our employees with on-the-job training as part of our continuing efforts to provide training to our high caliber employees. We also regularly conduct employee trainings in the areas of risk management, company culture and communications. We occasionally provide financial support to our employees to attend external courses relevant to their job duties for further improvement in their skills and knowledge. We also provide training about new apparel products and yarn fiber products to our employees in the design and development team.

As required by regulations in China, we participate in various government statutory social security plans for our employees that are administered by local governments, including pension, medical insurance, unemployment insurance, work-related injury insurance, maternity insurance, and housing provident fund. We are required under PRC law to contribute to social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

LEGAL PROCEEDINGS

On September 30, 2021, we filed a civil complaint in the Shanghai Songjiang District People’s Court against our former customer Tianjin Xinfa Knitting Products Co., Ltd., seeking damages of RMB 11,521,595.75 for the unpaid services we rendered pursuant to its orders. On October 22, 2021, the court issued a summon requiring the parties to appear before the court on December 9, 2021. On November 8, 2021, we obtained a property preservation order from the court over Tianjin Xinfa Knitting Products Co., Ltd which prevents them from disposal of or transfer of their bank assets. The court issued a civil mediation on August 26, 2022, which has taken legal effect. Since Tianjin Xinfa Knitting Products Co., Ltd. did not fulfill the obligations determined by the effective legal documents, we applied to the court for enforcement on October 24, 2022. During the execution, the court withheld the deposit of RMB 216,867 from Tianjin Xinfa Knitting Products Co., Ltd., apart from that, no other property in the name of the executor was found available for execution. The court has listed Tianjin Xinfa Knitting Products Co., Ltd. as defaulted execute, and issued a consumption restriction order against its legal representative. On February 15, 2023, the court ruled to terminate the execution procedure, and the executor has the obligation to continue to perform its debts to us. If we find that the executor has property available for execution, we can apply to the court to resume execution. The application for resumption of execution is not subject to the limitation period for application for execution.

From time to time, we may become involved in legal proceedings arising in the ordinary course of business. Other than the civil proceeding mentioned above, we are not involved in any litigation, arbitration or claim of material importance, nor any material impact non-compliance incidents or systemic non-compliance incidents in respect of applicable laws and regulations.

Regulations

This section sets forth a summary of the significant regulations or requirements in the jurisdictions where we conduct our material business operations, namely China.

Regulations in China

We principally operate through our PRC subsidiary New Brand. Set out below are summaries of certain aspects of the PRC laws and regulations which are relevant to the operation and business of our PRC subsidiary.

Regulations Relating to Foreign Investments

Investment activities in China by foreign investors are principally governed by the Industry Guidelines of Encouraged Foreign Investment, or the Industry Guidelines, and the Special Administrative Measures for Entrance of Foreign Investment (Negative List), or the Negative List, which are promulgated and amended from time to time by MOFCOM, and National Development and Reform Commission (“NDRC”), and together with the PRC Foreign Investment Law and its respective implementation rules and ancillary regulations. The Industry Guidelines and the Negative List lay out the basic framework for foreign investments in China, classifying businesses into three categories with regard to foreign investments: “encouraged”, “restricted” and “prohibited”. Industries not listed in the Industry Guidelines or the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws.

On December 27, 2020, MOFCOM and NDRC released Industry Guidelines of Encouraged Foreign Investment (2020 Version), which took effect on January 27, 2021. On December 27, 2021, MOFCOM and NDRC promulgated the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version), which became effective on January 1, 2022. On September 6, 2024, MOFCOM and NDRC promulgated the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2024 Version), which will become effective on November 1, 2024.

On March 15, 2019, the National People’s Congress, or NPC, approved the PRC Foreign Investment Law, which took effect on January 1, 2020 and replaced three then existing laws on foreign investments in China, namely, the PRC Sino-Foreign Equity Joint Venture Enterprise Law, the PRC Sino-Foreign Cooperative Joint Venture Enterprise Law and the PRC Wholly Foreign-invested Enterprise Law. The PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The PRC Foreign Investment Law establishes the basic framework for the access to and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the PRC Foreign Investment Law, foreign investments shall enjoy pre-entry national treatment, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” While foreign investors shall refrain from investing in any of the foreign “prohibited” industries, foreign-invested entities operating in foreign “restricted” industries shall require market entry clearance and other approvals from relevant PRC governmental authorities. The PRC Foreign Investment Law does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all provision under the definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the PRC State Council. Furthermore, the PRC Foreign Investment Law provides that foreign-invested enterprises that have been established before the implementation of PRC Foreign Investment Law according to the said three existing laws regulating foreign investments may maintain their structure and corporate governance within five years after the implementation of the PRC Foreign Investment Law.

On December 26, 2019, the State Council promulgated the Regulations for Implementing the PRC Foreign Investment Law, which took effect on January 1, 2020. The implementation regulations further clarified that the State encourages and promotes foreign investments, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.

On December 30, 2019, MOFCOM and the State Administration for Market Regulation, or SAMR, jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

Regulations Relating to Product Quality and Consumer Protection

The Product Quality Law, which was promulgated by Standing Committee of NPC on February 22, 1993 and most recently amended on December 29, 2018, applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

Pursuant to the Civil Code of the PRC, or the Civil Code, which was promulgated on May 28, 2020 and became effective on January 1, 2021, the infringed party may claim for compensation from the manufacturer or the seller of the relevant product in which the defects have caused damage. Where the product defects are caused by the producers, the sellers shall have the right to recover the same from the producers after paying compensation. If the products are defective due to the fault of the seller, the producer may, after paying compensation, claim the same from the seller.

According to the Standardization Law of the PRC which was promulgated on 29 December 1988 and came into effect on 1 April 1989 and amended on 4 November 2017, and Regulations for the Implementation of the Standardization Law of the PRC, which was promulgated and came into effect on 6 April 1990 and amended on 3 October, 2024, the enterprises must comply with the compulsory standards and shall comply with the national standards or trade standards when produce, sell or import relevant products.

Where the product of an enterprise fails to meet the compulsory standards, the competent authority has the power to suspend its production or sales, confiscate the product, supervise the destruction or conduct the necessary technical treatment; impose fines or administrative sanction; where serious consequences are caused and a crime is constituted, the authority shall investigate, according to the laws, the criminal responsibility of the persons held directly responsible.

Pursuant to the GB/T8685-2008 Textiles — Regulation on Standardized Symbols for Care Labels, which was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine of the People’s Republic of China and the Standardization Administration of the People’s Republic of China on 18 June 2008 and was implemented on 1 March 2009, the standard system of symbols for the labels of textile products was established. It also provides information on the most stringent care procedures that will not cause any irreversible damage to the products and specifies the methods of use of these symbols on the care labels. This standard includes the domestic care methods, like washing, bleaching, drying and ironing and pressing as well as professional textile care methods, such as dry cleaning and wet cleaning, but excluding industrial laundering.

Pursuant to the GB 18401-2010 National General Safety Technical Code for Textile Products promulgated by the Standardization Institute of Textile Industry and China National Textiles Supervision Testing Center on 14 January 2011 and implemented on 1 August 2011, the textile products shall comply with the basic safety technical requirements, test methods and inspection rules. This code is applicable to the production and sales of garment, decorations and domestic textile products in China. Products can be exported according to the terms of the respective agreements.

According to the GB 5296.4-2012 Instructions for Use of Consumer Products — Part 4: Textiles and Apparel promulgated by the General Administration of Quality Supervision, Inspection and Quarantine of the People’s Republic of China and the Standardization Administration of the People’s Republic of China on 31 December 2012 and implemented on 1 May 2014, the “GB 5296.4-1998 Instructions for Use of Consumer Products — Instructions for Use of Textiles and Apparel” was replaced and the basic principles, contents and requirements of the instructions for use of textiles and apparel, which is applicable to the textiles and apparel sold in the domestic market was specified.

The Consumer Rights and Interests Protection Law or the Consumer Protection Law, which was promulgated by Standing Committee of NPC on October 31, 1993 and most recently amended on October 25, 2013, sets out the obligations of business operators and the rights and interests of the consumers in China. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe. The Consumer Protection Law was further amended in October 2013 and became effective in March 2014. The amended Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods, such as custom-made goods, fresh and perishable goods, digital products (e.g. audio-visual products, computer software downloaded online or unpacked by the consumer), newspapers and periodicals delivered and other goods for which non-return of goods is confirmed by the consumer at the time of purchase based on the characteristics of the goods) within seven days upon receipt without any reasons when they purchase the goods from business operators on the internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. Where the providers of the online marketplace platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages from the providers of the online marketplace platforms. Providers of online marketplace platforms that know or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

Regulations on Leasing

The Urban Real Estate Administration Law of the PRC, which took effect in January 1995 with the latest amendment on August 26, 2019, provides that lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, rental price, liability for repair, and other rights and obligations of both parties. Both lessor and lessee are also required to file for registration and record the lease contract with the real estate administration department. Pursuant to Administrative Measures for Commodity Housing Leasing, which took effect in February 1, 2011, if the lessor and lessee fail to go through the registration procedures timely provided that the competent administrative authority ordered to rectify within a time limit, both lessor and lessee may be subject to fines. According to the Civil Code, the validity of the lease contract shall not be affected due to the failure of registration and record of lease contract.

Pursuant to the Civil Code, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

Regulations Relating to Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks.

Trademark

Registered Trademarks are protected by the PRC Trademark Law which was adopted by the Standing Committee of NPC on August 23, 1982 and most recently amended on April 23, 2019 as well as the Implementation Regulation of the PRC Trademark Law which was adopted by the State Council on August 3, 2002 and amended on April 29, 2014. The Trademark Office of the National Intellectual Property Administration under SAMR handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. For licensed use of a registered trademark, the licensor shall file record of the licensing of the said trademark with the Trademark Office, otherwise it may not defend against a bona fide third party. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Under PRC law, any of the following acts will be deemed as an infringement to the exclusive right to use a registered trademark: (i) use of a trademark that is the same as or similar to a registered trademark for identical or similar goods without the permission of the trademark registrant; (ii) sale of any goods that have infringed the exclusive right to use any registered trademark; (iii) counterfeit or unauthorized production of the label of another’s registered trademark, or sale of any such label that is counterfeited or produced without authorization; (iv) change of any trademark of a registrant without the registrant’s consent, and selling goods bearing such replaced trademark on the market; or (v) other acts that have caused any other damage to another’s exclusive right to use a registered trademark.

According to the PRC Trademark Law, in the event of any of the foregoing acts, the infringing party will be ordered to stop the infringement immediately and may be imposed a fine; the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement, or the gains obtained by the infringing party if the losses are difficult to be ascertained. If both gains and losses are difficult to be ascertained, the damages may be determined by referring to the amount of royalties for the license of such trademarks, which will be one to five times of the royalties in the case of any serious infringement with malicious intent. If the gains, losses and royalties are all difficult to be ascertained, the court may render a judgment awarding damages no more than RMB 5 million. Notwithstanding the above, if a distributor does not know that the goods it sells infringe another’s registered trademark, it will not be liable for infringement provided that the seller shall prove that the goods are lawfully obtained and identify its supplier.

Regulations Relating to Foreign Currency Exchange and Dividend Distribution

Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations which was promulgated by the State Council on January 29, 1996 and most recently amended on August 1, 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities or banks is required where RMB is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of foreign currency denominated loans or foreign currency is to be remitted into the PRC under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign invested enterprise, or an FIE, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 requires that the registered capital of an FIE settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of an FIE settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not, in any case, be used to repay Renminbi loans if the proceeds of such loans have not been used. On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date, and was partially amended on March 24, 2023. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi converted from their foreign exchange capitals for expenditure beyond their business scopes. On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which took effect on the same date. Pursuant to SAFE Circular 16, FIEs (excluding financial institutions) may go through foreign exchange settlement formalities for their foreign debts at their discretion. Violations of such SAFE circulars could result in severe monetary or other penalties. On October 23, 2019, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, pursuant to which FIEs whose approved business scope does not include equity investments are allowed to use their capital funds obtained from foreign exchange settlement to make domestic equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, which was further amended in October 2018. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which was further revised in 2015, 2018 and 2019, specifying that the administration by SAFE or its local branches over direct investment by foreign investors in China shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which took effect on the same day. This circular sets out various measures to tighten genuineness and compliance verification of cross-border transactions and cross-border capital flow, which include without limitation requiring banks to verify board resolutions, tax filing form, and audited financial statements before wiring FIEs’ foreign exchange distribution above US$50,000, and strengthening genuineness and compliance verification of foreign direct investments.

Dividend Distribution

The principal regulations governing distribution of dividends of FIEs include the PRC Foreign Investment Law, the Implementation Rules of the PRC Foreign Investment Law, and the Company Law which was issued on December 29, 1993 and most recently amended on December 29, 2023.

Under these laws and regulations, WFOEs in China may pay dividends only out of their accumulated after-tax profits, if any. In addition, WFOEs in China are required to allocate at least 10% of their respective accumulated after-tax profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Regulations on Tax

Enterprise Income Tax

The PRC enterprise income tax, or EIT, is calculated based on the taxable income determined under the Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018. The EIT Law imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including FIEs. The EIT Law and its implementation rules permit “high and new technology enterprises” to benefit from a preferential enterprise income tax rate of 15% subject to these high and new technology enterprises meeting certain qualification criteria.

Moreover, under the EIT Law, enterprises organized under the laws of jurisdictions outside the PRC with their “de facto management bodies” located within the PRC may be considered PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise”, the only detailed guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident status and its administration are set forth in the Circular Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, both issued by SAT, which provide guidance on the administration as well as determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income if all of the following conditions set forth in Circular 82 are met: (i) the primary location of the day-to-day operational management and the places where they perform their duties are in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval of organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in China; and (iv) 50% or more of voting board members or senior executives habitually reside in China. In addition, SAT Bulletin 45 provides clarification on the resident status determination, post-determination administration, and competent tax authorities. It also specifies that when provided with a copy of a PRC resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain PRC-sourced income such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise.

Dividend Withholding Tax

The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to PRC outsourced income of “non-PRC resident enterprises,” which (i) do not have an establishment or place of business in China or (ii) have an establishment or place of business in China, but the relevant income is not actually connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. The State Council or a tax treaty between the PRC and the jurisdictions in which the non-PRC investors reside may reduce such income tax. Pursuant to an Arrangement Between the Mainland of the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or SAT Circular 81, issued by SAT on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the Circular on Issues concerning the “Beneficial Owner” in Tax Treaties, or SAT Circular 9, issued by SAT on February 3, 2018, which became effective on April 1, 2018, a comprehensive analysis shall be conducted based on the factors set out in the present article and in combination with the actual conditions of specific cases, and certain factors which will negatively affect the determination of an applicant’s status as a “beneficial owner” are provided, such as the business activities engaged in by the applicant do not constitute substantive business activities. On October 14, 2019, SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that non-PRC resident enterprises are not required to obtain pre-approval from the relevant tax authorities in order to enjoy the reduced withholding tax. Instead, non-PRC resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and include necessary forms and supporting documents in the tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

Indirect Transfer of Properties

On February 3, 2015, SAT issued a Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Assets by Non-PRC Resident Enterprises, or SAT Public Notice 7. In December 2017, Article 13 and Paragraph 2 of Article 8 of SAT Public Notice 7 were abolished by Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents effective on December 29, 2017 and the Circular on Issues concerning Withholding of Enterprise Income Tax for Non-PRC Resident Enterprises, or the SAT Circular 37, effective on December 1, 2017, which was amended on June 15, 2018, respectively. By promulgating and implementing these notices, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. Pursuant to the SAT Public Notice 7, as amended, in the event that a non-PRC resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying EIT by implementing arrangements that are not for reasonable commercial purpose, such indirect transfer shall be re-identified and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. The SAT Public Notice 7, as amended, provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both offshore transferor and transferee (or another person who is obligated to pay for the transfer) of taxable assets. Where a non-PRC resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an Indirect Transfer, the non-PRC resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to EIT, and the transferee or another person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

Issues concerning the withholding of EIT of the PRC -sourced income, which refers to income obtained from sources within the PRC by non-PRC resident enterprises that (a) do not have an establishment or place of business in China or (b) have an establishment or place of business in China, but the relevant income is not effectively connected with the establishment or place of business in China, shall be subject to the SAT Circular 37. PRC-sourced income includes income from equity investment such as dividend and bonus, income from interest, rental and royalties, income from the property transfer, and other income. Pursuant to the SAT Circular 37, non-PRC resident enterprises shall pay EIT in relation to their PRC -sourced income, and the entities which have the direct obligation to make certain payments to a non-PRC resident enterprise shall be the relevant tax withholders for such non-PRC resident enterprise. The tax withholders shall, within seven days of the day on which the withholding obligation occurs, which is the day when the payment is made in fact or becomes due, declare and remit the withholding tax to the competent tax authority. When declaring and remitting the withholding tax payable, the tax withholders shall complete the Withholding Statement of the PRC for Enterprise Income Tax. In the event that the tax withholder fails to withhold and remit the taxable EIT for a non-PRC resident enterprise, or is unable to perform its obligation mentioned above, the non-PRC resident enterprise shall declare and pay the EIT to the competent tax authority, and complete the Withholding Statement of the PRC for Enterprise Income Tax.

Value-Added Tax

On March 23, 2016, the Ministry of Finance, or MOF and SAT jointly issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-Added Taxes in Lieu of Business Taxes, or the SAT Circular 36. Effective from May 1, 2016, the PRC tax authorities will collect Value-Added Tax, or the VAT, in lieu of business tax on a trial basis within the PRC territory, and in industries such as construction industries, real estate industries, financial industries, and living service industries. On November 19, 2017, the State Council issued the Decision on Abolishing the Provisional Regulation of China on Business Taxes and Amending the Provisional Regulation of China on Value-Added Taxes, pursuant to which, PRC tax authorities will collect VAT in lieu of business taxes for all industries where business taxes should have been collected within the PRC territory. Pursuant to the Provisional Regulation of China on Value-Added Taxes, as amended in 2017, entities and individuals that sell goods, provide labor services of processing, repairs or maintenance, or sell services, intangible assets or real property in China, or import goods to the PRC, are subject to VAT at a rate ranging from 6% to 17%.

On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or Circular 32, which took effect on May 1, 2018. According to Circular 32: (i) for VAT taxable sales or importation of goods originally subject to VAT rates of 17% and 11% respectively, tax rates are adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, the deduction rate is adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to the tax rate of 16%, the taxes are calculated at the deduction rate of 12%; (iv) for exported goods originally subject to the tax rate of 17% and export tax refund rate of 17%, the export tax refund rate is adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to the tax rate of 11% and export tax refund rate of 11%, the export tax refund rate is adjusted to 10%. To further reduce VAT, on March 20, 2019, MOF, SAT, and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which took effect on April 1, 2019. According to the announcement: (i) for VAT taxable sales or importation of goods originally subject to VAT rates of 16% and 10%, tax rates are adjusted to 13% and 9%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 10%, the deduction rate is adjusted to 9%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to the tax rate of 13%, the taxes are calculated at the deduction rate of 10%; (iv) for exported goods originally subject to the tax rate of 16% and export tax refund rate of 16%, the export tax refund rate is adjusted to 13%; and (v) for exported goods and cross-border taxable acts originally subject to the tax rate of 10% and export tax refund rate of 10%, the export tax refund rate is adjusted to 9%. Announcement 39 came into effect on April 1, 2019 and shall be prevail in case of any conflict with existing provisions.

Regulations Relating to Employment Laws

The PRC Labor Law, which became effective on January 1, 1995, and was amended on August 27, 2009 and December 29, 2018, and the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, provide requirements concerning employment contracts between an employer and its employees. Pursuant to the Labor Contract Law, a written labor contract is required when an employment relationship is established between an employer and an employee. An employer is obligated to sign a labor contract with an employee with an indefinite term if the employer continues to employ the employee after two consecutive fixed-term labor contracts. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. Other labor-related regulations and rules of the PRC stipulate the maximum number of working hours per day and per week as well as the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.

On October 28, 2010, Standing Committee of NPC promulgated the PRC Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018. In accordance with the PRC Social Insurance Law and other relevant laws and regulations, the PRC establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. An employer must pay the social insurance for its employees in accordance with the rates provided under relevant regulations and must withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer’s compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner. Under the Regulations on the Administration of Housing Fund, which was promulgated on April 3, 1999, and was most recently amended on March 24, 2019, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds. An enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

C. Organizational structure.

Our corporate structure consists of Ping An Biomedical Co., Ltd. and our wholly owned subsidiaries, described below.

Ping An Biomedical Co., Ltd. (formerly known as Majestic Ideal Holdings Ltd) is a Cayman Islands exempted company incorporated with limited liability on November 3, 2021. In September 2025, the shareholders of Majestic Ideal Holdings Ltd, held an extraordinary general meeting on September 12, 2025, where a proposal to change the Company’s name from “Majestic Ideal Holdings Ltd” to “Ping An Biomedical Co., Ltd.” was approved.

Nifty Holdings Limited was incorporated on November 23, 2021 as a British Virgin Islands (“BVI”) company and an intermediate holding company with a share capital of US$100. It is 100% owned by Ping An Biomedical Co., Ltd.

Multi Ridge (Asia) Limited was incorporated on October 11, 2013 as a Hong Kong company and an intermediate holding company with a share capital of US$100. It is 100% owned by Nifty Holdings Limited.

New Brand Cashmere Products Co., Ltd was established on February 14, 2014 as a PRC limited liability company with registered capital of RMB 8,000,000 and engaged in apparel SCM services. It is 100% owned by Multi Ridge.

The following diagram illustrates our corporate structure:

D. Property, plant and equipment.

We are headquartered in Glasgow, United Kingdom. In Glasgow, we lease lab space which consists of approximately 302 square meters of space. Lease payments are approximately GBP 6,405 per month. This lab space houses our research operations and has the capacity to fully support any future production of our anticipated products. We also leased lab space in London which consisted of approximately 300 square meters of space. Lease payments were approximately GBP 9,600, per month. This lab space lease expired in June 2024 and was not renewed. In Shanghai, we lease office space which consists of approximately 99 square meters of space. Lease payments are approximately RMB 21,600, per month. This office space houses our China procurement team and is on a three month basis as of the date of this report.

The majority of our tangible property, plant and equipment consists of laboratory equipment which is fully capable of handling all of the Company’s research and development needs as well as future production needs. As of September 30, 2025, the tangible net book value of our property, plant and equipment is $nil.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of its financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Its actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a provider of SCM services in the apparel industry delivering one-stop solution to our customers for a broad range of yarn products, textiles and finished garments. We conduct our operations through our PRC subsidiary New Brand, which is headquartered in Hong Kong. Through our integrated capabilities, we provide end-to-end supply chain solutions that are tailored to meet our customers’ unique needs.

Apparel products handled by us mainly comprise of yarn products and finished garments. Our customers span across different stages of the apparel supply chain, including brand owners, textile manufacturers, apparel sourcing agents and online fashion and garment retailers. We rely on raw material vendors, contract manufacturers and logistics service providers to produce and deliver customized apparel products to destinations designated by our customers.

Key Factors that Affect Results of Operations

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

Economic, political and social conditions in China, as well as its government policies, laws and regulations

All of our operations are currently located in China, and all of our revenue was generated in China for the years ended September 30, 2025, 2024 and 2023. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by the political, economic and social conditions in the PRC generally and by the continued economic growth in China as a whole. Accordingly, our results of operations and prospects are, to a significant degree, subject to economic, political and legal developments in the PRC. The economy of China differs from the economies of most developed countries in many respects, including the extent of government involvement, its level of development, its growth rate and its control over foreign exchange. China’s economy has been transitioning from a planned economy to a more market-oriented economy. In recent years, the PRC government has implemented measures emphasizing market forces for economic reform, however, a significant portion of productive assets in China is still owned by the PRC government. The PRC government continues to play a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policies and providing preferential treatments to particular industries or companies. All of these factors could affect the economic conditions in China and, in turn, our business.

Competition from other players in the market

The apparel SCM industry in China has a large number of participants, which makes the industry highly fragmented and competitive. We compete with other apparel SCM companies on the basis of service quality and pricing. Some of our competitors may have more variety of services, greater pricing flexibility, stronger brand recognition, longer operating history and a more established customer base. As a result, these competitors have greater credibility with our potential customers in our target market segments. They may have greater resources to support their service offerings, such as better in-house technology infrastructure, stronger brand and pricing flexibility.

As the apparel SCM market in China is very large and fragmented, we face fierce competition among service providers in terms of product design, price, quality control and delivery of products. Our ability to compete against other market players is, to a significant extent, dependent on our ability to distinguish our services and products from those of our competitors by providing high quality products that appeal to consumers’ preferences at competitive prices. Our competitors may provide products comparable or superior to those we provide, and our competitors may adapt more quickly than we do to evolving industry trends or changing market requirements.

Product sales to our major customers

Revenue generated from our top five customers accounted for 97%, 86% and 81% of our total revenue for the years ended September 30, 2025, 2024 and 2023, respectively. We do not enter into long-term agreements with any of our top five customers whose purchases are made principally on an order-by-order basis. Our customers are not obligated in any way to continue placing orders with us at the same or increasing levels, or at all. Their level of demand for our apparel products may fluctuate significantly from period to period. Such fluctuation is attributable mainly to changes in customer demand, which are driven by their business strategies, operational needs, product portfolio and interpretation of fashion trends.

We anticipate that our dependence on a limited number of high-quality customers will continue for the foreseeable future. We cannot assure you that our customer relationships will continue to develop or if these customers will continue to generate significant revenue for us in the future. Any failure to maintain our existing customer relationships or to expand our customer base will materially and adversely affect our results of operations and financial condition.

Supply of quality raw materials and fluctuations of their prices

Our principal raw materials include cashmere, wool, silk, cotton, polyester and acrylic yarns. The purchase of yarns accounted for 95.9%, 95.0% and 71.9% of our total purchase for the years ended September 30, 2025, 2024 and 2023, respectively. We procure our raw materials mainly from reputable and large suppliers and generally do not enter into long-term supply agreements. Raw materials used in our production are subject to price volatility caused by external conditions, such as balance of supply and demand, commodity market dynamics, transit costs, changes in governmental policies and unforeseen circumstances such as natural disasters. Market prices of these raw materials are subject to cyclicality and volatility. Historically our raw materials have experienced fluctuations in their supply and market prices. Our ability to pass on increased raw material costs to our customers may be limited by market competitive pressure.

Impact of the stability of our supply chain

Supply chain disruptions have become a major challenge for the global economy since the start of the COVID-19 pandemic. These shortages and supply-chain disruptions are significant and widespread. Lockdowns in several countries across the world, labor shortages, robust demand for tradable goods, disruptions to logistics networks, and capacity constraints have resulted in increases in freight costs and delivery times. Companies that are reliant on the movement of goods and materials, such as our company, may suffer from plant closures and supply shortages across the extended supply network.

The PRC government may change its policy and measures from time to time in response to the latest COVID-19 situation and the country’s transition to a lower carbon economy. These changes could result in the suspension of manufacturing operations, quarantine of factory and transportation workers and our own staff, and cancellation of marketing activities with short notice. Any significant disruption in our supply chain would impact our costs and operational efficiencies.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and financial reporting requirements under the SEC rules. They include the financial statements of the Company and its subsidiaries. All transactions and balances among these entities have been eliminated upon consolidation.

In preparing our consolidated financial statements, our board of directors had given careful consideration of our future liquidity in light of the fact that our current liabilities exceeded our current assets as of September 30, 2025 and 2024. We are of the opinion that, taking into account of the present available banking facilities and internal financial resources we have, we have sufficient working capital to meet in full our financial obligations as they fall due in the foreseeable future. Hence, the consolidated financial statements have been prepared on going concern basis.

Critical Accounting Policies, Judgments and Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results and outcomes may differ from management’s estimates and assumptions. In particular, the COVID-19 pandemic and the resulting adverse impacts to global economic conditions, as well as our operations, may impact future estimates including, but not limited to, useful lives of property and equipment, impairment of long-lived assets, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, deferred taxes uncertain tax position and going concern. Actual results could differ from these estimates.

We believe the following critical accounting policies reflect the more significant judgments and estimates we used in the preparations of our combined and consolidated financial statements.

Revenue recognition

Our revenues consist of sales of yarns and sales of finished garments to third party customers. We adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC 606). The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that we (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation.

We recognize sales at the point in time when we transfer physical possession of the goods to the customer who accepts, an event which indicates a transfer of control of the goods. Transaction price is determined and allocated to the goods prior to their transfer to the customer.

Allowance for credit losses against accounts receivable

On October 1, 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including accounts receivable. The Company uses the roll-rate method to measure the expected credit losses of account receivables on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each period end of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. The management adjusts the allowance that is determined by the roll-rate method for both current conditions and forecasts of economic conditions. The Company adopted ASC Topic 326 using the modified retrospective method in scope of the standard. Results for reporting periods beginning after October 1, 2023 are presented under ASC Topic 326, while prior period amounts continue to be reported in accordance with previously applicable GAAP.

After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Accounts receivable, net represent the amounts that the Company has an unconditional right to consideration, which are stated at the original amount less an allowance for credit losses. Allowance for credit losses for accounts receivable was RMB15,161,334 and RMB11,041,825 as of September 30, 2025 and September 30, 2024, respectively.

The table below sets forth the age analysis of our gross accounts receivable as of September 30, 2025:

As of September 30, 2025	1-6 months	7-12 months	1-1.5 years	1.5-2 years	> 2 years	Total
2025 (USD)	962,225	797,213	631,214	1,310,392	806,921	4,507,965
2025 (RMB)	6,850,083	5,675,357	4,493,613	9,328,684	5,744,473	32,092,210

The Company identified certain outstanding balances for long aging customers as a group with total gross amount of RMB25,429,056 and made full provision against the outstanding balance after deducting the subsequent settlement amount of RMB10,378,847. Therefore, the total provision for this group is RMB 15,050,209.

The provision for remaining outstanding balances were using loss rate applied to respective receivables balance. The total provision for this group is RMB 111,125. The table below sets forth the percentage of provision for doubtful accounts for each aging group of our accounts receivable as of September 30, 2025:

As of September 30, 2025	1-6 months	7-12 months	1-1.5 years	1.5-2 years	> 2 years	Total
2025	1.67%	4.20%	10.32%	100%	100%	N/A

Taxes

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

BVI

We own Nifty Holdings, which incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Nifty Holdings owns New Brand, our operating subsidiary, through Multi Ridge. Multi Ridge was incorporated in Hong Kong and is subject to Hong Kong profit tax at a rate of 16.5%. Under Hong Kong tax law, Multi Ridge is exempted from income tax on is foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends.

China

New Brand is subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

New Brand is a value-added tax (“VAT”) general taxpayer. Products sold by New Brand in the PRC are subject to VAT. Revenue represents the invoiced value of service, net of VAT. VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns are subject to examination by the tax authorities for five years from the date of filing.

Dividends paid by New Brand to Multi Ridge will be subject to a withholding tax rate of 10%, unless Multi Ridge satisfies all the requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority. If Multi Ridge satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to Multi Ridge would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of the subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Regulations — Regulations on Tax” for more information.

Recently issued accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

Results of Operations

Year ended September 30, 2024 compared to year ended September 30, 2025

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated.

	For the year ended September 30,
	2024	2025
	RMB	RMB	US$
Revenue
Sales of yarns	83,269,024	32,421,473	4,554,217
Sales of finished garments	4,353,371	1,726,463	242,515
Total revenue	87,622,395	34,147,936	4,796,732

Cost of revenue
Costs of yarns	(78,630,523)	(31,828,375)	(4,470,905)
Costs of finished garments	(3,574,985)	(1,370,056)	(192,451)
Cost of revenue	(82,205,508)	(33,198,431)	(4,663,356)

Gross profit	5,416,887	949,505	133,376

Selling and marketing expenses	(306,582)	(299,959)	(42,135)
General and administrative expenses	(4,992,481)	(6,007,792)	(843,909)
Provision for credit losses	(119,863)	(9,343,225)	(1,312,435)
Income (loss) from operations	(2,039)	(14,701,471)	(2,065,103)
Interest income	2,034	326,349	45,842
Interest expenses	(705,273)	(307,055)	(43,132)
Other expense	(87,873)	(44,584)	(6,263)
Other income, net	110,435	41,966	5,895
Income (loss) before income taxes	(682,716)	(14,684,795)	(2,062,761)
Income tax expense	(601,456)	1,855,589	260,653
Net loss	(1,284,172)	(12,829,206)	(1,802,108)

Revenue

For the years ended September 30, 2025 and 2024, we generated our revenue through two revenue streams: sales of yarns and sales of finished garments.

The following table presented our revenue disaggregated by service lines for the years ended September 30, 2025 and 2024:

	For the year ended September 30,
	2024	2025	2025
	RMB	RMB	US$
Sales of yarns	83,269,024	32,421,473	4,554,217
Sales of finished garments	4,353,371	1,726,463	242,515
	87,622,395	34,147,936	4,796,732

Our revenue decreased by 61.0% to RMB34,147,936 (US$4,796,732) for the year ended September 30, 2025 from RMB87,622,395 for the year ended September 30, 2024 mainly due to the increase in sales of yarns. Our sales of yarns decreased by 61.1% to RMB32,421,473 (US$4,554,217) for the year ended September 30, 2025 from RMB83,269,024 for year ended September 30, 2024 due to the decrease in demand from our customers.

Gross profit and gross profit margin

The following table presented our gross profit and gross profit margin disaggregated by products for the years ended September 30, 2025 and 2024:

	For the year ended September 30,
	2024				2025
Product category	RMB Revenue	RMB Costs	RMB Gross profit	Gross profit %	RMB Revenue	RMB Costs	RMB Gross profit	Gross profit %
Yarns	83,269,024	78,630,523	4,638,501	5.6%	32,421,473	31,828,375	593,098	1.8%
Finished garments	4,353,371	3,574,985	778,386	17.9%	1,726,463	1,370,056	356,407	20.6%
	87,622,395	82,205,508	5,416,887	6.2%	34,147,936	33,198,431	949,505	2.8%

Our overall gross profit decreased by 82.5% to RMB949,505 (US$133,376) for the year ended September 30, 2025 from RMB5,416,887 for the year ended September 30, 2024. Our overall gross profit margin decreased by 3.2 percentage points to 2.8% for the year ended September 30, 2025 from 6.2% for the year ended September 30, 2024.

The gross profit of yarns decreased by 87.2% to RMB593,098 (US$83,312) for the year ended September 30, 2025 from RMB4,638,501 for the year ended September 30, 2024. The gross profit margin of yarns decreased by 3.8 percentage points to 1.8% for the year ended September 30, 2025 from 5.6% for the year ended September 30, 2024. The decline in gross margin was mainly caused by the Company’s decision to lower selling prices for customer acquisition purposes, a strategic measure implemented in response to weakened market demand.

Our gross profit of finished garments decreased by 54.2% to RMB356,457 (US$50,084) for the year ended September 30, 2025 from RMB778,386 for the year ended September 30, 2024, which was in line with the decrease in sales of finished garments. Our gross profit margin of finished garments increased by 2.7 percentage points to 20.6% for the year ended September 30, 2025 from 17.9% for the year ended September 30, 2024. The increase in gross profit margin of finished garments in 2025 was mainly because the Company chose to focus on certain higher margin products.

Selling and marketing expenses

For the years ended September 30, 2024 and 2023, our selling and marketing expenses consisted of exhibition expense and other miscellaneous expenses. The following table sets forth a breakdown of our selling and marketing expenses for the years ended September 30, 2024 and 2023:

	For the year ended September 30,
	2024	2025	2025
	RMB	RMB	US$
Exhibition expense	—	—	—
Others	306,582	299,959	42,135
Total selling and marketing expenses	306,582	299,959	42,135

Our selling and marketing expenses remained relatively stable at RMB306,582 and RMB299,959 (US$42,135) for the year ended September 30, 2024 and 2025, respectively.

General and administrative expenses

For the years ended September 30, 2025 and 2024, our general and administrative expenses consisted of rental and office expense, travelling expenses, depreciation and amortization, legal and professional fee, staff costs and other miscellaneous expenses. The following table sets forth a breakdown of our general and administrative expenses for the years ended September 30, 2025 and 2024:

	For the year ended September 30,
	2024	2025	2025
	RMB	RMB	US$
Rental and office expenses	266,185	453,948	63,766
Travelling expenses	233,940	137,098	19,258
Depreciation and amortization	450,779	5,585	784
Legal and professional fee	481,998	1,316,532	184,932
Staff costs	3,534,277	4,003,674	562,393
Others	25,302	90,954	12,776
	4,992,481	6,007,791	843,909

Our general and administrative expenses increased by 20.3% to RMB6,007,791 (US$843,909) for the year ended September 30, 2025 from RMB4,992,481 for the year ended September 30, 2024. The increase was mainly due to (i) the increase in legal and professional fee in relation to our listing; and (ii) the increase in staff costs in relation to the salaries of our director and executive officer; partially offset by a decrease in depreciation and amortization as our fixed assets were fully depreciated as of September 30, 2025.

Provision for credit losses

Accounts receivable is recorded at the net valueless estimates for allowance for credit losses. Management regularly reviews outstanding accounts and provides an allowance for credit losses. Many factors are considered in estimating the general allowance, including reviewing delinquent accounts receivable, performing an aging analysis and a customer credit analysis, and analyzing historical bad debt records and current economic trends. Our provision for credit losses were RMB119,863 and RMB9,343,225 (US$1,312,435) for the year ended September 30, 2024 and 2025, respectively.

Interest expense

Our interest expense represented interest expense for our short-term bank borrowings, which decreased by 56.5% to RMB307,055 (US$43,132) for the year ended September 30, 2025 from RMB705,273 for the year ended September 30, 2024. The decrease was principally attributable to the decrease in our average bank borrowing balance for the year ended September 30, 2025.

Other income, net

Other income, net primarily comprised of government subsidies, exchange (loss) gain, net and other miscellaneous income.

The following table sets forth a breakdown of other income, net for the years ended September 30, 2025 and 2024:

	For the year ended September 30,
	2024	2025	2025
	RMB	RMB	US$
Exchange (loss) gain, net	(5,368)	-	-
Others	115,803	41,966	5,895
	110,435	41,966	5,895

Our other income, net decreased by 62.0% to RMB41,966 (US$5,895) for the year ended September 30, 2025, from RMB110,435 for the year ended September 30, 2024, due to less other gains incurred during the year ended September 30, 2025.

Provision for income tax expense

The following table sets forth a breakdown of provision for income tax expense for the years ended September 30, 2025 and 2024:

	For the year ended September 30,
	2024	2025	2025
	RMB	RMB	US$
Current
– PRC	593,189	(328,319)	(46,119)
	593,189	(328,319)	(46,119)
Deferred
– PRC	8,267	(1,527,270)	(214,534)
	8,267	(1,527,270)	(214,534)
Total income tax expense (benefit)	601,456	(1,855,589)	(260,653)

Provision for income tax expense primarily comprised current profit tax and deferred (credit) expense. Current profit tax included tax recorded in the PRC.

PRC current profit tax represented 25% of Enterprise Income Tax (“EIT”), resulting from the operations of New Brand in China and the 10% withholding tax levied by the PRC government when dividends were distributed by New Brand, our PRC subsidiary to its sole shareholder, Multi Ridge, in 2023.

Deferred tax (credit) expense arose from the provision for doubtful accounts in the same periods. The amount was computed based on 25% of EIT on the amount of provision recorded by us.

Income tax expenses decreased by 408.5% to RMB(1,855,589) (US$-260,653) for the year ended September 30, 2025 from RMB601,456 for the year ended September 30, 2024. This significant change was primarily attributable to the recognition of a deferred tax benefit, which arose from the operating loss and allowance for credit loss incurred during the year ended September 30, 2025.

Net loss

We recorded net loss of RMB12,829,206 (US$1,802,108) and RMB1,284,172 for the year ended September 30, 2025 and 2024, respectively. The increase in net loss of 899.0% or RMB11,545,034 was mainly due to the increase in credit loss and decrease in General and administrative expenses in 2025.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As at September 30,
	2024	2025	2025
	RMB	RMB	US$
CURRENT ASSETS
Cash and bank balances	130,923	36,696,290	5,154,697
Accounts receivable, net	40,441,296	16,930,876	2,378,266
Deposits, prepayments and other receivables	12,603,304	9,628,377	1,352,490
Other receivables – related parties	7,299	-	-
Inventories	127,296	441,904	62,074
Total current assets	53,310,118	63,697,447	8,947,527

CURRENT LIABILITIES
Short-term bank borrowings	10,000,000	10,000,000	1,404,692
Accounts payable	15,055,820	9,413,410	1,322,294
Accruals and other payables	607,954	287,674	40,409
Other payables – related parties	35,560,546	2,934,083	412,148
Contract liabilities	1,673,479	69,776	9,801
Lease liabilities	350,366	371,879	52,238
Taxes payable	328,318	-	-
Total current liabilities	63,576,483	23,076,822	3,241,582
Net current (liabilities)	(10,266,365)	40,620,625	5,705,945

Accounts receivable, net

Accounts receivable represented receivables from our customers arising from our sales. We generally grant our customers a credit period ranging from 0 to 90 days, depending on their reputation, transaction history and the products purchased. Our accounts receivable decreased by 58.1% to RMB16,930,876 (US$2,378,266) as of September 30, 2025 from RMB40,441,296 as of September 30, 2024, which was mainly due to the settlement of accounts receivable from customers and additional provision was made in 2025.

Our management regularly reviews outstanding accounts and provides an allowance for doubtful accounts. When collection of the original invoice amounts is no longer probable, we will either partially or fully write-off the balance against the allowance for doubtful accounts. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Our management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after all means of collection have been exhausted and that the likelihood of collection is not probable.

For details of the accounts receivables, please refer to the section headed “Accounts receivable, net” in this annual report.

Deposits, prepayments and other receivables

The following table sets forth a breakdown of our deposits, prepayments and other receivables as of the dates indicated:

	As of September 30,
	2024	2025	2025
	RMB	RMB	US$
Prepayments	1,571,422	9,313,656	1,308,281
Deferred IPO costs	10,961,224	-	-
Others	70,658	314,721	44,209
Total	12,603,304	9,628,377	1,352,490

Our deposits, prepayments and other receivables increased by 23.6% to RMB9,628,377 (US$1,352,490) as of September 30, 2025 from RMB12,603,304 as of September 30, 2024. The decrease was primarily attributable to the decrease in deferred IPO costs by RMB10,961,224 closed in 2025, which was partially offset by the increase in prepayments to suppliers by 492.7 or RMB7,742,234 to RMB9,313,656 (US$1,308,281) as of September 30, 2025 from RMB1,571,422 as of September 30, 2024 as we made a prepayment at year end to secure our raw material.

Other receivables — related parties

The following table set forth the breakdown of our other receivables — related parties as of the dates indicated:

	As of September 30,
	2024	2025	2025
	RMB	RMB	US$
Action Holdings Limited	7,299	—	—
Total	7,299	—	—

The amounts due from Action Holdings Limited and Easy Rich SH represented fund advances to them. The balances were unsecured, interest free with no specific repayment terms and of non-trade nature. All balances with related parties will be repaid by the related parties upon listing.

Inventories

Our inventories consisted of raw materials. Our inventories increased by 247.1% to RMB441,904 (US$62,074) as of September 30, 2025 from RMB127,296 as of September 30, 2024. This significant growth was primarily attributable to challenges in product sales experienced throughout 2025.

We review our inventory levels on a regular basis. We believe that maintaining appropriate levels of inventories can help us better plan raw material procurement and deliver our products to meet customer demand in a timely manner without straining our liquidity.

During the year ended September 30, 2025, we sold out the obsolete and slow-moving inventories. We had (reverse) provision for inventories of RMB(6,135) (US$-862) and RMB6,135for the years ended September 30, 2025 and 2024, respectively.

Accounts payable

Our accounts payable mainly related to the purchase of raw materials from our suppliers. Our yarn suppliers usually granted us a credit period between 30 and 45 days. Certain suppliers, especially cashmere suppliers, may request prepayment before delivery.

Our accounts payable decreased by 37.5% to RMB9,413,410 (US$1,322,294) as of September 30, 2025 from RMB15,055,820 as of September 30, 2024, which was due to repayment of outstanding balances during the year.

Accruals and other payables

Our accruals and other payables were comprised of interest payables, VAT payables, and other taxes and levies. Our accruals and other payables decreased by 52.7% to RMB287,674 (US$40,409) as of September 30, 2025 from RMB607,954 as of September 30, 2024, principally due to the decrease in VAT payable and the decrease in salary payable.

Other payables — related parties

The following table set forth the breakdown of our other payables — related parties as of the dates indicated:

	As of September 30,
	2024	2025	2025
	RMB	RMB	US$
Ms. Li	11,777,000	1,363,693	191,557
Meridian Industries Limited (“MIL”)	19,413,537	897,914	126,129
Meridian Group Holdings Limited	705,205	-	-
Wisewing International Ltd (“Wisewing”)	284,430	672,476	94,462
Easy Rich Industries (Shanghai) Limited (“Easy Rich SH”)	1,690,374	-	-
Meridian (Shenzhen) Holdings Co., Ltd. (“MDSZ”)	1,690,000	-	-
Total	35,560,546	2,934,083	412,148

The amounts due to Ms. Li consisted of fund advances to us. The balance was unsecured, interest free with no specific repayment terms and of non-trade nature. Ms. Li is one of our Controlling Shareholders.

The amount due to MIL and MDSZ represented fund advances to us. The balance was unsecured, interest free with no specific repayment terms and of non-trade nature. MIL is our affiliate under common control by both of our Controlling Shareholders and MDSZ is a subsidiary company of MIL.

The amount due to MDIGH represented advances to us for operational purposes. The balance was unsecured, interest free with no specific repayment terms and of non-trade nature. MDIGH is an intermediate holding company of us.

The amount due to Easy Rich SH represented fund advances to us. Easy Rich SH is an indirect wholly-owned subsidiary of Action Holdings Limited. The balance was unsecured, interest free with no specific repayment terms and was of non-trade nature.

The amount due to Wisewing principally represented rent payable for our office premises in Hong Kong. We are a party to an office lease agreement with Wisewing dated December 2, 2023, pursuant to which Wisewing has agreed to lease to us a property situated at 22 Floor, China United Plaza, 1008 Tai Nam West Road, Hong Kong. Mr. Ko is the sole shareholder of Wisewing. The term of the lease is three years, commencing from January 1, 2024 and ending on December 31, 2026. The monthly rental cost is HKD35,000. See “Certain Relationships and Related-Party Transactions” and Note 11 to the consolidated financial statements, respectively.

Contract liabilities

Our contract liabilities mainly related to the receipt in advance from customers of our finished garments. Our contract liabilities decreased by 95.8% to RMB69,776 (US$9,801) as of September 30, 2025 from RMB1,673,479 as of September 30, 2024 because of the decrease in prepayments received from customers.

Cash Flows

Our use of cash primarily related to operating activities and payment of dividends. We have historically financed our operations primarily through our cash flow generated from our operations and advances from related parties.

The following table sets forth a summary of our cash flows information for the periods indicated:

	As of September 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Cash and bank balances at the beginning of the year	1,166,538	591,874	130,923	18,391
Net cash (used in) generated from operating activities	(6,082,836)	14,630,221	(6,427,762)	(902,902)
Net cash (used in) generated from investing activities	(3,367,570)	15,000,000	-	-
Net cash generated from (used in) financing activities	8,874,664	(30,088,905)	43,660,424	6,132,944
Effect of exchange	1,078	(2,267)	(667,295)	(93,736)
Cash and bank balances at the end of the year	591,874	130,923	36,696,290	5,154,697

Cash (used in) generated from operating activities

Our cash inflow from operating activities was principally from receipt of sales. Our cash outflow used in operating activities was principally for payment of purchases of raw materials and contract manufacturing services, staff costs and other operating expenses.

For the year ended September 30, 2023, we had net cash used in operating activities of RMB6,082,836, reflecting our net loss of RMB993,937, as adjusted for non-cash items, the effects of which were offset by cash used due to change in operating activities of RMB5,528,027. Adjustments for non-cash items consisted of (i) depreciation of plant and equipment of RMB32,756; (ii) amortization of right-of-use assets-operating lease of RMB383,994; (iii) provision for credit losses of RMB29,837; and (iv) deferred tax benefit of RMB7,459. Changes in operating assets and liabilities mainly include (i) increase in deposits, prepayments and other receivables of RMB5,941,561 due to the increase in deferred IPO costs in relation to our proposed listing and the increase in prepayments to suppliers to secure raw materials, (ii) decrease in accounts payable of RMB8,762,971 mainly due to the decrease in purchase of raw materials and our increase in prepayments to suppliers during the year; (iii) decrease in accruals and other payables of RMB930,000 mainly due to decrease in VAT payable; and (iv) decrease in tax payable of RMB1,081,250, and partially offset by (i) the decrease in inventories of RMB1,437,088 which was mainly due to the delivery of yarns to our customers prior to year end, (ii) decrease in accounts receivable of RMB9,875,982 which was in line with our decrease in sales; and (iii) increase in contract liabilities of RMB258,679 which was mainly due to the increase in prepayments received from customers.

For the year ended September 30, 2024, we had net cash generated from operating activities of RMB14,630,221, reflecting our net loss of RMB1,284,172, as adjusted for non-cash items, the effects of which were offset by cash generated due to change in operating activities of RMB15,412,611. Adjustments for non-cash items consisted of (i) depreciation of plant and equipment of RMB10,239; (ii) non-cash lease expense of RMB353,140; (iii) provision for credit losses of RMB124,001; (iv) provision for inventory obsolescence of RMB6,135; and (v) deferred tax expense of RMB8,267. Changes in operating assets and liabilities mainly include (i) the decrease in accounts receivable of RMB6,529,361 which was due to the settlement of accounts receivable from customers; (ii) the decrease in inventories of RMB3,055,501 which was mainly due to the delivery of yarns to our customers prior to year end; (iii) the increase in accounts payable of RMB5,783,431 which was due to our increase in purchase of raw materials and our decrease in prepayments to suppliers during the year; and (iv) the increase in contract liabilities of RMB1,142,153 because of the increase in prepayments received from customers, and partially offset by (i) the increase in deposits, prepayments and other receivables of RMB1,114,101 due to the increase in deferred IPO costs in relation to our proposed listing; and (ii) the decrease in accruals and other payables of RMB252,677 due to the decrease in VAT payable and the decrease in interest payable.

For the year ended September 30, 2025, we had net cash used in operating activities of RMB6,427,762, reflecting our net loss of RMB12,829,206, as adjusted for non-cash items, the effects of which were offset by cash used due to change in operating activities of RMB1,773,641 (US$249,142). Adjustments for non-cash items consisted of (i) depreciation of plant and equipment of RMB5,585 (US$785); (ii) non-cash lease expense of RMB359,680 (US$50,524); (iii) provision for credit losses of RMB9,343,225 (US$1,312,435); (iv) reverse of inventory obsolescence of RMB(6,135) (US$-862); and (v) deferred tax benefit of RMB(1,527,270) (US$-214,534). Changes in operating assets and liabilities mainly include (i) the increase in deposits, prepayments and other receivables of RMB7,771,106 (US$1,091,601) due to the increase in prepayments to our vendors to secure our raw material; and (ii) the increase in inventories of RMB308,473 (US$43,331) which was mainly due to challenges in product sales experienced throughout 2025; (iii) the decrease in accounts payable of RMB5,642,409 (US$792,584) which was due to repayment of outstanding balances during the year; and (iv) the decrease in contract liabilities of RMB1,603,703(US$225,271), which was due to decrease in prepayments received from customers, and partially offset by (i) the decrease in accounts receivable of RMB14,167,194 (US$1,990,054) which was due to the settlement of accounts receivable from customers; (ii) the increase in payable to related parties of RMB388,909 (US$54,630).

Cash (used in) generated from investing activities

For the year ended September 30, 2023, net cash used in investing activities was RMB3,367,570 which related to net repayment to other receivables — related party of RMB3,367,570.

For the year ended September 30, 2024, net cash generated from investing activities was RMB15,000,000 which was related to the advances from related parties of RMB15,000,000.

For the year ended September 30, 2025, there is no cash generated from or used in investing activities.

Net cash generated from (used in) financing activities

For the year ended September 30, 2023, net cash generated from financing activities of RMB8,874,664 consisted of (i) proceed from short-term bank borrowings of RMB42,500,000; and (ii) net advance from other payables — related parties of RMB11,478,394, the effects of which were partially offset by (i) repayment for short-term bank borrowings of RMB35,500,000; and (ii) payment of dividend of RMB9,603,730.

For the year ended September 30, 2024, net cash used in financing activities of RMB30,088,905 (US$4,993,160) consisted of (i) repayment of short-term bank borrowings of RMB48,102,527; (ii) repayment to other payables — related parties of RMB35,040,000; and (iii) payment of dividend of RMB322,412, the effects of which were partially offset by (i) proceed from short-term bank borrowings of RMB15,602,527; and (ii) loan from other payables — related parties of RMB37,773,507.

For the year ended September 30, 2025, net cash generated from financing activities of RMB43,660,424 (US$6,132,944) consisted of (i) proceed from short-term bank borrowings of RMB10,000,000 (US$1,404,692); and (ii) loan from other payables — related parties of RMB51,942,800 (US$7,296,362); (iii) proceeds from initial public offering of RMB108,187,500 (US$15,197,008), the effects of which were partially offset by (i) repayment of short-term bank borrowings of RMB10,000,000 (US$1,404,692); (ii) repayment to other payables — related parties of RMB85,409,564 (US$11,997,410); and (iii) offering cost paid of RMB31,060,312 (US$4,363,016).

Capital Expenditures

No capital expenditures were incurred for the years ended September 2023, 2024 and 2025, respectively.

Contractual Obligations

The following table summarized our contractual obligations as of September 30, 2025:

	Payment due by period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	RMB	RMB	RMB	RMB	RMB
Contractual Obligations:
Operating lease obligation	384,263	96,066	—	—	480,329
Total contractual obligations	384,263	96,066	—	—	480,329

	Payment due by period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$
Contractual Obligations:
Operating lease obligation	53,977	13,494	—	—	67,471
Total contractual obligations	53,977	13,494	—	—	67,471

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth information regarding our executive officers and directors as of the date of this Annual Report on form 20-F.

Name	Age	Position
Pijun Liu	43	Director, Chief Executive Officer, and Chairman
Hongli Yang	30	Chief Financial Officer
Xianzhi Liu	28	Independent Director
Jifeng Gao	50	Independent Director
Qingxian Liu	28	Independent Director

Below is a summary of the business experience of each our executive officers and directors:

Pijun Liu is our Chairman of the Board, Chief Executive Officer, and a Executive Director of the Board., Mr. Pijun Liu, male, born in 1982, holds Chinese nationality. He graduated from Wuhan University of Technology with a bachelor’s degree and earned a master’s degree in Computer and Information Technology from the University of Arizona in the United States. From 2018 to 2020, he pursued postgraduate studies at the School of Finance, Renmin University of China, and later attended the EMBA program at Tsinghua Five College of Economics and Management. From 2004 to 2007, served as a project manager at ELong.com. From 2014 to 2023, served as the founder and CEO of Yueshang Group, receiving investments.We believe Mr. Liu’s extensive experience qualifies him to serve as our Chairman of the Board, Chief Executive Officer, and Executive Director.

Hongli Yang is our Chief Financial Officer. Ms. Hongli Yang, female, was born in 1995 and holds Chinese nationality. She graduated from Xiangtan University, majoring in Financial Management, and obtained a bachelor’s degree. Since 2021, she has successively served as the Chief Financial Officer at Softcom Information Technology (Group) Co., Ltd., Beijing Sinobo Information Technology Co., Ltd., and Huibo Cloud Communication Technology Co., Ltd. In these positions, she has comprehensively coordinated the management work of the finance department.We believe Ms. Hongli Yang’s extensive experience qualifies her to serve as our Chief Financial Officer.

Xianzhi Liu is our Independent Director. Mr. Xianzhi Liu, male, born in 1997, is a Chinese national with no permanent residence abroad. He graduated from North University of China with a bachelor’s degree in Electronic Science and Technology and from the University of Leeds with a master’s degree in Mechatronics and Robotics. In 2022, he worked at JD.com, Inc. From 2023 to 2024, he was employed at Beijing New Oriental Education Consulting Co., Ltd. Since 2025, he has been working at New Channel (Zhejiang Headquarters). We believe Mr. Liu’s extensive experience qualifies him to serve as our Independent Director.

Jifeng Gao is our Independent Director. Mr. Jifeng Gao, male, was born in 1975 and holds Chinese nationality. Mr. Gao is an expert in supply chain management, currently serving as Supply Chain Director at Zhumuluozhuo (Beijing) Technology Co., Ltd. since 2022. Prior to this, he held the same role at Tianjin Jinjin Youwei International Travel Service Co., Ltd. from 2019 to 2022. We believe Mr. Gao’s extensive experience qualifies him to serve as our Independent Director.

Qingxian Liu is our Independent Director. Mr. Qingxian Liu, male, was born in 1997 and holds Chinese nationality. Mr. Liu has experience in design leadership, currently serving as Design Director at Jingce Cultural Creativity (Beijing) Technology Development Co., Ltd. Previously, he was the Design Manager at Jinghuiyuan (Beijing) Enterprise Management Co., Ltd. from 2021 to 2024. We believe Mr. Liu’s extensive experience qualifies him to serve as our Independent Director.

B. Compensation.

Compensation of Directors and Senior Management

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate, basis. For the years ended September 30, 2024 and 2023, we paid an aggregate compensation of RMB2,515,728 and RMB846,300, respectively, to our executive officers and directors. We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Our PRC subsidiary New Brand is required by law to make contributions equal to certain percentage of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and housing provident fund.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. Termination of employment without cause varies between 3 months’ advance written notice to 12 months’ advance written notice. Each executive officer may resign at any time.

Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential or proprietary information or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Each executive officer has also agreed to disclose in confidence to us all inventions, designs and trade secrets which he conceives, develops or reduces to practice during his employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of the employment and for one year following the last date of employment. Specifically, each executive officer has agreed not to: (i) engage or assist others in engaging in any business or enterprise that is competitive with our business, (ii) solicit, divert or take away the business of our clients, customers or business partners, or (iii) solicit, induce or attempt to induce any employee or independent contractor to terminate his or her employment or engagement with us. The employment agreements also contain other customary terms and provisions.

We have also entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement.

Each of our executive’s employment agreements are filed as an exhibit in this Annual Report on Form 20-F.

Equity Incentive Plans

2025 Share Incentive Plan

The Company approved the 2025 Stock Incentive Plan on October 17, 2025, which we refer to as the Plan in this Report, to attract and retain the best available personnel, to provide additional incentives to Employees, Directors and Consultants and to promote the success of the Company’s and the Related Entities’ business

The maximum aggregate number of Shares that may be issued pursuant to all Awards is 4,050,000 Shares (proportionally adjusted to reflect any share dividends, share splits, or similar transactions).

The following paragraphs summarize the principal terms of the Plan.

Types of Awards. The Administrator is authorized under this Plan to award any type of arrangement to an Employee, Director or Consultant that is not inconsistent with the provisions of this Plan and that by its terms involves or might involve (i) the issuance of an Option or any other similar right with a fixed or variable price of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions; or (ii) the issuance of Shares directly, either through immediate purchase of such Shares or as a bonus.

Plan Administration. The Plan shall be administered by the Administrator. The Administrator may authorize one or more officers or directors of the Company to grant such Awards and may limit such authority as the Administrator determines from time to time.

Eligibility. Awards may be granted to Employees, Directors and Consultants. An Employee, Director or Consultant who has been granted an Award may, if otherwise eligible, be granted additional Awards.

Vesting Schedule. The Awards to be issued to any Grantee at such time prior to the Registration Date shall be subject to the vesting schedule as specified in the Award Agreement of such Grantee. The Administrator shall have the right to adjust the vesting schedule of the Awards granted to the Grantees.

Exercise of Awards. In general, any Award granted shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of this Plan and specified in an Award Agreement. Any Award granted thereunder that has been vested may be exercised only during an Exercise Window.

Effective Date and Term of Plan. The Plan shall become effective upon its adoption by the Board or the Company’s shareholders or as otherwise specified by the Board or the Company’s shareholders when adopting this Plan. This Plan shall continue in effect for a term of ten (10) years after the date of adoption, unless sooner terminated. Subject to Applicable Laws, Awards may be granted under this Plan upon its becoming effective.

Outstanding Equity Awards at Fiscal Year-End

As of September 30, 2025 and 2024, we had no outstanding equity awards.

C. Board Practices

Composition of our Board of Directors

Our board of directors consists of four directors. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors.

Our board of directors currently consists of four directors. Our board of directors has determined that each of Mr. Xianzhi Liu, Mr. Jifeng Gao and Mr. Qingxian Liu is an “independent director” as defined under the  Nasdaq rules. Our board of directors is composed of a majority of independent directors.

A director is not required to hold any of our shares to qualify to serve as a director.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.

Our audit committee consists of our three independent directors and is chaired by Mr. Qingxian Liu. We have determined that satisfy the requirements of Section 303A of the Corporate Governance Rules/ Rule 5605(c)(2) of the Listing Rules of the NASDAQ and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

●	establishing and overseeing procedures for the handling of complaints and whistleblowing; and

●	meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee.

Our compensation committee consists of our three independent directors and is chaired by Mr. Jifeng Gao. We have determined that satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the NASDAQ. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;

●	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

●	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

●	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

●	reviewing executive officer and director indemnification and insurance matters; and

●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers.

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee consists of our three independent directors, and is chaired by Mr. Xianzhi Liu. We have determined that satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the NASDAQ. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or NASDAQ rules, or otherwise considered desirable and appropriate;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

●	evaluating the performance and effectiveness of the board as a whole.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Duties of Directors

Under Cayman Islands law, our board of directors has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Act imposes a number of statutory duties on a director. Under Cayman Islands law, directors owe the following fiduciary duties: (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

D. Employees

As of September 30, 2025, we had 7 full-time employees. There were 7 employees in the in China.

E. Share Ownership

See “Item 7.A. Major Shareholders and Related Party Transactions – Major Shareholders.” Our employees are eligible to own shares of the company through a warrant incentive plan. For information on the plan, see “Item 6.B. Compensation—Equity Incentive Plan.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table presents information, as of the date of this report, regarding the beneficial ownership of our ordinary shares by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our directors and members of our executive management individually; and

●	each of our directors and members of our executive management as a group.

The number of ordinary shares beneficially owned by each entity, person, and member of our board of directors or members of our executive management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of the date of this report through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of outstanding ordinary shares is computed on the basis of 24,550,000 ordinary shares outstanding as of the date of this report. Ordinary shares that a person has the right to acquire within 60 days of the date of this report are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of our board of directors or executive management as a group. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Names of beneficial owners	Number of ordinary shares	Percentage of class (%)

Pijun Liu	-	-

Hongli Yang	-	-

Xianzhi Liu	-	-

Jifeng Gao	-	-

Qingxian Liu	-	-

All officers and directors as a group (six (65) persons)	-	-

5% or greater shareholders
Ms. Yuk Yin Judy Li(1)(2)	13,611,800	55.45%
Mr. Sek Yan Ko(1)(2)	13,611,800	55.45%
Keystone Holdings Limited(3)	13,611,800	55.45%
Meridian Group Holdings Limited(4)	13,611,800	55.45%
Action Holdings Limited(5)	13,611,800	55.45%

As of the date of this Report, none of our outstanding Shares are held by record holders in the United States.

(1)	Except as otherwise indicated below, the business address for our directors and executive officers is at 22/F, China United Plaza, 1008, Tai Nan West Street, Cheung Sha Wan, Kowloon, Hong Kong.

(2)	Mr. Sek Yan Ko and Ms. Yuk Yin Judy Li, co-founders of our company, each owns 50% and 50% of the equity interests in Keystone Holdings Limited and are the company’s only two directors. Ms. Li is the spouse of Mr. Ko.

(3)	Keystone Holdings Limited is controlled by Mr. Ko and Ms. Li. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, each of Mr. Ko and Ms. Li may be deemed to have voting and investment power with respect to the 62,643 shares held by Keystone Holdings Limited. The registered address of Keystone Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II Road Town, Tortola, VG1110, British Virgin Islands.

(4)	Meridian Group Holdings Limited is controlled by Keystone Holdings Limited and indirectly controlled by Mr. Ko and Ms. Li. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Keystone Holdings Limited may be deemed to beneficially own all of the shares held by Meridian Group Holdings. The registered address of Meridian Group Holdings Limited is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

(5)	Action Holdings Limited is controlled by Meridian Group Holdings Limited and indirectly controlled by Keystone Holdings Limited. The registered address of Action Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

B. Related Party Transactions

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, to which we were or will be a party and in which the other parties included or will include our directors, director nominees, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of any of the foregoing persons.

(1)	Related parties’ relationships

Name of Related Party	Relationship to the Company
Action Holdings Limited	Immediate holding company of Majestic
Easy Rich Industries (Shanghai) Limited (“Easy Rich SH”)	Common controlled by Mr. Ko and Ms. Li
Ms. Li	Controlling Shareholder
Meridian Industries Limited (”MIL”)	Common controlled by Mr. Ko and Ms. Li
Meridian Group Holdings Limited	An intermediate holding company of Majestic
Wisewing International Ltd (“Wisewing”)	Controlled by Mr. Ko
Meridian (Shenzhen) Holdings Co., Ltd. (“MDSZ”)	Controlled by Mr. Ko
Leisure Bright Trading Limited (“Leisure bright”)	Ms. Li is the sole shareholder
Mr. Ko	Controlling Shareholder

(2)	Balances with related parties

Other receivables — related parties consist of the following:

	As of September 30,
	2024	2025	2025
	RMB	RMB	US$
Action Holdings Limited	7,299	—	—
Total	7,299	—	—

Other payables — related parties consist of the following:

	As of September 30,
	2024	2025	2025
	RMB	RMB	US$
Ms. Li	11,777,000	1,363,693	191,557
Meridian Industries Limited (”MIL”)	19,413,537	897,914	126,129
Meridian Group Holdings Limited	705,205	-	-
Wisewing International Ltd (“Wisewing”)	284,430	672,476	94,462
Easy Rich Industries (Shanghai) Limited (“Easy Rich SH”)	. 1,690,374	-	-
Meridian (Shenzhen) Holdings Co., Ltd. (“MDSZ”)	1,690,000	-	-
Total	35,560,546	2,934,083	412,148

The amount due to Ms. Li is unsecured, interest free with no specific repayment terms. The amount is of non-trade nature.

The amounts due from (to) Action Holdings, Ms. Li and Wisewing are unsecured, interest free with no specific repayment terms. The amounts are of non-trade nature.

We rented an office premises in Hong Kong from Wisewing International Ltd respectively. The amounts due to Wisewing International Ltd principally represent rental payable.

(2)	Related parties’ transactions

In addition to the related party balances above and the guarantees and pledge of assets referred to in note 9, we have the following related party transaction representing rental expense paid to:

	As of September 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Leisure Bright	384,345	128,115	—	—
Wisewing International Ltd	—	290,074	388,909	54,630

Our board of directors has created an audit committee in connection with this offering which will be tasked with review and approval of all related party transactions.

C. Interests of experts and counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements” for a list of all financial statements filed as part of this Annual Report on Form 20-F.

Legal Matters

On September 30, 2021, we filed a civil complaint in the Shanghai Songjiang District People’s Court against our former customer Tianjin Xinfa Knitting Products Co., Ltd., seeking damages of RMB 11,521,595.75 for the unpaid services we rendered pursuant to its orders. On October 22, 2021, the court issued a summon requiring the parties to appear before the court on December 9, 2021. On November 8, 2021, we obtained a property preservation order from the court over Tianjin Xinfa Knitting Products Co., Ltd which prevents them from disposal of or transfer of their bank assets. The court issued a civil mediation on August 26, 2022, which has taken legal effect. Since Tianjin Xinfa Knitting Products Co., Ltd. did not fulfill the obligations determined by the effective legal documents, we applied to the court for enforcement on October 24, 2022. During the execution, the court withheld the deposit of RMB 216,867 from Tianjin Xinfa Knitting Products Co., Ltd., apart from that, no other property in the name of the executor was found available for execution. The court has listed Tianjin Xinfa Knitting Products Co., Ltd. as defaulted execute, and issued a consumption restriction order against its legal representative. On February 15, 2023, the court ruled to terminate the execution procedure, and the executor has the obligation to continue to perform its debts to us. If we find that the executor has property available for execution, we can apply to the court to resume execution. The application for resumption of execution is not subject to the limitation period for application for execution.

From time to time, we may become involved in legal proceedings arising in the ordinary course of business. Other than the civil proceeding mentioned above, we are not involved in any litigation, arbitration or claim of material importance, nor any material impact non-compliance incidents or systemic non-complianceincidents in respect of applicable laws and regulations.

Dividend Policy

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Our board of directors has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

As required under the PRC Enterprise Income Tax Law, the dividends paid by New Brand to Multi Ridge were subject to a withholding tax rate of 10%. On December 13, 2022, New Brand declared and paid dividends in the amount of RMB6,308,093, as net of withholding PRC tax, to Multi Ridge. On May 4, 2023, New Brand declared and paid dividends in the amount of RMB3,882,068, as net of withholding PRC tax, to Multi Ridge. On December 14, 2022, Multi Ridge declared and paid dividends in the amount of HKD6,400,000. On May 5, 2023, Multi Ridge declared and paid dividends in the amount of HKD3,900,000. Historical dividend distributions are not indicative of our future distribution policy and we give no assurance that dividends of similar amounts or at similar rates will be paid in the future.

Current PRC regulations permit New Brand to pay dividend to Multi Ridge only out of its accumulated profits which is determined in accordance with Chinese accounting standards and regulations. New Brand is required to set aside at least 10% of its after-tax profits as the statutory common reserve fund until the cumulative amount of the statutory common reserve fund reaches 50% or more of its registered capital, if any, to fund its statutory common reserves, which are not available for distribution as cash dividends. A PRC company is also not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

Our PRC subsidiary New Brand generates substantially all of its revenue in RMB, which is, in general, freely convertible into other currencies. However, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their RMB revenues to pay dividends to us. In addition, under the PRC Enterprise Income Tax Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in China company. Our current PRC subsidiary is wholly-owned by our Hong Kong subsidiary, Multi Ridge. Accordingly, Multi Ridge may qualify for a 5% tax rate in respect of distributions from its PRC subsidiary.

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, as defined in the relevant PRC laws and regulations, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE or its local branches. However, where RMB is to be converted into foreign currency and remitted out of the PRC to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or their authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. To the extent that the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by PASW’s subsidiaries to us, and such other factors as our board of directors may deem relevant.

Under Cayman Islands law, our board of directors may authorize payment of a dividend to shareholders at such time and of such an amount out of profits or our share premium account, if shares have been issued at a premium. No dividend may be paid out of our share premium account unless immediately following the payment we are able to pay its debts as they fall due in the ordinary course of business. Subject to compliance with applicable solvency requirements, there is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us by dividend.

As we are a holding company, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our PRC subsidiary New Brand.

Cash dividends, if any, on our Shares will be paid in U.S. dollars.

As an exempted company, we are not subject to any income, withholding or capital gains taxes in the Cayman Islands. Our shareholders will not be subject to any income, withholding or capital gains taxes in the Cayman Islands with respect to their shares and dividends received on those shares, nor will they be subject to any estate or inheritance taxes in the Cayman Islands.

B. Significant Changes.

See “Note 16 - Subsequent Events” to our consolidated financial statements included in this Annual Report on Form 20-F beginning on page F-1 for a discussion of significant events that have occurred since September 30, 2025.

Item 9. The Offer and Listing.

A. Offer and listing details.

ordinary shares

Our ordinary shares have been trading on the Nasdaq under the symbol “MJID.” since July 18, 2025, and under the symbol “PASW” since September 30, 2025.

B. Plan of distribution.

Not applicable.

C. Markets.

See “—Offer and Listing Details” above.

D. Selling shareholders

Not applicable.

E. Dilution.

Not applicable

F. Expenses of the issue.

Not applicable.

Item 10. Additional Information

A. Share capital.

Not applicable.

B. Memorandum and articles of association.

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by:

●	Our Memorandum and Articles of Association;

●	The Cayman Companies Act; and

●	Common law of the Cayman Islands.

Our authorized share capital is US$ 50,000 divided into 800,000,000 Ordinary Shares of $0.0000625 par value each.

We have included summaries of certain material provisions of our amended and restated memorandum and articles of association (the Memorandum and Articles, respectively) and the Cayman Companies Act insofar as they relate to the material terms of our share capital. The summaries do not purport to be complete and are qualified in their entirety by reference to our Memorandum and Articles, which is filed as Exhibit 1.1 to this annual report.

Objects of Our Company. Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our amended memorandum and restated articles of association provide that the directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or the credit standing in our company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights. Holders of our shares shall be entitled to one vote per share. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands). A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total shares that are present in person or by proxy at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares cast at a meeting, while a special resolution requires the affirmative vote of at least two-thirds of such members, as being entitled to do so, vote in person or by proxy at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association. Holders of the shares may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least five clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the votes attaching to all of our shares in issue and entitled to vote.

The Cayman Companies Act provides shareholders with only limited rights to requisition a general meeting, and it does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that upon the written requisition of one or more shareholders who together hold at least ten percent of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or any other form prescribed by the applicable stock exchange or in any other form approved by our board of directors.

Where the Ordinary Shares in question are not listed on or subject to the rules of any stock exchange, our board of directors may, in its absolute discretion, decline to register any transfer of any share that is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 days in any year.

Liquidation. On the winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase, and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. We may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. We may make a payment in respect of the redemption or purchase of its own shares in any manner authorised by the Cayman Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares. In addition, under the Cayman Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our amended and restated memorandum of association authorizes our board of directors to issue additional shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Inspection of Books and Records. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our corporate records (except for the memorandum and articles of association of our company, any special resolutions passed by our company and the register of mortgages and charges of our company). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay, or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	is prohibited from making any invitation to the public in the Cayman Islands to subscribe for any of its securities;

●	may not issue negotiable or bearer shares but may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C. Material contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange controls.

There are no government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us and our wholly-owned subsidiary, except or otherwise as set forth under “Item 10. Additional Information—E. Taxation” and “Item 3. Key Information Risk Factors – D. Risk Factors – Risks Related to Doing Business in China and Hong Kong - Restrictions on currency exchange may limit our ability to utilize our revenues effectively”.

E. Taxation.

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our ordinary shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our ordinary shares pursuant to the Company’s IPO and hold such ordinary shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold our ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our ordinary shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our ordinary shares who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the U.S. federal income tax consequences relating to an investment in such ordinary shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our ordinary shares.

Persons considering an investment in our ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our ordinary shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (i) at least 75% of its gross income is “passive income”, or the PFIC income test, or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, or the PFIC asset test. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not presently expect to be a PFIC for our current taxable year or the foreseeable future. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our ordinary shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our ordinary shares, and (ii) any gain recognized on a sale, exchange or other disposition, including a pledge, of our ordinary shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our ordinary shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our ordinary shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such ordinary shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our ordinary shares. If the election is made, the U.S. Holder will be deemed to sell our ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s ordinary shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-United States subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. However, non-United States subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-United States subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our ordinary shares if a valid “mark-to-market” election is made by the U.S. Holder for our ordinary shares. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of our ordinary shares held at the end of such taxable year over the adjusted tax basis of such ordinary shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our ordinary shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our ordinary shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the ordinary shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least fifteen (15) days during each calendar quarter.

Our ordinary shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the ordinary shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the ordinary shares.

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. There are currently no Cayman Islands’ taxes or duties of any nature on gains realized on a sale, exchange, conversion, transfer or redemption of the ordinary shares. Payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the ordinary shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax as the Cayman Islands currently have no form of income or corporation taxes.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares of a PFIC.

Distributions

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to our ordinary shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ordinary shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s ordinary shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received’’ deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation’’ to certain non-corporate U.S. Holders may be are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than sixty (60) days of ownership, without protection from the risk of loss, during the 121-day period beginning sixty (60) days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “— Passive Foreign Investment Company Consequences’’), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in Cayman Islands dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on ordinary shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our ordinary shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,’’ a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our ordinary shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the ordinary shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the ordinary shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our ordinary shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our ordinary shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our ordinary shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our ordinary shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our ordinary shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our ordinary shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

YOU ARE URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any ordinary shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

British Virgin Islands Taxation

There is no withholding tax, capital gains tax, capital transfer tax, estate duty, inheritance tax, succession tax or gift tax in the British Virgin Islands and any dividends, interest, rents, royalties, compensations and other amounts paid by our subsidiary in the British Virgin Islands are exempt from any taxation in the British Virgin Islands imposed under the British Virgin Islands Income Tax Ordinance (Cap 206) provided that they do not relate to real estate in the BVI.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no foreign exchange controls or foreign exchange regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. You may read and copy this annual report, including the related exhibits and schedules, and any document we file with the SEC at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and submit to the SEC, on a Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year within 60 days after the end of each such quarter, or such applicable time as required by the SEC.

We maintain a corporate website at newbrandcashmere.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 20-F. We have included our website address in this Annual Report on Form 20-F solely as an inactive textual reference.

I. Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Interest Rate Risk

We do not anticipate undertaking any significant long-term borrowings. At present, our investments consist primarily of cash and cash equivalents. We may invest in investment-grade marketable securities with maturities of up to three years, including commercial paper, money market funds, and government/non-government debt securities. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments, if any. We manage this exposure by performing ongoing evaluations of our investments. Due to the short-term maturities, if any, of our investments to date, their carrying value has always approximated their fair value. If we decide to invest in investments other than cash and cash equivalents, it will be our policy to hold such investments to maturity in order to limit our exposure to interest rate fluctuations.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S dollar, our functional and reporting currency, mainly against the GBP and the Euro. Although the U.S dollar is our functional currency, a portion of our expenses are denominated in GBP, Renminbi and Euro and currently all of our revenues are denominated in dollars. We do not anticipate that a sizable portion of our expenses will be denominated in currencies other than the U.S dollar. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Item 12. Description of Securities Other than Equity Securities.

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Not applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-282499) for our initial public offering, which was declared effective by the SEC on June 30, 2025. On July 18, 2025, the Company completed its IPO of 2,500,000 shares of common stock at a price to the public of $6.00 per share for $15 million. The net proceeds raised from the initial public offering were $11,108,224.38 after deducting underwriting discounts and the offering expenses payable by us.

The Company filed resale F-1 on July 21, 2025 to register the resale of 1,700,000 ordinary shares (File Number 333-282499) offered by certain selling shareholders. The Company did not receive any proceeds from the sale of ordinary shares by the selling shareholder.

As of September 30, 2025, we had used $6,008,518 in operating activities. The proceeds were primarily used for business development activities, general and administrative costs and repayment to related parties.

Item 15. Controls and Procedures.

Disclosure controls and procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of September 30, 2025. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures as of September 30, 2025 were not effective due to the control deficiency in internal control over financial reporting described below.

Management’s annual report on internal control over financial reporting

Disclosure controls and procedures (as defined in Exchange Act Rule 15d-15(e)) are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this report, is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company has determined that it is too small to effectively assess our internal control over financial reporting as of September 30, 2025, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

There has been no change in the Company’s internal control over financial reporting during the year ended September 30, 2025 that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action and implementing additional improvements as necessary.

Attestation Report of Registered Public Accounting Firm

Not applicable.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting, other than as described above, that occurred during the year ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

Our Board of Directors has determined that Jifeng Gao, Qingxian Liu, and Qingxian Liu arethe audit committee financial experts, as defined by applicable SEC regulations. Each audit committee member qualified as an “independent director,” as that term is defined under Nasdaq rules.

Item 16B. Code of Ethics.

We have adopted a code of ethics, referred to as a Code of Business Conduct, applicable to our directors, officers and all other employees. Our code of ethics is publicly available on our website at www.viraxbiolabs.com. If we make any amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, which applies to our chief executive officer, chief financial officer, or persons performing similar functions, we will disclose the nature of such amendment or waiver on our website.

Item 16C. Principal Accountant Fees and Services.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	For the Year Ended September,
	2025	2024
Services Rendered
Audit	$138,000	$150,000
Audit related services	20,000	-

Total	$158,000	$150,000

1. Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

2. Audit related services consist of services that were reasonably related to the performance of the audit or reviews of our financial statements and not included under “Audit Fees” above, including, principally, providing consents for registration statement filings.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee’s specific responsibilities in carrying out its oversight of the quality and integrity of the accounting, auditing and reporting practices of us include the approval of audit and non-audit services to be provided by the external auditor. The audit committee approves in advance the particular services or categories of services to be provided to us during the following yearly period and also sets forth a specific budget for such audit and non-audit services. Additional non-audit services may be pre-approved by the audit committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

[Not applicable]

Item 16G. Corporate Governance.

We are a foreign private issuer whose ordinary shares are listed on the Nasdaq. As such, we are required to comply with U.S. federal securities laws, including the Sarbanes-Oxley Act, and the Nasdaq rules, including the Nasdaq corporate governance requirements. The Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC.

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

ITEM 16J. Insider Trading Policy

The Company has adopted the insider trading policy and procedures governing the purchase, sale, and other dispositions of its securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any Nasdaq rules applicable to the registrant upon its IPO in 2025.

ITEM 16K. Cybersecurity

We recognize the importance of assessing, identifying and managing material risks associated with cybersecurity threats. These risks include, among other things: operational risks, intellectual property theft, fraud, extortion, harm to employees or customers and violation of data privacy and security laws.

We maintain various cybersecurity measures and protocols to safeguard our systems and data and continuously monitor and assess potential threats to pre-emptively address any emerging cyber risks. We have implemented various processes for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. These processes include access controls to organizational systems, data encryption, cybersecurity training and security awareness campaigns through direct mail, and are designed to systematically evaluate potential vulnerabilities and cybersecurity threats and minimize their potential impact on our organization’s operations, assets, and stakeholders. Our cybersecurity risk management processes share common methodologies, reporting channels and governance processes with our broader risk management processes. By embedding cybersecurity risk management into and aligning it with our broader risk management processes, we aim to ensure a comprehensive and proactive approach to safeguarding our assets and operations.

We engage assessors, consultants, auditors, and other third-party specialists to enhance the effectiveness of our cybersecurity processes, augment our internal capabilities, validate our controls, and stay abreast of evolving cybersecurity risks and best practices.

For the fiscal year ended September 30, 2025, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Responsibility for overseeing cybersecurity risks is integrated into our internal cybersecurity committee (the “Cybersecurity Committee”), which includes our key executives. We also utilize third-party service providers who are responsible for monitoring, detecting and assessing cybersecurity risks and incidents. These third-party service providers are also used for certain IT-related services, where appropriate, to assess, test or otherwise assist with aspects of our security controls. Accordingly, we also implement processes to oversee and identify material cybersecurity risks associated with our utilization of third-party service providers on whom we have a material dependency, such as conducting due diligence assessments to evaluate their cybersecurity measures, data protection practices, and compliance with relevant regulatory requirements.

Our third-party service providers currently comprises senior IT professionals with expertise in risk management, cybersecurity, and information technology. These individuals have, and any future individuals are expected to have credentials relevant to their role, which includes prior experience working in similar roles and formal education. The third-party service providers are also expected to keep abreast of cybersecurity best practices and procedures. The third-party service providers are responsible for assessing, identifying and mitigating material cybersecurity risks, including at a strategic level, monitoring for, defending against and remediating cybersecurity incidents and implementing and making improvements to our overall cybersecurity strategy.

As we do not have a dedicated board committee solely focused on cybersecurity, our full board oversees the implementation of our cybersecurity strategy, as well as cybersecurity risks, with the aim of protecting our interests and assets. Our cybersecurity strategy was developed by our Cybersecurity Committee, the third-party service providers and approved by senior management. The board receives periodic reports and presentations on cybersecurity risks from the Cybersecurity Committee, including incidents or breaches (if any), vulnerabilities, mitigation strategies and the overall effectiveness of our cybersecurity program. These reports highlight significant or emerging cybersecurity threats, their potential impact on the organization, ongoing initiatives to mitigate risks and any proposed actions or investments required to enhance our cybersecurity posture.

PART III

Item 17. Financial Statements.

We have responded to Item 18 in lieu of responding to this item.

Item 18. Financial Statements.

Please refer to the financial statements beginning on page F-1.

Item 19. Exhibits.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1**	Amended and Restated Memorandum of Association
1.2**	Amended and Restated Articles of Association
1.3**	Certificate of Incorporation on Change of Name
2.1*	Specimen Certificate for the Shares.
2.2*	Form of Underwriting Agreement.
2.3*	Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital” in the Registrant’s registration statement on Form F-1 (File No. 333-282499)), originally filed with the Securities and Exchange Commission on October 4, 2024, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on July 15, 2025)
4.1*	2025 Stock Incentive Plan
10.1*	English translation of the 2020-2021 order arrangement agreement dated as of October 15, 2020, by and between New Brand and Consinee Woolen Textile Co., Ltd.
10.2*	English translation of the 2021 order arrangement agreement dated as of February 5, 2021, by and between New Brand and Consinee Woolen Textile Co., Ltd.
10.3*	English translation of the 2022 order arrangement agreement dated as of July 25, 2022, by and between New Brand and Consinee Woolen Textile Co., Ltd.
10.4*	English translation of the 2020-2021 order arrangement agreement dated as of September, 28 2020, by and between New Brand and Neo-Concept Fashion (ZhongShan) Co., Ltd.
10.5*	English translation of the 2021 order arrangement agreement dated as of June 20, 2021, by and between New Brand and Neo-Concept Fashion (ZhongShan) Co., Ltd.
10.6*	English translation of the 2022 order arrangement agreement dated as of April 1, 2022, by and between New Brand and Neo-Concept Fashion (ZhongShan) Co., Ltd.
10.7*	English translation of the 2020-2021 order arrangement agreement dated as of November 1, 2020, by and between New Brand and Xinao Textiles Inc.
10.8*	English translation of the 2022 order arrangement agreement dated as of July 11, 2022, by and between New Brand and Ningxia Xinao Cashmere Co. Ltd.

10.9*	English translation of the office lease agreement dated as of February 25, 2020, by and between New Brand and Leisure Bright Trading Limited.
10.10*	English translation of the termination agreement for the office lease agreement dated as of February 25, 2020, by and between New Brand and Leisure Bright Trading Limited.
10.11*	English translation of the office lease agreement dated December 2, 2023, by and between Wisewing and New Brand.
10.12*	English translation of the Warehouse lease agreement dated as of December 1, 2023, by and between New Brand and Neo-Concept Fashion (ZhongShan) Co. Ltd.
10.13*	English translation of the Warehouse lease agreement dated as of December 1, 2022, by and between New Brand and Neo-Concept Fashion (ZhongShan) Co. Ltd.
10.14*	English translation of the warehouse lease agreement dated as of December 1, 2021, by and between New Brand and Neo-Concept Fashion (ZhongShan) Co., Ltd.
10.15*	English translation of the form of director agreement between the registrant and its directors.
10.16*	English translation of the executive officer agreement between the registrant and Suqin Li.
10.17*	English translation of the executive officer agreement between the registrant and Xueyuan Chen.
10.19*	English translation of the form of service agreement between the Company and its non-executive independent directors
10.20*	English translation of the form of the loan agreement by and between New Brand and Ms. Yuk Yin Judy Li.
10.21*	English translation of the loan agreement between Easy Rich Industries (Shanghai) and New Brand.
10.22*	English translation of the loan agreement between Meridian Industries Limited and New Brand.
12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
21.1*	List of subsidiaries of the Company.
99.1*	Code of Business Conduct and Ethics.
99.2*	Audit Committee Charter.
99.3*	Nominating Committee Charter.
99.4*	Compensation Committee Charter.
99.5*	Insider Trading Policy
99.6**	Whistleblower Policy
99.7**	Clawback Policy

*	Previously Filed.

**	Filed Herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

PING AN BIOMEDICAL CO., LTD.

/s/ Pijun Liu
Pijun Liu
Chairman and Chief Executive Officer

January 30, 2026

PING AN BIOMEDICAL CO., LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	the Board of Directors and Shareholders of Ping An Biomedical Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ping An Biomedical Co., Ltd. (the “Company”) as of September 30, 2025 and 2024 and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended September 30, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.
WWC, P.C.
Certified Public Accountants
PCAOB ID: 1171

We have served as the Company’s auditor since 2021

San Mateo, California
 January 30, 2026

PING AN BIOMEDICAL CO., LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
CURRENT ASSETS
Cash and bank balances	130,923	1,172,480	164,697
Restricted cash	-	35,523,810	4,990,000
Accounts receivable, net	40,441,296	16,930,876	2,378,266
Deposits, prepayments and other receivables	12,603,304	9,628,377	1,352,490
Other receivables – related parties	7,299	-	-
Inventories	127,296	441,904	62,074
Total current assets	53,310,118	63,697,447	8,947,527

NON-CURRENT ASSETS
Property and equipment, net	5,585	-	-
Right-of-use assets	811,819	467,577	65,680
Deferred tax assets, net	2,722,233	4,249,503	596,924
Total non-current assets	3,539,637	4,717,080	662,604
Total assets	56,849,755	68,414,527	9,610,131

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES
Short-term bank borrowings	10,000,000	10,000,000	1,404,692
Accounts payable	15,055,820	9,413,410	1,322,294
Accruals and other payables	607,954	287,674	40,409
Other payables – related parties	35,560,546	2,934,083	412,148
Contract liabilities	1,673,479	69,776	9,801
Lease liabilities	350,366	371,879	52,238
Tax payable	328,318	-	-
Total current liabilities	63,576,483	23,076,822	3,241,582

NON-CURRENT LIABILITIES
Lease liabilities	461,453	95,698	13,443
Total non-current liabilities	461,453	95,698	13,443
Total liabilities	64,037,936	23,172,520	3,255,025

COMMITMENTS AND CONTINGENCIES	—	—	—

SHAREHOLDERS’ DEFICIT
Ordinary shares: US$0.0000625 par value, 800,000,000 shares authorized as of September 30, 2024 and 2025, 18,000,000 shares and 20,500,000 shares issued and outstanding as of September 30, 2024 and 2025, respectively*	7,272	8,399	1,180
Additional paid in capital	-	66,212,597	9,300,828
Statutory reserves	1,679,428	1,679,428	235,908
Accumulated other comprehensive loss	(656,670)	(1,611,000)	(226,297)
Accumulated deficit	(8,218,211)	(21,047,417)	(2,956,513)
Total shareholders’ (deficit) equity	(7,188,181)	45,242,007	6,355,106
Total liabilities and shareholders’ (deficit) equity	56,849,755	68,414,527	9,610,131

*	Giving retroactive effect to the 112,500 for 1 stock split effected on November 3, 2022 and 1-to-1.6 stock split effected on July 3, 2023

The accompanying notes are an integral part of these consolidated financial statements.

PING AN BIOMEDICAL CO., LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended September 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Revenue	82,563,751	87,622,395	34,147,936	4,796,732
Cost of revenue	(78,323,583)	(82,205,508)	(33,198,431)	(4,663,356)
Gross profit	4,240,168	5,416,887	949,505	133,376
Selling and marketing expenses	(332,508)	(306,582)	(299,959)	(42,135)
General and administrative expenses	(3,265,341)	(4,992,481)	(6,007,792)	(843,909)
Provision for credit losses	(29,838)	(119,863)	(9,343,225)	(1,312,435)
Total operating expenses	(3,627,687)	(5,418,926)	(15,650,976)	(2,198,479)
INCOME (LOSS) FROM OPERATIONS	612,481	(2,039)	(14,701,471)	(2,065,103)

OTHER INCOME (EXPENSES)
Interest income	156,142	2,034	326,349	45,842
Interest expense	(1,740,259)	(705,273)	(307,055)	(43,132)
Other expense	—	(87,873)	(44,584)	(6,263)
Other income, net	1,013,322	110,435	41,966	5,895
Total other expenses, net	(570,795)	(680,677)	16,676	2,342
INCOME (LOSS) BEFORE INCOME TAXES	41,686	(682,716)	(14,684,795)	(2,062,761)

INCOME TAX EXPENSES
Current	(1,043,082)	(593,189)	328,319	46,119
Deferred	7,459	(8,267)	1,527,270	214,534
PROVISION FOR INCOME TAXES	(1,035,623)	(601,456)	1,855,589	260,653

NET LOSS	(993,937)	(1,284,172)	(12,829,206)	(1,802,108)

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	138,529	269,811	(954,330)	(134,054)

TOTAL COMPREHENSIVE LOSS	(855,408)	(1,014,361)	(13,783,536)	(1,936,162)

Weighted average number of ordinary shares:
Basic and diluted*	18,000,000	18,000,000	18,479,452	18,479,452

LOSS PER SHARE – BASIC AND DILUTED*	(0.06)	(0.07)	(0.69)	(0.10)

*	Giving retroactive effect to the 112,500 for 1 stock split effected on November 3, 2022 and 1-to-1.6 stock split effected on July 3, 2023

The accompanying notes are an integral part of these consolidated financial statements.

PING AN BIOMEDICAL CO., LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES OF SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary shares
	No. of Shares*	Par Value	Share subscription receivable	Addition paid-in capital	Statutory Reserve	Accumulated other comprehensive income (loss)	Retained Earnings (accumulated deficit)	Total (Deficit)/ Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
BALANCE, October 1, 2022	18,000,000	7,272	—	—	1,208,899	(1,065,010)	4,448,384	4,599,545
Net loss	—	—	—	—	—	—	(993,937)	(993,937)
Appropriation to statutory reserve	—	—	—	—	430,870	—	(430,870)	—
Dividend distributed	—	—	—	—	—	—	(9,603,730)	(9,603,730)
Foreign currency Translation	—	—	—	—	—	138,529	—	138,529

BALANCE, September 30, 2023	18,000,000	7,272	—	—	1,639,769	(926,481)	(6,580,153)	(5,859,593)
Net loss	—	—	—	—	—	—	(1,284,172)	(1,284,172)
Appropriation to statutory reserve	—	—	—	—	39,659	—	(39,659)	—
Dividend distributed	—	—	—	—	—	—	(314,227)	(314,227)
Foreign currency Translation	—	—	—	—	—	269,811	—	269,811

BALANCE, September 30, 2024	18,000,000	7,272	—	—	1,679,428	(656,670)	(8,218,211)	(7,188,181)
Net loss	—	—	—	—	—	—	(12,829,206)	(12,829,206)
Capital raised from IPO	2,500,000	1,127	—	108,186,373	—	—	—	108,187,500
Offering cost offset	—	—	—	(41,973,776)	—	—	—	(41,973,776)
Foreign currency Translation	—	—	—	—	—	(954,330)	—	(954,330)

BALANCE, September 30, 2025	20,500,000	8,399	—	66,212,597	1,679,428	(1,611,000)	(21,047,417)	45,242,007

BALANCE, September 30, 2025 (US$)		1,180	—	9,300,828	235,908	(226,297)	(2,956,513)	6,355,106

*	Giving retroactive effect to all the 11,250,000 shares issued and outstanding for a share split at a ratio of 1-to-1.6 on July 3, 2023

The accompanying notes are an integral part of these consolidated financial statements.

PING AN BIOMEDICAL CO., LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended September 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net loss	(993,937)	(1,284,172)	(12,829,206)	(1,802,108)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation of plant and equipment	32,756	10,239	5,585	785
Non-cash lease expense	383,994	353,140	359,680	50,524
Provision for credit losses	29,837	124,001	9,343,225	1,312,435
Provision for inventory obsolescence	—	6,135	(6,135)	(862)
Deferred tax expense (benefit)	(7,459)	8,267	(1,527,270)	(214,534)
Changes in operating assets and liabilities
Accounts receivable	9,875,982	6,529,361	14,167,194	1,990,054
Deposits, prepayments and other receivables	(5,941,561)	(1,114,101)	(7,771,106)	(1,091,601)
Due from related party	—	3,690	8,114	1,140
Inventories	1,437,088	3,055,501	(308,473)	(43,331)
Accounts payable	(8,762,971)	5,783,431	(5,642,409)	(792,584)
Accruals and other payables	(930,000)	(252,677)	(324,168)	(45,536)
Contract liabilities	258,679	1,142,153	(1,603,703)	(225,271)
Advance from related parties	—	290,074	388,909	54,630
Repayment of obligation under operating leases	(383,994)	(353,140)	(359,680)	(50,524)
Tax payable	(1,081,250)	328,319	(328,319)	(46,119)
Net cash provided by (used in) operating activities	(6,082,836)	14,630,221	(6,427,762)	(902,902)

Cash flows from investing activities
Purchase of equipment	—	—	—	—
Advances from related parties	16,401,504	15,000,000	—	—
Repayment to related parties	(19,769,074)	—	—	—
Net cash provided by (used in) investing activities	(3,367,570)	15,000,000	—	—

Cash flows from financing activities
Proceed from short-term bank borrowings	42,500,000	15,602,527	10,000,000	1,404,692
Repayment of short-term bank borrowings	(35,500,000)	(48,102,527)	(10,000,000)	(1,404,692)
Loan from other payables – related parties	39,745,446	37,773,507	51,942,800	7,296,362
Repayment to other payables – related parties	(28,267,052)	(35,040,000)	(85,409,564)	(11,997,410)
Proceeds from initial public offering	—	—	108,187,500	15,197,008
Offering cost paid	—	—	(31,060,312)	(4,363,016)
Dividend paid	(9,603,730)	(322,412)	-	-
Net cash provided by (used in) financing activities	8,874,664	(30,088,905)	43,660,424	6,132,944
Net decrease in cash and bank balances	(575,742)	(458,684)	37,232,663	5,230,042
Effect of exchange rate on cash	1,078	(2,267)	(667,295)	(93,736)
Cash and restricted cash at the beginning of the year	1,166,538	591,874	130,923	18,391
Cash and restricted cash at the end of the year	591,874	130,923	36,696,290	5,154,697
Cash balance at the end of the year	591,874	130,923	1,172,480	164,697
Restricted cash balance at the end of the year	—	—	35,523,810	4,990,000

Supplementary cash flow information
Interest paid	(1,950,750)	(705,274)	(310,891)	(43,671)
Income tax paid	(2,124,332)	(220,865)	—	—

Non-cash transaction in investing activities
Right-of-use assets obtained in exchange of lease liabilities	773,786	1,064,128	—	—
Deferred offering cost charged into additional paid in capital	—	—	10,913,464	1,533,005

The accompanying notes are an integral part of these consolidated financial statements.

PING AN BIOMEDICAL CO., LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	organization and principal activities

Ping An Biomedical Co., Ltd. (former name: ” Majestic Ideal Holdings Ltd.”) (“We”, “us”, the “Company”, “MIHL”, or “Majestic”) was incorporated in Cayman Islands on November 3, 2021. Shortly after its incorporation, MIHL incorporated Nifty Holdings Limited (“Nifty”), a British Virgin Islands company, as its wholly-owned subsidiary. MIHL acquired, through Nifty, all the shares in Multi Ridge; in consideration thereof, issued 10,351,125 Shares to Action Holdings Limited, a British Virgin Islands company whose ultimate beneficial owners were our Controlling Shareholders, Mr. Sek Yan Ko and Ms. Yuk Yin Judy Li, as part of the reorganization in contemplation of the proposed listing of MIHL. On the same day, the Company issued 561,375 Shares to Ms. Lok Yi Lui Jeanne and 337,500 Shares to Mr. Kim Sun Chan, respectively, individuals with no affiliation with the Company. On November 10, 2023, Action Holdings Limited transferred 650,000 shares and 600,000 shares to Sonic Motion Limited, a British Virgin Islands Company, and Sonic Flash Limited, a British Virgin Islands Company, respectively, following. Our Controlling Shareholders held their beneficial interest in the Company through Keystone Holdings Limited, a British Virgin Islands company and other intermediate holding companies.

Nifty Holdings Limited (“Nifty Holdings”) was incorporated in the BVI on November 23, 2021. It is a wholly owned subsidiary company of Majestic Ideal and is engaged in investment holding.

Multi Ridge (Asia) Limited (“Multi Ridge”) was incorporated in Hong Kong on October 11, 2013. It was also a wholly-owned subsidiary company of the Action Holding before a group reorganization as detailed below.

上海新骏羊绒服饰有限公司 (New Brand Cashmere Products Co., Ltd) (“New Brand”) was established as a wholly foreign owned entity (“WFOE”) on February 14, 2014 in the People’s Republic of China (the “PRC”). New Brand in principally engaged in trading of yarns and finished garments in the PRC and is a wholly-owned subsidiary company of Multi Ridge.

Pursuant to a group reorganization (the “Group Reorganization”) to rationalize the structure of MIHL and MIHL’s subsidiary companies (herein collectively referred to as the “Group”) in preparation for the listing of our shares, we become the holding company of the Group on November 26, 2021, which involves the interspersion of the Majestic and Nifty Holdings between Action Holdings, the immediate holding company, and Multi Ridge. Upon the Group Reorganization and as at the date of this report, details of the subsidiary companies are as follows:

Name	Background	Ownership
Nifty Holdings	• A BVI company	100% directly owned by Majestic
• Incorporated on November 23, 2021
• A holding company
Multi Ridge	• A Hong Kong company	100% directly owned by Nifty Holdings
• Incorporated on October 11, 2013
• A holding company
New Brand	• A PRC limited liability company and a WFOE	100% directly owned by the Multi Ridge
• Incorporated on February 14, 2014
• Registered capital of $1,230,769 (RMB 8,000,000)
• Engaged in trading of yarns and finished garments

The consolidated statements of income and comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows statements are prepared as if the current group structure had been in existence throughout the year ended September 30, 2025, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period.

In this connection, the consolidated balance sheets as at September 30, 2025 also present the assets and liabilities of the companies now comprising the Group which had been incorporated/established as at the relevant balance sheet date as if the current group structure had been in existence at those dates.

*	for identification purpose only

PING AN BIOMEDICAL CO., LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for information pursuant to the rules and regulations of the Securities and Exchange Commission.

Principles of consolidation

The consolidated financial statements include the financial statements of us and its subsidiaries. All transactions and balances among us and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results and outcomes may differ from management’s estimates and assumptions. In particular, the novel coronavirus (“COVID 19”) pandemic and the resulting adverse impacts to global economic conditions, as well as our operations, may impact future estimates including, but not limited to, useful lives of property and equipment, impairment of long-lived assets, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, deferred taxes, uncertain tax position, going concern. Actual results could differ from these estimates.

Functional currency and foreign currency translation

New Brand uses Renminbi (“RMB”) as its functional and reporting currency. Multi Ridge uses Hong Kong Dollar (“HKD”) as its functional and reporting currency. The functional and reporting currency of MIHL and its subsidiaries incorporated in the BVI is United States dollars (“US$”). The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as other income (loss), net in the consolidated statements of comprehensive loss.

The financial statements of us are translated from the functional currency into RMB. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues and expenses, gains and losses are translated into RMB using the periodic average exchange rate for the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income (loss) in the consolidated statements of comprehensive loss.

PING AN BIOMEDICAL CO., LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices (cont.)

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of income and consolidated statements of cash flows from RMB into US$ as of and for the year ended September 30, 2025, are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = RMB7.1190, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized, or settled into US$ at such rate or at any other rate.

Related parties

We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Accounts receivable, net, and allowance for credit losses

Accounts receivable is recorded at the net valueless estimates for allowance for credit losses. Management regularly reviews outstanding accounts and provides an allowance for credit losses. Many factors are considered in estimating the general allowance, including reviewing delinquent accounts receivable, performing an aging analysis and a customer credit analysis, and analyzing historical bad debt records and current economic trends.

On October 1, 2023, the Company adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost including accounts receivable and other receivable. Results for reporting periods beginning after October 1, 2023 are presented under ASC Topic 326, while prior period amounts continue to be reported in accordance with previously applicable GAAP. No cumulative-effect adjustment to the Company’s equity was required upon adoption. The adoption of ASU 2016-13 did not have a material impact on our financial statements. Upon adoption, the Company recorded a credit loss of RMB119,863 (US$17,080) and RMB9,343,225 (US$1,312,435) for the fiscal year ended September 30, 2024 and 2025, respectively.

Prepayments

Prepayments are cash deposited or advanced to suppliers for future inventory purchases. This amount is refundable and bears no interest. For any advances to suppliers determined by management that such advances will not be in receipts of inventories or refundable, we will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary.

Deposits and other receivables, net

Deposits and other receivables, net primarily include deposits, VAT input, IPO deferred costs and others. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

Inventories

Inventories, which are primarily comprised of merchandizes for sale, are stated at the lower of cost or net realizable value, using the weighted average method. We evaluate the need for reserves associated with obsolete, slow-moving and non-saleable inventory by reviewing net realizable values on a periodic basis. Only defects products can be return to our suppliers.

PING AN BIOMEDICAL CO., LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices (cont.)

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Depreciation method	Estimated useful lives
Computer and office equipment	Straight-line	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. We also re-evaluate the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, representing property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of September 30, 2024 and 2025, no impairment of long-lived assets was recognized.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by us.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3	inputs to the valuation methodology are unobservable and significant to the fair value.

The Company’s financial instruments primarily consist of cash and bank balances, accounts receivable, accounts payable, other payables and accrued liabilities, short-term bank loans.

The carrying value of cash and bank balances, accounts receivable, accounts payable, short-term borrowings and other current assets and liabilities approximate fair value because of the short-term nature of these items. The estimated fair values of short-term bank loans were not materially different from their carrying value as presented due to the short maturities and that the interest rates on the borrowing approximate those that would have been available for loans of similar remaining maturity and risk profile. As the carrying amounts are reasonable estimates of the fair value, these financial instruments are classified within Level 1 of the fair value hierarchy.

PING AN BIOMEDICAL CO., LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices (cont.)

Leases

Before October 1, 2019, we applied ASC Topic 840 (“ASC 840”), Leases, and each lease is classified at the inception date as either a capital lease or an operating lease.

We adopted ASC 842, “Leases” (“ASC 842”) on October 1, 2019, using the modified retrospective transition method through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedient. We categorized leases with contractual terms longer than twelve months as either operating or finance lease.

Operating Right-of-use (“ROU”) assets represent our rights to use underlying assets for the lease terms and lease liabilities represent our obligation to make lease payments arising from the leases. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. If the implicit rate in lease is not readily determinable for our operating leases, we generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. We elected not to separate non-lease components from lease components; therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract for the office leases. Lease payments are fixed.

For operating leases, lease expense is recognized on a straight-line basis in operations over the lease term. For finance leases, lease expense is recognized as depreciation and interest; depreciation on a straight-line basis over the lease term and interest using the effective interest method.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

Statutory reserves

In accordance with the relevant regulations and their articles of association, MIHL’s subsidiaries incorporated in the PRC are required to allocate at least10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until the reserve has reached 50% of the relevant subsidiary’s registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective company. These reserves can only be used for specific purposes and are not transferable to Multi Ridge in the form of loans, advances or cash dividends. For the for the years ended September 30, 2023, 2024 and 2025, appropriations to the general reserve amounted to RMB430,870, RMB39,659 and RMB nil, respectively. No appropriations to the enterprise expansion fund and staff welfare and bonus fund have been made by New Brand.

Revenue recognition

We adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC 606). The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that we (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation.

Our revenues consist of sales of yarns and finished garments to third party customers.

PING AN BIOMEDICAL CO., LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices (cont.)

We recognize sales of yarns and finished garments at the point in time when we have transferred physical possession of the goods to the customer and the customer has accepted the goods. Meanwhile, customer’s acknowledgement of the receipt of goods indicates that control of the goods has been transferred to the customer. Goods are accepted by the customers if we have delivered the correct quantity and the delivered goods are in good quality. Generally, if the customer does not claim and return the goods within 15 days from acknowledgement of receipt, the goods are considered accepted Customer usually pays within 40 days to 90 days. The transaction price is determined and allocated to the product prior to the transfer of the goods to the customer.

We estimate potential returns and records such estimates against its gross revenue to arrive at its reported net sales revenue. We have not experienced any sales returns.

Cost of revenues

Cost of revenues, which are directly related to revenue generating transactions, primarily consists of purchase costs for yarns and finished garments.

Operations and support

Operations and support expenses consist primarily of personnel-related compensation expenses, including salaries and related social insurance costs for our operations and support personnel, office rental and property management fees, professional services fees, depreciation, travelling expenses, office supplies, utilities, communication and expenses related to general operations.

Sales and marketing expenses

Sales and marketing expenses consist primarily of personnel-related compensation expenses, including salaries and related social insurance costs, promotion expenses, and testing fees.

Government grants

Government grants are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of comprehensive income upon receipt and when all conditions attached to the grants are fulfilled. We can get financial support from the Local Government if our tax contributions reach RMB300,000 in a calendar year.

Income taxes

Income taxes are provided in accordance with ASC No. 740, Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry-forwards. Deferred tax expense (benefit) results from the net change during the years of deferred tax assets and liabilities.

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

BVI

Nifty Holdings is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

PING AN BIOMEDICAL CO., LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices (cont.)

Hong Kong

Multi Ridge was incorporated in Hong Kong and is subject to Hong Kong profit tax at a rate of 16.5%. Under Hong Kong tax law, Multi Ridge is exempted from income tax on is foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends.

China

New Brand is governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis

Dividends paid by New Brand to Multi Ridge will be subject to a withholding tax rate of 10%, unless Multi Ridge satisfies all the requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority. If Multi Ridge satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to Multi Ridge would be subject to withholding tax at the standard rate of 5%.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

A tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that the relevant taxing authority that has full knowledge of all relevant information will examine each uncertain tax position. Although we believe the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals.

Value added taxes

The products sold in the PRC are subject to a Chinese value-added tax (“VAT”). Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by our subsidiaries in the PRC have been and remain subject to examination by the tax authorities for five years from the date of filing.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s Chief Operating Decision Maker (“CODM”) is the Chief Executive Officer, who reviews the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment. Substantially all of the Company’s revenues are derived from within the PRC. The Company has determined that it has a single operating segment for purposes of allocating resources and evaluating financial performance; accordingly, the Company does not provide additional segment reporting in these accompanying notes.

PING AN BIOMEDICAL CO., LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices (cont.)

Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity deficit of us during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. is also includes net loss and our currency translation adjustments.

Commitments and Contingencies

In the normal course of business, we are subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. We recognize a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. We may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Earnings per share

We compute earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended September 30, 2023, 2024 and 2025, there were no dilutive shares.

Financial Statement Reclassification

Certain balances in the prior year consolidated financial statements have been reclassified for comparison purposes to conform to the presentation in the current year consolidated financial statements. These reclassifications had no effect on the reported results of operations or financial position.

Recently issued accounting pronouncements

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Company is currently evaluating the impact of the update on the Company’s consolidated financial statements and related disclosures.

PING AN BIOMEDICAL CO., LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices (cont.)

In November 2023, the FASB issued ASU 2023-07, which is an update to Topic 280, Segment Reporting. The amendments in this Update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this update: (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”), (2) Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss, (3) Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods, and (4) Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources, (5) Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and (6) Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280. The amendments in this Update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company is currently evaluating the impact of the update on the Company’s consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact of the update on Company’s consolidated financial statements and related disclosures.

PING AN BIOMEDICAL CO., LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices (cont.)

In November 2024, the FASB issued ASU 2024-03, “Reporting Comprehensive Income — Expense Disaggregation Disclosures”, which focuses on improving the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. In January 6, 2025, the FASB issued ASU 2025-01, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date”, the amendment in this update clarifies the effective date of ASU 2024-03, which is that public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. ASU 2025-03 clarifies the guidance to determine the accounting acquirer in a business combination that is effected primarily by exchanging equity interests, when the legal acquiree is a variable interest entity (“VIE”) that meets the definition of a business. ASU 2025-03 requires entities to consider the same factors in ASC 805, Business Combinations, required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-03 is required to be applied on a prospective basis to any acquisition transaction that occurs after the initial application date. The Company does not expect a material effect on its consolidated financial statements upon adoption.

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company does not expect a material effect on its consolidated financial statements upon adoption.

Except as mentioned above, we do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

PING AN BIOMEDICAL CO., LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Segment information and revenue analysis

We follow ASC 280, Segment Reporting, which requires that companies to disclose segment data based on how management makes decision about allocating resources to each segment and evaluating their performances. We believe that we operate in two business segments which comprised of sales of yarns and sales of finished garments; and we operate in one geographical location China.

Revenues are recognized when control of the goods are transferred to our customers in an amount that reflects the considerations we expect to be entitled to and receive in exchange for good delivered.

We disaggregate our revenue into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Sales revenues comprised the following:

	Years ended September 30,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
Sales of yarns	77,040,009	93%	83,269,024	95%	32,421,473	4,554,217	95%
Sales of finished garments	5,523,742	7%	4,353,371	5%	1,726,463	242,515	5%
	82,563,751	100%	87,622,395	100%	34,147,936	4,796,732	100%

Direct costs comprised the following:

	Years ended September 30,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
Sales of yarns	73,902,110	94%	78,630,523	96%	31,828,375	4,470,905	96%
Sales of finished garments	4,421,473	6%	3,574,985	4%	1,370,056	192,451	4%
	78,323,583	100%	82,205,508	100%	33,198,431	4,663,356	100%

Gross profit comprised the following:

	Years ended September 30,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
Sales of yarns	3,137,899	74%	4,638,501	86%	593,098	83,312	62%
Sales of finished garments	1,102,269	26%	778,386	14%	356,407	50,064	38%
	4,240,168	100%	5,416,887	100%	949,505	133,376	100%

PING AN BIOMEDICAL CO., LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	INVENTORY

Inventory, net comprised the following:

	As of September 30,
	2024	2025	2025
	RMB	RMB	US$
Yarns	133,431	441,904	62,074
Less: provision for inventory obsolescence	(6,135)	-	-
Total	127,296	441,904	62,074

Inventory write-down expense was nil, RMB 6,135 and RMB (6,135) for the for the year ended September, 2023, 2024 and 2025, respectively.

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net comprised the following:

	As of September 30,
	2024	2025	2025
	RMB	RMB	US$
Accounts receivable	51,483,121	32,092,210	4,507,966
Allowance for credit losses	(11,041,825)	(15,161,334)	(2,129,700)
Total	40,441,296	16,930,876	2,378,266

Allowance for credit losses, net consists of the following:

	For the years ended September 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Beginning balance	10,892,125	10,921,962	11,041,825	1,551,036
Allowance for credit losses	29,837	119,863	9,343,225	1,312,435
Written-off			(5,223,716)	(733,771)
Ending balance	10,921,962	11,041,825	15,161,334	2,129,700

PING AN BIOMEDICAL CO., LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	DEPOSITS, PAYMENTS AND OTHER RECEIVABLES, NET

Deposits, payments and other receivables, net consist of the following:

	As of September 30,
	2024	2025	2025
	RMB	RMB	US$
Payments for suppliers	1,571,422	9,313,656	1,308,281
Deferred IPO costs	10,961,224	-	-
Others	70,658	314,721	44,209
Total	12,603,304	9,628,377	1,352,490

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	As of September 30,
	2024	2025	2025
	RMB	RMB	US$
Computer and office equipment	99,255	99,255	13,942
Less: accumulated depreciation	(93,670)	(99,255)	(13,942)
Total	5,585	-	-

Depreciation expenses recognized for the years ended September 30, 2023, 2024 and 2025 were RMB32,756, RMB10,239 and RMB5,585 (US$785), respectively.

8.	ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of September 30,
	2024	2025	2025
	RMB	RMB	US$
Interest payable	17,690	-	-
VAT output	290,385	142,785	20,057
Other taxes	53,571	77,362	10,867
Salaries	195,832	46,751	6,567
Others	50,476	20,776	2,918
Total	607,954	287,674	40,409

PING AN BIOMEDICAL CO., LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	SHORT-TERM BANK BORROWINGS

Outstanding balances of short-term bank borrowings as of September 30, 2024 and 2025 consisted of the following:

	As of September 30,
	2024	2025	2025
	RMB	RMB	US$
Collateralized and guaranteed bank loans from Bank of China	10,000,000	10,000,000	1,404,692
	10,000,000	10,000,000	1,404,692

Short-term borrowings were denominated in RMB by New Brand from Bank of China in the PRC drawn under a banking facility with details as follows:

i)	Guaranteed by Suqin Li who is the Director and Chief Executive Officer of the Company, her husband and Shanghai Administration Center of Policy Financing Guarantee Funds for SMEs;

ii)	Secured by properties owned by Suqin Li and her husband.

The average interest rates for short-term borrowings as of September 30, 2023, 2024 and 2025 were 4.40%, 3.05% and 2.60% respectively.

Short-term bank borrowings as at September 30, 2025 are as follows:

Maturity date	Type	Bank	Interest rate	Balance as at September 30, 2025
				RMB	US$
May 19, 2026	Operating loan	BOC	2.60%	4,000,000	561,877
May 19, 2026	Operating loan	BOC	2.60%	6,000,000	842,815
				10,000,000	1,404,692

10.	Leases

Our operating leases primarily consist of leases of offices. The recognition of whether a contract arrangement contains a lease is made by evaluating whether the arrangement conveys the right to use an identified asset and whether we obtain substantially all the economic benefits from and has the ability to direct the use of the asset.

Operating lease assets and liabilities are included in the items of operating lease right-of-use assets, net, operating lease liabilities, current portion, and operating lease liabilities, non-current portion on the consolidated balance sheets.

We adopted ASU No. 2016-02 and related standards (collectively ASC 842, Leases), which replaced previous lease accounting guidance, on January 1, 2019 using the modified retrospective method of adoption. We elected the transition method expedient which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, prior periods have not been restated. We used the incremental borrowing rate of 4.8% as the discount rate, based on the information available at commencement date in determining the present value of lease payments.

PING AN BIOMEDICAL CO., LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	Leases (cont.)

Supplemental balance sheet information related to leases was as follows:

	As of September 30,
	2024	2025	2025
	RMB	RMB	US$
Operating lease:
Operating lease right-of-use assets	811,819	467,577	65,680
Current operating lease obligation	350,366	371,879	52,238
Noncurrent operating lease obligation	461,453	95,698	13,443
Total operating lease obligation	811,819	467,577	65,681

Operating lease expense for the years ended September 30, 2023, 2024 and 2025 was RMB420,571, RMB418,189 and RMB388,909 (US$54,630), respectively.

The undiscounted future minimum lease payment schedule as follows:

For the year ending September 30,	RMB	US$
2026	384,263	53,977
2027	96,066	13,494
Total	480,329	67,471
Less: imputed interest	(12,752)	(1,790)
Present value of operating lease liabilities	467,577	65,681
Less: current portion of lease obligation	(371,879)	(52,238)
Noncurrent operating lease obligation	95,698	13,443

Other supplemental information about the Company’s operating lease as of:

September 30, 2025
Weighted average discount rate	4.75%
Weighted average remaining lease term (years)	1.25

11.	Related party balances and transactions

(1)	Related parties’ relationships

Name of Related Party	Relationship to the Company
Action Holdings Limited	Immediate holding company of Majestic
Easy Rich Industries (Shanghai) Limited (“Easy Rich SH”)	Common controlled by Mr. Ko and Ms. Li
Ms. Li	Controlling Shareholder
Meridian Industries Limited (“MIL”)	Common controlled by Mr. Ko and Ms. Li
Meridian Group Holdings Limited	An intermediate holding company of Majestic
Wisewing International Ltd (“Wisewing”)	Controlled by Mr. Ko
Meridian (Shenzhen) Holdings Co., Ltd. (“MDSZ”)	Controlled by Mr. Ko
Leisure Bright Trading Limited (“Leisure bright”)	Ms. Li is the sole shareholder
Mr. Ko	Controlling Shareholder

(2)	Balances with related parties

Other receivables — related parties consist of the following:

	As of September 30,
	2024	2025	2025
	RMB	RMB	US$
Action Holdings Limited	7,299	—	—
Total	7,299	—	—

PING AN BIOMEDICAL CO., LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	Related party balances and transactions (cont.)

Other payables — related parties consist of the following:

	As of September 30,
	2024	2025	2025
	RMB	RMB	US$
Ms. Li	11,777,000	1,363,693	191,557
Meridian Industries Limited (“MIL”)	19,413,537	897,914	126,129
Meridian Group Holdings Limited	705,205	-	-
Wisewing International Ltd (“Wisewing”)	284,430	672,476	94,462
Easy Rich Industries (Shanghai) Limited (“Easy Rich SH”)	1,690,374	-	-
Meridian (Shenzhen) Holdings Co., Ltd. (“MDSZ”)	1,690,000	-	-
Total	35,560,546	2,934,083	412,148

The amount due to Ms. Li is unsecured, interest free with no specific repayment terms. The amount is of non-trade nature.

The amounts due from (to) Action Holdings, Ms. Li and Wisewing are unsecured, interest free with no specific repayment terms. The amounts are of non-trade nature.

We rented an office premises in Hong Kong from Wisewing International Ltd respectively. The amounts due to Wisewing International Ltd principally represent rental payable.

(2)	Related parties’ transactions

In addition to the related party balances above and the guarantees and pledge of assets referred to in note 9, we have the following related party transaction representing rental expense paid to:

	As of September 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Leisure Bright	384,345	128,115	—	—
Wisewing International Ltd	—	290,074	388,909	54,630

12.	TAXES

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

BVI

Nifty Holdings is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Multi Ridge is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. No provisions for Hong Kong profit tax have been made as Multi Ridge had no assessable profits derived from or earned in Hong Kong for the year ended September 30, 2023, 2024 and 2025. Under Hong Kong tax law, Multi Ridge is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PING AN BIOMEDICAL CO., LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	TAXES (cont.)

China

New Brand is governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate.

Dividend distribution out of the retained profits of foreign-invested enterprises in the PRC earned after January 1, 2008 is subject to withholding income tax at a tax rate of 10% unless reduced by treaty.

Significant components of the provision for income taxes are as follows:

	For the year ended September 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Current:
PRC	1,043,082	593,189	(328,319)	(46,119)
Total current tax (benefit) expense	1,043,082	593,189	(328,319)	(46,119)
Deferred:
PRC	(7,459)	8,267	(1,527,270)	(214,534)
Total deferred tax (benefit) expense	(7,459)	8,267	(1,527,270)	(214,534)
Total income tax (benefit) expense	1,035,623	601,456	(1,855,589)	(260,653)

The following table reconciles PRC statutory rates to our effective tax rate:

	For the years ended September 30,
	2023	2024	2025
Taxed at PRC statutory tax rates	25.0%	25.0%	25.0%
Tax effect of income not taxable for tax purpose	0.0%	0.0%	0.0%
Tax effect of expenses not deductible for tax purpose	152.6%	(106.7)%	(0.0)%
Tax effect of different tax rate for operating in another jurisdiction	51.9%	(34.5)%	(2.4)%
Withholding tax	2,462.8%	(5.2)%	0.0%
Valuation allowance	-	-	(12.2)%
Others	(208.0)%	33.3%	2.2%
Total provision for income taxes	2,484.3%	(88.1)%	12.6%

PING AN BIOMEDICAL CO., LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	TAXES (cont.)

Deferred tax, net

Significant components of deferred tax assets were as follows:

	As of September 30,
	2024	2025	2025
	RMB	RMB	US$
Deferred tax assets:
Provision for credit losses	2,763,034	3,791,377	532,572
Net operating loss	-	1,883,721	264,604
Less valuation allowance	(40,801)	(1,425,595)	(200,252)
Total deferred tax assets, net	2,722,233	4,249,503	596,924

The movement of deferred tax assets were as follows:

	For the years ended September 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Deferred tax assets:
Beginning balance	2,723,041	2,730,500	2,722,233	382,390
Movement	7,459	(8,267)	1,527,270	214,534
Ending balance	2,730,500	2,722,233	4,249,503	596,924

13.	Concentration of risk

Credit risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash. As of September 30, 2024 and 2025, RMB95,750 and RMB386,254 (US$54,257) were deposited with financial institutions located in the PRC, respectively. As of September 30, 2025, RMB35,523,810 (US$4,990,000) were deposited with financial institutions located in the Cambodia. These balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

We are also exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance, where applicable, would make for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

A majority of our expense transactions are denominated in RMB and a significant portion of us and our subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by us in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Customer concentration risk

For the year ended September 30, 2023, four customers accounted for 44.6%, 15.5%, 10.6% and 10.2% of our total revenues. For the year ended September 30, 2024, three customers accounted for 33.3%, 25.2%, 23.9% of our total revenues. For the year ended September 30, 2025, three customers accounted for 47.6%, 25.8% and 11.1% of our total revenues. No other customer accounts for more than 10% of our revenue for the years ended September 30, 2023, 2024 and 2025, respectively.

As of September 30, 2024, four customers accounted for 41.3%, 20.9%, 16.5% and 13.6% of the total balance of accounts receivable. As of September 30, 2025, three customers accounted for 61.3%, 17.3% and 11.3% of the total balance of accounts receivable. No other customer accounts for more than 10% of our accounts receivable as of September 30, 2024 and 2025, respectively.

PING AN BIOMEDICAL CO., LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	Concentration of risk (cont.)

Vendor concentration risk

For the year ended September 30, 2023, three vendors accounted for 32.7%, 19.7% and 12.8% of our total purchases. For the year ended September 30, 2024, five vendors accounted for 23.4%, 17.0%, 15.2%, 11.0% and 10.0% of our total purchases. For the year ended September 30, 2025, two vendors accounted for 28.0% and 24.4% of our total purchases. No other supplier accounts for more than 10% of our purchase for the years ended September 30, 2023, 2024 and 2025, respectively.

As of September 30, 2024, three vendors accounted for 44.4%, 22.5% and 19.1% of the total balance of accounts payable. As of September 30, 2025, two vendors accounted for 61.0% and 10.6% of the total balance of accounts payable. No other customer accounts for more than 10% of our accounts payable as of September 30, 2024 and 2025, respectively.

14.	LIQUIDITY

In assessing our liquidity, we monitor and evaluate our cash and bank balances and our operating and capital expenditure commitments. Our liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

As of September 30, 2025, we had accumulated loss of RMB 21,047,417. The loss for the year ended September 30, 2025 was RMB 12,829,206. However, our working capital as of September 30, 2025 was RMB 40,620,625 (US$5,705,945), which considered sufficient to cover one year’s operating loss and cash flow requirement.

Based on the above considerations, we believe that we had sufficient funds to meet our operating and capital expenditure needs and obligations in the next 12 months. However, there is no assurance that the Company will be successful in implementing the foregoing plans or additional financing will be available to us on commercially reasonable terms. There are a number of factors that could potentially arise that could undermine our plans such as (i) changes in the demand for our Supply Chain Management services, (ii) government policies, and (iii) economic conditions in China. Our inability to secure needed financing when required may require material changes to our business plan and could have a material impact on our financial conditions and result of operations.

15.	Shareholders’ equity

Ordinary shares

Majestic Ideal was incorporated in Cayman Islands on November 3, 2021. The authorized number of ordinary shares is 500,000,000 shares with a par value of US$0.0001 per ordinary share.

On November 23, 2021, we effected a forward stock split of all issued and outstanding shares of 100 shares at a ratio of 112,500:1.

On July 3, 2023, we effected a share split at a ratio of 1-to-1.6. As a result of the share split, we had 800,000,000 authorized ordinary shares with a par value of US$0.0000625 per ordinary share and 18,000,000 ordinary shares issued and outstanding. The shares and per share data were presented on a retroactive basis to reflect the Company’s share split.

On July 22, 2025, we closed an IPO by issuing 2,500,000 ordinary shares, par value $0.0000625 per share at a price of $6 per share.

As of September 30, 2025, the total issued and outstanding shares of the Company is 20,500,000 shares.

Restricted assets

Our ability to pay dividends is primarily dependent on us receiving distributions of funds from our subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by New Brand only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of New Brand.

PING AN BIOMEDICAL CO., LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	Shareholders’ equity (cont.)

New Brand is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, New Brand may allocate a portion of their after- tax profits based on PRC accounting standards to enterprise expansion fund, staff bonus and welfare fund and a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, New Brand is restricted in their ability to transfer their assets to us. Foreign exchange and other regulation in the PRC may further restrict New Brand from transferring funds to us in the form of dividends, loans and advances. As of September 30, 2024 and 2025, amounts restricted are the paid-in-capital and statutory reserve of New Brand, which amounted to RMB9,679,428 and RMB9,679,428 (US$1,356,661), respectively.

Statutory reserve

During the years ended September 30, 2023, 2024 and 2025, New Brand attributed RMB430,870, RMB39,659 and RMB nil of retained earnings for their statutory reserves, respectively.

Capital contributions

During the year ended September 30, 2023, 2024 and 2025, Multi Ridge contributed nil, nil and nil to New Brand.

Dividend distributions

During the year ended September 30, 2023, 2024 and 2025, Multi Ridge distributed RMB9,603,730, RMB314,227 and RMB nil to its shareholders, respectively.

16.	SUBSEQUENT EVENTS

In October 2025, the Board of Directors (the “Board”) of the Company received and accepted the resignation of Ms. Yuk Yin Judy Li from her position as the Chairman and Director of the Board of the Company, the resignation of Ms. Lina Jiang from her position as the Director of the Board and Chief Executive Officer of the Company, the resignation of Ms. Xueyuan Chen from her position as the Chief Financial Officer of the Company and Mr. Taylor Carl Coplen from his position as independent director of the Board, all effective immediately. Effective October 14, 2025, the Board appointed Mr. Pijun Liu as a Chairman of the Board of the Company, Chief Executive Officer of the Company, and the Executive Director of the Board, Ms. Hongli Yang as a Chief Financial Officer of the Company and Mr. Xianzhi Liu as independent director of the Board. The Company changed its name into “Ping An Biomedical Co., Ltd.”

On November 12, 2025, the Company filed S-8 to register 4,050,000 ordinary shares, at par value US$0.0000625 per share (the “Ordinary Shares”), that may be issued under the Company’s 2025 Stock Incentive Plan.

On November 24, 2025, the Company received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from October 10, 2025 to November 20, 2025, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

The Company evaluated all events and transactions that occurred after September 30, 2025 up through the date the Company issued the consolidated financial statements. There were no other subsequent events occurred that would require recognition or disclosure in the Company’s consolidated financial statements.